

General Mills

2023 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MAY 28, 2023

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission file number: 001-01185

_____

GENERAL MILLS, INC.
(Exact name of registrant as specified in its charter)

Delaware	41-0274440
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Number One General Mills Boulevard Minneapolis, Minnesota	55426
(Address of principal executive offices)	(Zip Code)

(763) 764-7600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.10 par value	GIS	New York Stock Exchange
0.125% Notes due 2025	GIS25A	New York Stock Exchange
0.450% Notes due 2026	GIS26	New York Stock Exchange
1.500% Notes due 2027	GIS27	New York Stock Exchange
3.907% Notes due 2029	GIS29	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☑

Aggregate market value of Common Stock held by non-affiliates of the registrant, based on the closing price of $82.97 per share as reported on the New York Stock Exchange on November 27, 2022 (the last business day of the registrant's most recently completed second fiscal quarter): $48,920 million.

Number of shares of Common Stock outstanding as of June 14, 2023: 585,182,745 (excluding 169,430,583 shares held in the treasury).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2023 Annual Meeting of Shareholders are incorporated by reference into Part III.

Table of Contents

PART I

ITEM 1 - Business

COMPANY OVERVIEW

For more than 150 years, General Mills has been making food the world loves. We are a leading global manufacturer and marketer of branded consumer foods with more than 100 brands in 100 countries across six continents. In addition to our consolidated operations, we have 50 percent interests in two strategic joint ventures that manufacture and market food products sold in approximately 130 countries worldwide.

We manage and review the financial results of our business under four operating segments: North America Retail; International; Pet; and North America Foodservice. See Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in Item 7 of this report for a description of our segments.

We offer a variety of human and pet food products that provide great taste, nutrition, convenience, and value for consumers around the world. Our business is focused on the following large, global categories:

- snacks, including grain, fruit and savory snacks, nutrition bars, and frozen hot snacks;
- ready-to-eat cereal;
- convenient meals, including meal kits, ethnic meals, pizza, soup, side dish mixes, frozen breakfast, and frozen entrees;
- wholesome natural pet food;
- refrigerated and frozen dough;
- baking mixes and ingredients;
- yogurt; and
- super-premium ice cream.

Our Cereal Partners Worldwide (CPW) joint venture with Nestlé S.A. (Nestlé) competes in the ready-to-eat cereal category in markets outside North America, and our Häagen-Dazs Japan, Inc. (HDJ) joint venture competes in the super-premium ice cream category in Japan. For net sales contributed by each class of similar products, please see Note 17 to the Consolidated Financial Statements in Item 8 of this report.

The terms "General Mills," "Company," "registrant," "we," "us," and "our" mean General Mills, Inc. and all subsidiaries included in the Consolidated Financial Statements in Item 8 of this report unless the context indicates otherwise.

Certain terms used throughout this report are defined in a glossary in Item 8 of this report.

Customers

Our primary customers are grocery stores, mass merchandisers, membership stores, natural food chains, drug, dollar and discount chains, e-commerce retailers, commercial and noncommercial foodservice distributors and operators, restaurants, convenience stores, and pet specialty stores. We generally sell to these customers through our direct sales force. We use broker and distribution arrangements for certain products and to serve certain types of customers and certain markets. For further information on our customer credit and product return practices, please refer to Note 2 to the Consolidated Financial Statements in Item 8 of this report. During fiscal 2023, Walmart Inc. and its affiliates (Walmart) accounted for 21 percent of our consolidated net sales and 28 percent of net sales of our North America Retail segment. No other customer accounted for 10 percent or more of our consolidated net sales. For further information on significant customers, please refer to Note 8 to the Consolidated Financial Statements in Item 8 of this report.

Competition

The human and pet food categories are highly competitive, with numerous manufacturers of varying sizes in the United States and throughout the world. The categories in which we participate also are very competitive. Our principal competitors in these categories are manufacturers, as well as retailers with their own branded products. Competitors market and sell their products through brick-and-mortar stores and e-commerce. All our principal competitors have substantial financial, marketing, and other resources. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, convenient ordering and delivery to the consumer, and the ability to identify and satisfy consumer preferences. Our principal strategies for competing in each of our segments include unique consumer insights, effective customer relationships, superior product quality, innovative advertising, product promotion, product innovation aligned with consumers' needs, an efficient supply chain, and price. In most product categories, we compete not only with other widely advertised, branded products, but also with regional brands and with generic and private label products that are generally sold at lower prices. Internationally, we compete with both multi-national and local manufacturers, and each country includes a unique group of competitors.

Raw materials, ingredients, and packaging

The principal raw materials that we use are grains (wheat, oats, and corn), dairy products, meat, vegetable oils, sugar, vegetables, fruits, nuts, and other agricultural products. We also use substantial quantities of carton board, corrugated, plastic, and metal packaging materials, operating supplies, and energy. Most of these inputs for our domestic and Canadian operations are purchased from suppliers in the United States. In our other international operations, inputs that are not locally available in adequate supply may be imported from other countries. The cost of these inputs may fluctuate widely due to external conditions such as weather, climate change, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, trade tariffs, pandemics, war, and changes in governmental agricultural and energy policies and regulations. We believe that we will be able to obtain an adequate supply of needed inputs. Occasionally and where possible, we make advance purchases of items significant to our business in order to ensure continuity of operations. Our objective is to procure materials meeting both our quality standards and our production needs at price levels that allow a targeted profit margin. Since these inputs generally represent the largest variable cost in manufacturing our products, to the extent possible, we often manage the risk associated with adverse price movements for some inputs using a variety of risk management strategies. We also have a grain merchandising operation that provides us efficient access to, and more informed knowledge of, various commodity markets, principally wheat and oats. This operation holds physical inventories that are carried at net realizable value and uses derivatives to manage its net inventory position and minimize its market exposures.

TRADEMARKS AND PATENTS

Our products are marketed under a variety of valuable trademarks. Some of the more important trademarks used in our global operations (set forth in italics in this report) include *Annie's*, *Betty Crocker*, *Bisquick*, *Blue Buffalo*, *Blue Basics*, *Blue Freedom*, *Bugles*, *Cascadian Farm*, *Cheerios*, *Chex*, *Cinnamon Toast Crunch*, *Cocoa Puffs*, *Cookie Crisp*, *EPIC*, *Fiber One*, *Fruit by the Foot*, *Fruit Gushers*, *Fruit Roll-Ups*, *Gardetto's*, *Gold Medal*, *Golden Grahams*, *Häagen-Dazs*, *Kitano*, *Kix*, *Lärabar*, *Latina*, *Lucky Charms*, *Muir Glen*, *Nature Valley*, *Nudges, Oatmeal Crisp*, *Old El Paso*, *Pillsbury*, *Progresso*, *Raisin Nut Bran*, *Total*, *Top Chews Naturals, Totino's*, *Trix*, *True Chews, Wanchai Ferry*, *Wheaties*, *Wilderness*, and *Yoki*. We protect these trademarks as appropriate through registrations in the United States and other jurisdictions. Depending on the jurisdiction, trademarks are generally valid as long as they are in use or their registrations are properly maintained and they have not been found to have become generic. Registrations of trademarks can also generally be renewed indefinitely for as long as the trademarks are in use.

Some of our products are marketed under or in combination with trademarks that have been licensed from others for both long-standing products (e.g., *Reese's Puffs* for cereal, *Green Giant* for vegetables in certain countries, and *Yoplait* and related brands for fresh dairy in the United States and Canada), and shorter term promotional products (e.g., fruit snacks sold under various third party equities).

Our cereal trademarks are licensed to CPW and may be used in association with the *Nestlé* trademark. Nestlé licenses certain of its trademarks to CPW, including the *Nestlé* and *Uncle Toby's* trademarks. The *Häagen-Dazs* trademark is licensed royalty-free and exclusively to Nestlé and authorized sublicensees for ice cream and other frozen dessert products in the United States and Canada. The *Häagen-Dazs* trademark is also licensed to HDJ in Japan. The *Pillsbury* brand and the *Pillsbury Doughboy* character are subject to an exclusive, royalty-free license that was granted to a third party and its successors in the dessert mix and baking mix categories in the United States and under limited circumstances in Canada and Mexico.

We continue our focus on developing and marketing innovative, proprietary products, many of which use proprietary expertise, recipes and formulations. We consider the collective rights under our various patents, which expire from time to time, a valuable asset, but we do not believe that our businesses are materially dependent upon any single patent or group of related patents.

SEASONALITY

In general, demand for our products is evenly balanced throughout the year. However, within our North America Retail segment demand for refrigerated dough, frozen baked goods, and baking products is stronger in the fourth calendar quarter. Demand for *Progresso* soup is higher during the fall and winter months. Within our International segment, demand for *Häagen-Dazs* ice cream is higher during the summer months and demand for baking mix increases during winter months. Due to the offsetting impact of these demand trends, as well as the different seasons in the northern and southern hemispheres, our International segment's net sales are generally evenly balanced throughout the year.

QUALITY AND SAFETY REGULATION

The manufacture and sale of human and pet food products is highly regulated. In the United States, our activities are subject to regulation by various federal government agencies, including the Food and Drug Administration, Department of Agriculture, Federal Trade Commission, Department of Commerce, Occupational Safety and Health Administration, and Environmental Protection Agency, as well as various federal, state, and local agencies relating to the production, packaging, labelling, marketing, storage, distribution, quality, and safety of food and pet products and the health and safety of our employees. Our business is also regulated by similar agencies outside of the United States.

ENVIRONMENTAL MATTERS

As of May 28, 2023, we were involved with two response actions associated with the alleged or threatened release of hazardous substances or wastes located in Minneapolis, Minnesota and Moonachie, New Jersey.

Our operations are subject to the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act, and the Federal Insecticide, Fungicide, and Rodenticide Act, and all similar state, local, and foreign environmental laws and regulations applicable to the jurisdictions in which we operate.

Based on current facts and circumstances, we believe that neither the results of our environmental proceedings nor our compliance in general with environmental laws or regulations will have a material adverse effect upon our capital expenditures, earnings, or competitive position.

HUMAN CAPITAL MANAGEMENT

Recruiting, developing, engaging, and protecting our workforce is critical to executing our strategy and achieving business success. As of May 28, 2023, we had approximately 34,000 employees around the globe, with approximately 16,000 in the U.S. and approximately 18,000 located in our markets outside of the U.S. Our workforce is divided between approximately 13,000 employees dedicated to the production of our products and approximately 21,000 non-production employees.

The efficient production of high-quality products and successful execution of our strategy requires a talented, skilled, and engaged team of employees. We work to equip our employees with critical skills and expand their contributions over time by providing a range of training and career development opportunities, including hands-on experiences via challenging work assignments and job rotations, coaching and mentoring opportunities, and training programs. To foster employee engagement and commitment, we follow a robust process to listen to employees, take action, and measure our progress with on-going employee conversations, transparent communications, and employee engagement surveys.

We believe that fostering a culture of inclusion and belonging strengthens our ability to recruit talent and allows all of our employees to thrive and succeed. We actively cultivate a culture that acknowledges, respects, and values all dimensions of diversity – including gender, race, sexual orientation, ability, backgrounds, and beliefs. Ensuring diversity of input and perspectives is core to our business strategy, and we are committed to recruiting, retaining, developing, and advancing a workforce that reflects the diversity of the consumers we serve. This commitment starts with our company leadership where women represent approximately 47 percent of our officer and director population, and approximately 22 percent of our officers and directors are racially or ethnically diverse. We embed our culture of inclusion and belonging into our day-to-day ways of working through a number of programs to foster discussion, build empathy, and increase understanding.

We are committed to maintaining a safe and secure workplace for our employees. We set specific safety standards to identify and manage critical risks. We use global safety management systems and employee training to ensure consistent implementation of safety protocols and accurate measurement and tracking of incidents. To provide a safe and secure working environment for our employees, we prohibit workplace discrimination, and we do not tolerate abusive conduct or harassment. Our attention to the health and safety of our workforce extends to the workers and communities in our supply chain. We believe that respect for human rights is fundamental to our strategy and to our commitment to ethical business conduct.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The section below provides information regarding our executive officers as of June 28, 2023.

Kofi A. Bruce, age 53, is Chief Financial Officer. Mr. Bruce joined General Mills in 2009 as Vice President, Treasurer after serving in a variety of senior management positions with Ecolab and Ford Motor Company. He served as Treasurer until 2010 when he was named Vice President, Finance for Yoplait. Mr. Bruce reassumed his role as Vice President, Treasurer from 2012 until 2014 when he was named Vice President, Finance for Convenience Stores & Foodservice. He was named Vice President, Controller in 2017, Vice President, Financial Operations in September 2019, and to his present position in February 2020.

Paul J. Gallagher, age 55, is Chief Supply Chain Officer. Mr. Gallagher joined General Mills in April 2019 as Vice President, North America Supply Chain from Diageo plc. He began his career at Diageo where he spent 25 years serving in a variety of leadership roles in manufacturing, procurement, planning, customer service, and engineering before becoming President, North America Supply from 2013 to March 2019. He was named to his current position in July 2021.

Jeffrey L. Harmening, age 56, is Chairman of the Board and Chief Executive Officer. Mr. Harmening joined General Mills in 1994 and served in various marketing roles in the Betty Crocker, Yoplait, and Big G cereal divisions. He was named Vice President,

Marketing for CPW in 2003 and Vice President of the Big G cereal division in 2007. In 2011, he was promoted to Senior Vice President for the Big G cereal division. Mr. Harmening was appointed Senior Vice President, Chief Executive Officer of CPW in 2012. Mr. Harmening returned from CPW in 2014 and was named Executive Vice President, Chief Operating Officer, U.S. Retail. He became President, Chief Operating Officer in 2016. He was named Chief Executive Officer in 2017 and Chairman of the Board in 2018. Mr. Harmening is a director of The Toro Company.

Dana M. McNabb, age 47, is Chief Strategy & Growth Officer. Ms. McNabb joined General Mills in 1999 and held a variety of marketing roles in Cereal, Snacks, Meals, and New Products before becoming Vice President, Marketing for CPW in 2011 and Vice President, Marketing for the Circle of Champions Business Unit in 2015. She became President, U.S. Cereal Operating Unit in 2016, Group President, Europe & Australia in January 2020, and was named to her present position in July 2021.

Jaime Montemayor, age 59, is Chief Digital and Technology Officer. He spent 21 years at PepsiCo, Inc., serving in roles of increasing responsibility, including most recently as Senior Vice President and Chief Information Officer of PepsiCo's Americas Foods segment from 2013 to 2015, and Senior Vice President and Chief Information Officer, Digital Innovation, Data and Analytics, PepsiCo from 2015 to 2016. Mr. Montemayor served as Chief Technology Officer of 7-Eleven Inc. in 2017. He assumed his current role in February 2020 after founding and operating a digital technology consulting company from 2017 until January 2020.

Jon J. Nudi, age 53, is Group President, North America Retail. Mr. Nudi joined General Mills in 1993 as a Sales Representative and held a variety of roles in Consumer Foods Sales. In 2005, he moved into marketing roles in the Meals division and was elected Vice President in 2007. Mr. Nudi was named Vice President; President, Snacks, in 2010, Senior Vice President, President, Europe/Australasia in 2014, and Senior Vice President; President, U.S. Retail in 2016. He was named to his present position in 2017.

Shawn P. O'Grady, age 59, is Group President, North America Foodservice. Mr. O'Grady joined General Mills in 1990 and held several marketing roles in the Snacks, Meals, and Big G cereal divisions. He was promoted to Vice President in 1998 and held marketing positions in the Betty Crocker and Pillsbury USA divisions. In 2004, he moved into Consumer Foods Sales, becoming Vice President, President, U.S. Retail Sales in 2007, Senior Vice President, President, Consumer Foods Sales Division in 2010, Senior Vice President, President, Sales & Channel Development in 2012, and Group President, Convenience Stores & Foodservice in 2017. He was named to his current position in December 2021.

Mark A. Pallot, age 50, is Vice President, Chief Accounting Officer. Mr. Pallot joined General Mills in 2007 and served as Director, Financial Reporting until 2017, when he was named Vice President, Assistant Controller. He was elected to his present position in February 2020. Prior to joining General Mills, Mr. Pallot held accounting and financial reporting positions at Residential Capital, LLC, Metris, Inc., CIT Group Inc., and Ernst & Young, LLP.

Bethany Quam, age 52, is Group President, Pet. Ms. Quam joined General Mills in 1993 and held a variety of positions before becoming Vice President, Strategic Planning in 2007. She was promoted to Vice President, Field Sales, Channels in 2012, Vice President; President, Convenience Stores & Foodservice in 2014, and Senior Vice President; President, Europe & Australia in 2016, and Group President; Europe & Australia in 2017. She was named to her current position in October 2019.

Lanette Shaffer Werner, age 52, is Chief Innovation, Technical and Quality Officer. Ms. Shaffer Werner joined General Mills in 1995 and held various R&D roles in Frozen Desserts and Pillsbury before serving as Director of One Global Dairy and Sr. Director for One Global Cereal. In July 2021, Ms. Shaffer Werner was named as Vice President, Innovation, Technical and Quality, Meals & Baking Solutions. She was named to her present position in June 2023.

Sean Walker, age 57, is Group President, International. Mr. Walker joined General Mills in 1989 and held a variety of positions before becoming Vice President, President of Latin America in 2009. He was named Senior Vice President, President Latin America in 2012, Senior Vice President, Corporate Strategy in 2016, and Group President, Asia & Latin America in February 2019. He was named to his current position in July 2021.

Jacqueline Williams-Roll, age 54, is Chief Human Resources Officer. Ms. Williams-Roll joined General Mills in 1995. In this capacity, she also has responsibility for Corporate Communications. She held human resources leadership roles in Supply Chain, Finance, Marketing, and Organization Effectiveness, and has also worked a large part of her career on businesses outside of the United States. She was named Vice President, Human Resources, International in 2010, and then promoted to Senior Vice President, Human Resources Operations in 2013. She was named to her present position in 2014. Prior to joining General Mills, she held sales and management roles with Jenny Craig International.

Karen Wilson Thissen, age 56, is General Counsel and Secretary. Ms. Wilson Thissen joined General Mills in June 2022. Prior to joining General Mills, she spent 17 years at Ameriprise Financial, Inc., serving in roles of increasing responsibility, including most recently as Executive Vice President and General Counsel from 2017 to June 2022, and Executive Vice President and Deputy General Counsel from 2014 to 2017. Before joining Ameriprise Financial, Inc., she was a partner at the law firm of Faegre & Benson LLP (now Faegre Drinker Biddle & Reath LLP).

WEBSITE ACCESS

Our website is https://www.generalmills.com. We make available, free of charge in the "Investors" portion of this website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (1934 Act) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). All such filings are available on the SEC's website at https://www.sec.gov. Reports of beneficial ownership filed pursuant to Section 16(a) of the 1934 Act are also available on our website.

ITEM 1A - Risk Factors

Our business is subject to various risks and uncertainties. Any of the risks described below could materially, adversely affect our business, financial condition, and results of operations.

Business and Industry Risks

The categories in which we participate are very competitive, and if we are not able to compete effectively, our results of operations could be adversely affected.

The human and pet food categories in which we participate are very competitive. Our principal competitors in these categories are manufacturers, as well as retailers with their own branded and private label products. Competitors market and sell their products through brick-and-mortar stores and e-commerce. All of our principal competitors have substantial financial, marketing, and other resources. In most product categories, we compete not only with other widely advertised branded products, but also with regional brands and with generic and private label products that are generally sold at lower prices. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, convenient ordering and delivery to the consumer, and the ability to identify and satisfy consumer preferences. If our large competitors were to seek an advantage through pricing or promotional changes, we could choose to do the same, which could adversely affect our margins and profitability. If we did not do the same, our revenues and market share could be adversely affected. Our market share and revenue growth could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or by new product introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain premium pricing over generic and private label products.

We may be unable to maintain our profit margins in the face of a consolidating retail environment.

There has been significant consolidation in the grocery industry, resulting in customers with increased purchasing power. In addition, large retail customers may seek to use their position to improve their profitability through improved efficiency, lower pricing, increased reliance on their own brand name products, increased emphasis on generic and other economy brands, and increased promotional programs. If we are unable to use our scale, marketing expertise, product innovation, knowledge of consumers' needs, and category leadership positions to respond to these demands, our profitability and volume growth could be negatively impacted. In addition, the loss of any large customer could adversely affect our sales and profits. In fiscal 2023, Walmart accounted for 21 percent of our consolidated net sales and 28 percent of net sales of our North America Retail segment. For more information on significant customers, please see Note 8 to the Consolidated Financial Statements in Item 8 of this report.

Price changes for the commodities we depend on for raw materials, packaging, and energy may adversely affect our profitability.

The principal raw materials that we use are commodities that experience price volatility caused by external conditions such as weather, climate change, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, trade tariffs, pandemics, war (including international sanctions imposed on Russia for its invasion of Ukraine), and changes in governmental agricultural and energy policies and regulations. Commodity prices have become, and may continue to be, more volatile. Commodity price changes may result in unexpected increases in raw material, packaging, energy, and transportation costs. If we are unable to increase productivity to offset these increased costs or increase our prices, we may experience reduced margins and profitability. We do not fully hedge against changes in commodity prices, and the risk management procedures that we do use may not always work as we intend.

Concerns with the safety and quality of our products could cause consumers to avoid certain products or ingredients.

We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain of our products or ingredients. Adverse publicity about these types of concerns, whether or not valid, may discourage consumers from buying our products or cause production and delivery disruptions.

We may be unable to anticipate changes in consumer preferences and trends, which may result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes, eating habits, and purchasing behaviors of consumers and to offer products that appeal to their preferences in channels where they shop. Consumer preferences and category-level consumption may change from time to time and can be affected by a number of different trends and other factors. If we fail to anticipate, identify or react to these changes and trends, such as adapting to emerging e-commerce channels, or to introduce new and improved products on a timely basis, we may experience reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of ingredients such as sodium, trans fats, genetically modified organisms, sugar, processed wheat, grain-free or legume-rich pet food, or other product ingredients or attributes.

We may be unable to grow our market share or add products that are in faster growing and more profitable categories.

The food industry's growth potential is constrained by population growth. Our success depends in part on our ability to grow our business faster than populations are growing in the markets that we serve. One way to achieve that growth is to enhance our portfolio by adding innovative new products in faster growing and more profitable categories. Our future results will also depend on our ability to increase market share in our existing product categories. If we do not succeed in developing innovative products for new and existing categories, our growth and profitability could be adversely affected.

Our results may be negatively impacted if consumers do not maintain their favorable perception of our brands.

Maintaining and continually enhancing the value of our many iconic brands is critical to the success of our business. The value of our brands is based in large part on the degree to which consumers react and respond positively to these brands. Brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, our failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, concerns about food safety, or our products becoming unavailable to consumers. Consumer demand for our products may also be impacted by changes in the level of advertising or promotional support. The use of social and digital media by consumers, us, and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favorable perception of our brands, our business results could be negatively impacted.

Operating Risks

If we are not efficient in our production, our profitability could suffer as a result of the highly competitive environment in which we operate.

Our future success and earnings growth depend in part on our ability to be efficient in the production and manufacture of our products in highly competitive markets. Gaining additional efficiencies may become more difficult over time. Our failure to reduce costs through productivity gains or by eliminating redundant costs resulting from acquisitions or divestitures could adversely affect our profitability and weaken our competitive position. Many productivity initiatives involve complex reorganization of manufacturing facilities and production lines. Such manufacturing realignment may result in the interruption of production, which may negatively impact product volume and margins. We periodically engage in restructuring and cost savings initiatives designed to increase our efficiency and reduce expenses. If we are unable to execute those initiatives as planned, we may not realize all or any of the anticipated benefits, which could adversely affect our business and results of operations.

Disruption of our supply chain could adversely affect our business.

Our ability to make, move, and sell products is critical to our success. Damage or disruption to raw material supplies or our manufacturing or distribution capabilities due to weather, climate change, natural disaster, fire, terrorism, cyber-attack, pandemics, war, governmental restrictions or mandates, labor shortages, strikes, import/export restrictions, or other factors could impair our ability to manufacture or sell our products. Many of our product lines are manufactured at a single location or sourced from a single supplier. The failure of third parties on which we rely, including those third parties who supply our ingredients, packaging, capital equipment and other necessary operating materials, contract manufacturers, commercial transport, distributors, contractors, and external business partners, to meet their obligations to us, or significant disruptions in their ability to do so, may negatively impact our operations. Our suppliers' policies and practices can damage our reputation and the quality and safety of our products. Disputes with significant suppliers, including disputes regarding pricing or performance, could adversely affect our ability to supply products to our customers and could materially and adversely affect our sales, financial condition, and results of operations. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location or supplier, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

Short term or sustained increases in consumer demand at our retail customers may exceed our production capacity or otherwise strain our supply chain. Our failure to meet the demand for our products could adversely affect our business and results of operations.

Our international operations are subject to political and economic risks.

In fiscal 2023, 19 percent of our consolidated net sales were generated outside of the United States. We are accordingly subject to a number of risks relating to doing business internationally, any of which could significantly harm our business. These risks include:

- political and economic instability;
- exchange controls and currency exchange rates;
- tariffs on products and ingredients that we import and export;
- nationalization or government control of operations;
- compliance with anti-corruption regulations;
- foreign tax treaties and policies; and
- restriction on the transfer of funds to and from foreign countries, including potentially negative tax consequences.

Our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates. These fluctuations could cause material variations in our results of operations. Our principal exposures are to the Australian dollar, Brazilian real, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, Mexican peso, and Swiss franc. From time to time, we enter into agreements that are intended to reduce the effects of our exposure to currency fluctuations, but these agreements may not be effective in significantly reducing our exposure.

A strengthening in the U.S. dollar relative to other currencies in the countries in which we operate would negatively affect our reported results of operations and financial results due to currency translation losses and currency transaction losses.

Our business operations could be disrupted if our information technology systems fail to perform adequately or are breached.

Information technology serves an important role in the efficient and effective operation of our business. We rely on information technology networks and systems, including the internet, to process, transmit, and store electronic information to manage a variety of business processes and to comply with regulatory, legal, and tax requirements. Our information technology systems and infrastructure are critical to effectively manage our key business processes including digital marketing, order entry and fulfillment, supply chain management, finance, administration, and other business processes. These technologies enable internal and external communication among our locations, employees, suppliers, customers, and others and include the receipt and storage of personal information about our employees, consumers, and proprietary business information. Our information technology systems, some of which are dependent on services provided by third parties, may be vulnerable to damage, interruption, or shutdown due to any number of causes such as catastrophic events, natural disasters, fires, power outages, systems failures, telecommunications failures, security breaches, computer viruses, hackers, employee error or malfeasance, and other causes. Increased cyber-security threats pose a potential risk to the security and viability of our information technology systems, as well as the confidentiality, integrity, and availability of the data stored on those systems. The failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies, data loss, legal claims or proceedings, regulatory penalties, and the loss of sales and customers. Any interruption of our information technology systems could have operational, reputational, legal, and financial impacts that may have a material adverse effect on our business.

Our failure to successfully integrate acquisitions into our existing operations could adversely affect our financial results.

From time to time, we evaluate potential acquisitions or joint ventures that would further our strategic objectives. Our success depends, in part, upon our ability to integrate acquired and existing operations. If we are unable to successfully integrate acquisitions, our financial results could suffer. Additional potential risks associated with acquisitions include additional debt leverage, the loss of key employees and customers of the acquired business, the assumption of unknown liabilities, the inherent risk associated with entering a geographic area or line of business in which we have no or limited prior experience, failure to achieve anticipated synergies, and the impairment of goodwill or other acquisition-related intangible assets.

Legal and Regulatory Risks

If our products become adulterated, misbranded, or mislabeled, we might need to recall those items and may experience product liability claims if consumers or their pets are injured.

We may need to recall some of our products if they become adulterated, misbranded, or mislabeled. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We could also suffer losses from a significant product liability judgment against us. A significant product recall or product liability case could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products, which could have an adverse effect on our business results and the value of our brands.

New regulations or regulatory-based claims could adversely affect our business.

Our facilities and products are subject to many laws and regulations administered by the United States Department of Agriculture, the Federal Food and Drug Administration, the Occupational Safety and Health Administration, and other federal, state, local, and foreign governmental agencies relating to the production, packaging, labelling, storage, distribution, quality, and safety of food products and the health and safety of our employees. Our failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products. We advertise our products and could be the target of claims relating to alleged false or deceptive advertising under federal, state, and foreign laws and regulations. We may also be subject to new laws or regulations restricting our right to advertise our products, including restrictions on the audience to whom products are marketed. Changes in laws or regulations that impose additional regulatory requirements on us could increase our cost of doing business or restrict our actions, causing our results of operations to be adversely affected.

We are subject to various federal, state, local, and foreign environmental laws and regulations. Our failure to comply with environmental laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies. We are currently party to a variety of environmental remediation obligations. Due to regulatory complexities, uncertainties inherent in litigation, and the risk of unidentified contaminants on current and former properties of ours, the potential exists for remediation, liability, indemnification, and compliance costs to differ from our estimates. We cannot guarantee that our costs in relation to these matters, or compliance with environmental laws in general, will not exceed our established liabilities or otherwise have an adverse effect on our business and results of operations.

Climate change and other sustainability matters could adversely affect our business.

There is growing concern that carbon dioxide and other greenhouse gases in the earth's atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may experience decreased availability and higher pricing for certain commodities that are necessary for our products. Increased frequency or severity of extreme weather could also impair our production capabilities, disrupt our supply chain, impact demand for our products, and increase our insurance and other operating costs. Increasing concern over climate change or other sustainability issues also may adversely impact demand for our products due to changes in consumer preferences or negative consumer reaction to our commitments and actions to address these issues. We may also become subject to additional legal and regulatory requirements relating to climate change or other sustainability issues, including greenhouse gas emission regulations (e.g., carbon taxes), energy policies, sustainability initiatives (e.g., single-use plastic limits), and disclosure obligations. If additional legal and regulatory requirements are enacted and are more aggressive than the sustainability measures that we are currently undertaking to reduce our emissions and improve our energy efficiency and other sustainability goals, or if we chose to take actions to achieve more aggressive goals, we may experience significant increases in our costs of operations.

We have announced goals and commitments to reduce our carbon footprint. If we fail to achieve or improperly report on our progress toward achieving our carbon emissions reduction goals and commitments, then the resulting negative publicity could harm our reputation and adversely affect demand for our products.

Financial and Economic Risks

Volatility in the market value of derivatives we use to manage exposures to fluctuations in commodity prices may cause volatility in our gross margins and net earnings.

We utilize derivatives to manage price risk for some of our principal ingredient and energy costs, including grains (oats, wheat, and corn), oils (principally soybean), dairy products, natural gas, and diesel fuel. Changes in the values of these derivatives are recorded in earnings currently, which may result in volatility in both gross margin and net earnings. These gains and losses are reported in cost of sales in our Consolidated Statements of Earnings and in unallocated corporate items outside our segment operating results until we utilize the underlying input in our manufacturing process, at which time the gains and losses are reclassified to segment operating profit. We also record our grain inventories at net realizable value. We may experience volatile earnings as a result of these accounting treatments.

Economic downturns could limit consumer demand for our products.

The willingness of consumers to purchase our products depends in part on local economic conditions. In periods of economic uncertainty, consumers may purchase more generic, private label, and other economy brands and may forego certain purchases altogether. In those circumstances, we could experience a reduction in sales of higher margin products or a shift in our product mix to lower margin offerings. In addition, as a result of economic conditions or competitive actions, we may be unable to raise our prices sufficiently to protect margins. Consumers may also reduce the amount of food that they consume away from home at customers that purchase products from our North America Foodservice segment. Any of these events could have an adverse effect on our results of operations.

We have a substantial amount of indebtedness, which could limit financing and other options and in some cases adversely affect our ability to pay dividends.

As of May 28, 2023, we had total debt and noncontrolling interests of $12.0 billion. The agreements under which we have issued indebtedness do not prevent us from incurring additional unsecured indebtedness in the future. Our level of indebtedness may limit our:

- ability to obtain additional financing for working capital, capital expenditures, or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward; and
- flexibility to adjust to changing business and market conditions and may make us more vulnerable to a downturn in general economic conditions.

There are various financial covenants and other restrictions in our debt instruments and noncontrolling interests. If we fail to comply with any of these requirements, the related indebtedness, and other unrelated indebtedness, could become due and payable prior to its stated maturity and our ability to obtain additional or alternative financing may also be adversely affected.

Our ability to make scheduled payments on or to refinance our debt and other obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business, and other factors beyond our control.

We depend on stable, liquid and well-functioning capital and credit markets to fund our operations. Our financial performance, our credit ratings, interest rates, the stability of financial institutions with which we partner, and the liquidity of the overall global capital markets could affect our access to, and the availability, terms and conditions, and cost of capital.

Volatility in the securities markets, interest rates, and other factors could substantially increase our defined benefit pension, other postretirement benefit, and postemployment benefit costs.

We sponsor a number of defined benefit plans for employees in the United States, Canada, and various foreign locations, including defined benefit pension, retiree health and welfare, severance, and other postemployment plans. Our major defined benefit pension plans are funded with trust assets invested in a globally diversified portfolio of securities and other investments. Changes in interest rates, mortality rates, health care costs, early retirement rates, investment returns, and the market value of plan assets can affect the funded status of our defined benefit plans and cause volatility in the net periodic benefit cost and future funding requirements of the plans. A significant increase in our obligations or future funding requirements could have a negative impact on our results of operations and cash flows from operations.

A change in the assumptions regarding the future performance of our businesses or a different weighted-average cost of capital used to value our reporting units or our indefinite-lived intangible assets could negatively affect our consolidated results of operations and net worth.

As of May 28, 2023, we had $21.2 billion of goodwill and indefinite-lived intangible assets. Goodwill for each of our reporting units is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We compare the carrying value of the reporting unit, including goodwill, to the fair value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of the reporting unit, including goodwill, impairment has occurred. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. If current expectations for growth rates for sales and profits are not met, or other market factors and macroeconomic conditions were to change, then our reporting units could become significantly impaired. While we currently believe that our goodwill is not impaired, different assumptions regarding the future performance of our businesses could result in significant impairment losses.

We evaluate the useful lives of our intangible assets, primarily intangible assets associated with the *Blue Buffalo*, *Pillsbury*, *Totino's*, *Old El Paso*, *Progresso*, *Annie's*, *Nudges*, and *Häagen-Dazs* brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our indefinite-lived intangible assets are also tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Our estimate of the fair value of the brands is based on a discounted cash flow model using inputs including projected revenues from our long-range plan, assumed royalty rates which could be payable if we did not own the brands, and a discount rate. If current expectations for growth rates for sales and margins are not met, or other market factors and macroeconomic conditions were to change, then our indefinite-lived intangible assets could become significantly impaired. Our *Progresso*, *EPIC*, and *Uncle Toby's* brands had risk of decreasing coverage and we continue to monitor these businesses.

For further information on goodwill and intangible assets, please refer to Note 6 to the Consolidated Financial Statements in Item 8 of this report.

ITEM 1B - Unresolved Staff Comments

None.

ITEM 2 - Properties

We own our principal executive offices and main research facilities, which are located in the Minneapolis, Minnesota metropolitan area. We operate numerous manufacturing facilities and maintain many sales and administrative offices, warehouses, and distribution centers around the world.

As of May 28, 2023, we operated 45 facilities for the production of a wide variety of food products. Of these facilities, 27 are located in the United States, 6 in Latin America and Mexico, 5 in Europe/Australia, 4 in the Greater China region, 2 in Canada (1 of which is leased) and 1 in the Asia/Middle East/Africa Region. The following is a list of the locations of our principal production facilities, which primarily support the segment noted:

North America Retail

• St. Hyacinthe, Canada	• Irapuato, Mexico	• Buffalo, New York
• Covington, Georgia	• Reed City, Michigan	• Cincinnati, Ohio
• Belvidere, Illinois	• Fridley, Minnesota	• Wellston, Ohio
• Geneva, Illinois	• Hannibal, Missouri	• Murfreesboro, Tennessee
• Cedar Rapids, Iowa	• Albuquerque, New Mexico	• Milwaukee, Wisconsin

International

• Rooty Hill, Australia	• Recife, Brazil	• Arras, France
• Cambara, Brazil	• Guangzhou, China	• Labatut, France
• Campo Novo do Pareceis, Brazil	• Nanjing, China	• Inofita, Greece
• Paranavai, Brazil	• Sanhe, China	• Nashik, India
• Pouso Alegre, Brazil	• Shanghai, China	• San Adrian, Spain

Pet

• Richmond, Indiana	• Joplin, Missouri

North America Foodservice

• Chanhassen, Minnesota	• Joplin, Missouri	• St. Charles, Missouri
• Green Bay, Wisconsin		

We operate numerous grain elevators in the United States in support of our domestic manufacturing activities. We also utilize approximately 16 million square feet of warehouse and distribution space, nearly all of which is leased, that primarily supports our

North America Retail and Pet segments. We own and lease a number of dedicated sales and administrative offices around the world, totaling approximately 2 million square feet. We have additional warehouse, distribution, and office space in our plant locations.

As part of our Häagen-Dazs business in our International segment we operate 450 (all leased) and franchise 382 branded ice cream parlors in various countries around the world, all outside of the United States and Canada.

ITEM 3 - Legal Proceedings

We are the subject of various pending or threatened legal actions in the ordinary course of our business. All such matters are subject to many uncertainties and outcomes that are not predictable with assurance. In our opinion, there were no claims or litigation pending as of May 28, 2023, that were reasonably likely to have a material adverse effect on our consolidated financial position or results of operations. See the information contained under the section entitled "Environmental Matters" in Item 1 of this report for a discussion of environmental matters in which we are involved.

ITEM 4 - Mine Safety Disclosures

None.

PART II

ITEM 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange under the symbol "GIS." On June 15, 2023, there were approximately 24,200 record holders of our common stock.

The following table sets forth information with respect to shares of our common stock that we purchased during the fiscal quarter ended May 28, 2023:

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program (b)	Maximum Number of Shares that may yet be Purchased Under the Program (b)
February 27, 2023 - April 2, 2023	1,338,293	$ 79.20	1,338,293	86,503,364
April 3, 2023 - April 30, 2023	846,538	86.88	846,538	85,656,826
May 1, 2023 - May 28, 2023	793,957	89.58	793,957	84,862,869
Total	2,978,788	$ 84.06	2,978,788	84,862,869

(a) The total number of shares purchased includes shares of common stock withheld for the payment of withholding taxes upon the distribution of deferred option units.
(b) On June 27, 2022, our Board of Directors approved a new authorization for the repurchase of up to 100,000,000 shares of our common stock and terminated the prior authorization. Purchases can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The Board did not specify an expiration date for the authorization.

ITEM 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

EXECUTIVE OVERVIEW

We are a global packaged foods company. We develop distinctive value-added food products and market them under unique brand names. We work continuously to improve our core products and to create new products that meet consumers' evolving needs and preferences. In addition, we build the equity of our brands over time with strong consumer-directed marketing, innovative new products, and effective merchandising. We believe our brand-building approach is the key to winning and sustaining leading share positions in markets around the globe.

Our fundamental financial goal is to generate competitively differentiated returns for our shareholders over the long term. We believe achieving that goal requires us to generate a consistent balance of net sales growth, margin expansion, cash conversion, and cash return to shareholders over time.

Our long-term growth objectives are to deliver the following performance on average over time:

- 2 to 3 percent annual growth in organic net sales;
- mid-single-digit annual growth in adjusted operating profit;
- mid- to high-single-digit annual growth in adjusted diluted earnings per share (EPS);
- free cash flow conversion of at least 95 percent of adjusted net earnings after tax; and
- cash return to shareholders of 80 to 90 percent of free cash flow, including an attractive dividend yield.

We are executing our Accelerate strategy to drive sustainable, profitable growth and top-tier shareholder returns over the long term. The strategy focuses on four pillars to create competitive advantages and win: boldly building brands, relentlessly innovating, unleashing our scale, and being a force for good. We are prioritizing our core markets, global platforms, and local gem brands that have the best prospects for profitable growth, and we are committed to reshaping our portfolio with strategic acquisitions and divestitures to further enhance our growth profile.

In fiscal 2023, we continued to successfully adapt to the dynamic operating environment and deliver strong performance. This included growth in organic net sales, adjusted operating profit, and adjusted diluted EPS that was ahead of our initial targets. We achieved each of the three priorities we established at the beginning of the year:

We continued to compete effectively, including holding or growing market share in more than 50 percent of our global priority businesses for the fifth consecutive year, when adjusting for an unusual competitive dynamic in cereal in fiscal 2022 and assessing that platform on a 2-year basis. We generated organic net sales growth across each of our four operating segments, fueled by compelling brand building and innovation across our leading brands, and supported with strong levels of net price realization in response to 13 percent input cost inflation.

We continued to invest for the future, including a 17 percent increase in media and advertising expense, a double-digit increase in investment in our digital and technology capability, and a strong increase in capital investment related to new growth capacity.

We continued to reshape our portfolio, including closing on one acquisition and two divestitures that further improved our portfolio's ability to generate profitable growth over the long term.

Our consolidated net sales for fiscal 2023 rose 6 percent to $20,094 million. On an organic basis, net sales increased 10 percent compared to year-ago levels. Operating profit of $3,434 million was down 1 percent. Adjusted operating profit of $3,457 million increased 8 percent on a constant-currency basis. Diluted EPS of $4.31 was down 2 percent compared to fiscal 2022 results. Adjusted diluted EPS of $4.30 increased 10 percent on a constant-currency basis (See the "Non-GAAP Measures" section below for a description of our use of measures not defined by generally accepted accounting principles (GAAP)).

Net cash provided by operations totaled $2,779 million in fiscal 2023, representing a conversion rate of 106 percent of net earnings, including earnings attributable to redeemable and noncontrolling interests. This cash generation supported capital investments totaling $690 million, and our resulting free cash flow was $2,089 million at a conversion rate of 80 percent of adjusted net earnings, including earnings attributable to redeemable and noncontrolling interests. We returned cash to shareholders through dividends totaling $1,288 million and net share repurchases totaling $1,171 million. (See the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP).

A detailed review of our fiscal 2023 performance compared to fiscal 2022 appears below in the section titled "Fiscal 2023 Consolidated Results of Operations." A detailed review of our fiscal 2022 performance compared to our fiscal 2021 performance is set forth in Part II, Item 7 of our Form 10-K for the fiscal year ended May 30, 2022 under the caption "Management's Discussion and

Analysis of Financial Condition and Results of Operations – Fiscal 2022 Results of Consolidated Operations," which is incorporated herein by reference.

In fiscal 2024, we expect to build on our positive momentum and continue to advance our Accelerate strategy. Our key priorities are to continue to compete effectively, to improve our supply chain efficiency, and to maintain our disciplined approach to capital allocation. We expect the largest factors impacting our performance in fiscal 2024 will be the economic health of consumers, the moderating rate of input cost inflation, and the increasing stability of the supply chain environment. We expect to drive organic net sales growth in fiscal 2024 through strong marketing, innovation, in-store support, and net price realization generated through our Strategic Revenue Management (SRM) capability, most of which will be carried over from SRM actions taken in fiscal 2023. For the full year, input cost inflation is expected to be approximately 5 percent of total cost of goods sold, driven primarily by labor inflation that continues to impact sourcing, manufacturing, and logistics costs. We expect to generate higher levels of Holistic Margin Management (HMM) cost savings compared to fiscal 2023.

Based on these assumptions, our key full-year fiscal 2024 targets are summarized below:

- Organic net sales are expected to increase 3 to 4 percent.
- Adjusted operating profit is expected to increase 4 to 6 percent in constant-currency from the base of $3,457 million reported in fiscal 2023.
- Adjusted diluted EPS are expected to range between 4 to 6 percent in constant-currency from the base of $4.30 earned in fiscal 2023.
- Free cash flow conversion is expected to be at least 95 percent of adjusted after-tax earnings.

See the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP.

Certain terms used throughout this report are defined in a glossary in Item 8 of this report.

FISCAL 2023 CONSOLIDATED RESULTS OF OPERATIONS

In fiscal 2023, net sales increased 6 percent compared to fiscal 2022 and organic net sales increased 10 percent compared to last year. Operating profit decreased 1 percent to $3,434 million primarily driven by higher input costs, a decrease in contributions from volume growth, an unfavorable change to the mark-to-market valuation of certain commodities positions and grain inventories, and an increase in selling, general, and administrative (SG&A) expenses, including increased media and advertising expenses, partially offset by favorable net price realization and mix. Operating profit margin of 17.1 percent decreased 120 basis points. Adjusted operating profit of $3,457 million increased 8 percent on a constant-currency basis, primarily driven by favorable net price realization and mix, partially offset by higher input costs, a decrease in contributions from volume growth and an increase in SG&A expenses, including increased media and advertising expenses. Adjusted operating profit margin increased 30 basis points to 17.2 percent. Diluted earnings per share of $4.31 decreased 2 percent compared to fiscal 2022. Adjusted diluted earnings per share of $4.30 increased 10 percent on a constant-currency basis (see the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP).

A summary of our consolidated financial results for fiscal 2023 follows:

Fiscal 2023	In millions, except per share	Fiscal 2023 vs. Fiscal 2022	Percent of Net Sales	Constant-Currency Growth (a)
Net sales	$ 20,094.2	6 %		
Operating profit	3,433.8	(1) %	17.1 %	
Net earnings attributable to General Mills	2,593.9	(4) %		
Diluted earnings per share	$ 4.31	(2) %		
Organic net sales growth rate (a)		10 %		
Adjusted operating profit (a)	3,457.3	8 %	17.2 %	8 %
Adjusted diluted earnings per share (a)	$ 4.30	9 %		10 %

(a) See the "Non-GAAP Measures" section below for our use of measures not defined by GAAP.

Consolidated **net sales** were as follows:

	Fiscal 2023	Fiscal 2023 vs. Fiscal 2022		Fiscal 2022
Net sales (in millions)	$ 20,094.2	6 %	$	18,992.8
Contributions from volume growth (a)		(8)pts		
Net price realization and mix		15 pts		
Foreign currency exchange		(1)pt		

Note: Table may not foot due to rounding
(a) Measured in tons based on the stated weight of our product shipments.

Net sales in fiscal 2023 increased 6 percent compared to fiscal 2022, driven by favorable net price realization and mix, partially offset by a decrease in contributions from volume growth and unfavorable foreign currency exchange.

Components of organic net sales growth are shown in the following table:

Fiscal 2023 vs. Fiscal 2022

Contributions from organic volume growth (a)	(4)pts
Organic net price realization and mix	14 pts
Organic net sales growth	10 pts
Foreign currency exchange	(1)pt
Acquisitions and divestitures	(4)pts
Net sales growth	6 pts

Note: Table may not foot due to rounding
(a) Measured in tons based on the stated weight of our product shipments.

Organic net sales in fiscal 2023 increased 10 percent compared to fiscal 2022, driven by favorable organic net price realization and mix, partially offset by a decrease in contributions from organic volume growth.

Cost of sales increased $958 million in fiscal 2023 to $13,548 million. The increase was primarily driven by a $1,454 million increase attributable to product rate and mix, partially offset by a $950 million decrease due to lower volume. We recorded a $292 million net increase in cost of sales related to mark-to-market valuation of certain commodity positions and grain inventories in fiscal 2023, compared to a net decrease of $133 million in fiscal 2022 (please see Note 8 to the Consolidated Financial Statements in Item 8 of this report for additional information). In fiscal 2023, we recorded a $25 million charge related to a voluntary recall on certain international *Häagen-Dazs* ice cream products. We also recorded $5 million of restructuring charges and $2 million of restructuring initiative project-related costs in cost of sales in fiscal 2023 compared to $3 million of restructuring charges in cost of sales in fiscal 2022 (please see Note 4 to the Consolidated Financial Statements in Item 8 of this report for additional information).

Gross margin increased 2 percent in fiscal 2023 compared to fiscal 2022. Gross margin as a percent of net sales decreased 110 basis points to 32.6 percent compared to fiscal 2022.

SG&A expenses increased $353 million to $3,500 million in fiscal 2023 compared to fiscal 2022 primarily driven by increased media and advertising expenses, unfavorable valuation adjustments and the loss on sale of certain corporate investments, an increase in certain compensation and benefits expenses, and an increase in charitable contributions in fiscal 2023. SG&A expenses as a percent of net sales in fiscal 2023 increased 80 basis points compared to fiscal 2022.

Divestitures gain, net totaled $445 million in fiscal 2023 primarily related to the sale of our Helper main meals and Suddenly Salad side dishes business. In fiscal 2022, we recorded a $194 million divestitures gain related to the sale of our interest in Yoplait SAS, Yoplait marques SNC and Liberté Marques Sàrl and our European dough businesses (please refer to Note 3 to the Consolidated Financial Statements in Part I, Item 1 of this report).

Restructuring, impairment, and other exit costs (recoveries) totaled $56 million in fiscal 2023 compared to $26 million of net recoveries in fiscal 2022. In fiscal 2023, we approved restructuring actions to enhance the efficiency of our global supply chain structure and to optimize our Häagen-Dazs shops network, and as a result, we recorded $41 million of charges in fiscal 2023. In fiscal 2022, we approved restructuring actions in the International segment to drive efficiencies in manufacturing and logistics operations and recorded $12 million of charges. Please see Note 4 to the Consolidated Financial Statements in Item 8 of this report for additional information.

Benefit plan non-service income totaled $89 million in fiscal 2023 compared to $113 million in fiscal 2022, primarily reflecting an increase in interest costs, partially offset by lower amortization of losses and higher expected return on plan assets (please see Note 14 to the Consolidated Financial Statements in Item 8 of this report for additional information).

Interest, net for fiscal 2023 totaled $382 million, $2 million higher than fiscal 2022.

Our **effective tax rate** for fiscal 2023 was 19.5 percent compared to 18.3 percent in fiscal 2022. The 1.2 percentage point increase was primarily driven by a change in the valuation allowance on our capital loss carryforwards in fiscal 2022, partially offset by certain favorable discrete tax items in fiscal 2023. Our adjusted effective tax rate was 20.4 percent in fiscal 2023 compared to 20.9 percent in fiscal 2022 (see the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP). The 0.5 percentage point decrease was primarily due to certain favorable discrete tax items in fiscal 2023.

After-tax earnings from joint ventures decreased to $81 million in fiscal 2023 compared to $112 million in fiscal 2022, primarily driven by higher input costs at CPW and HDJ and lower net sales at HDJ, partially offset by favorable net price realization and mix at CPW. On a constant-currency basis, after-tax earnings from joint ventures decreased 18 percent (see the "Non-GAAP Measures" section below for a description of our use of measures not defined by GAAP). The components of our joint ventures' net sales growth are shown in the following table:

Fiscal 2023 vs. Fiscal 2022	CPW	HDJ	Total
Contributions from volume growth (a)	(10)pts	(5)pts	
Net price realization and mix	14 pts	Flat	
Net sales growth in constant currency	4 pts	(5)pts	2 pts
Foreign currency exchange	(8)pts	(15)pts	(10)pts
Net sales growth	(5)pts	(21)pts	(8)pts

Note: Table may not foot due to rounding

(a) Measured in tons based on the stated weight of our product shipments.

Net earnings attributable to redeemable and noncontrolling interests decreased to $16 million in fiscal 2023 compared to $28 million in fiscal 2022, primarily driven by the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl in fiscal 2022.

Average diluted shares outstanding decreased by 11 million in fiscal 2023 from fiscal 2022 primarily due to share repurchases, partially offset by option exercises.

RESULTS OF SEGMENT OPERATIONS

Our businesses are organized into four operating segments: North America Retail, International, Pet, and North America Foodservice.

In fiscal 2022, we completed a new organization structure to streamline our global operations. We restated our net sales by segment and segment operating profit to reflect our new operating segments. These segment changes had no effect on previously reported consolidated net sales, operating profit, net earnings attributable to General Mills, or earnings per share.

The following tables provide the dollar amount and percentage of net sales and operating profit from each segment for fiscal 2023 and fiscal 2022:

In Millions		Fiscal Year				
		2023			2022	
		Dollars	Percent of Total		Dollars	Percent of Total
Net Sales						
North America Retail	$	12,659.9	63 %	$	11,572.0	61 %
International		2,769.5	14		3,315.7	17
Pet		2,473.3	12		2,259.4	12
North America Foodservice		2,191.5	11		1,845.7	10
Total	$	20,094.2	100 %	$	18,992.8	100 %
Segment Operating Profit						
North America Retail	$	3,181.3	78 %	$	2,699.7	74 %
International		161.8	4		232.0	6
Pet		445.5	11		470.6	13
North America Foodservice		290.0	7		255.5	7
Total	$	4,078.6	100 %	$	3,657.8	100 %

Segment operating profit as reviewed by our executive management excludes unallocated corporate items, net gain or loss on divestitures, and restructuring, impairment, and other exit costs that are centrally managed.

NORTH AMERICA RETAIL SEGMENT

Our North America Retail operating segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains, drug, dollar and discount chains, convenience stores, and e-commerce grocery providers. Our product categories in this business segment are ready-to-eat cereals, refrigerated yogurt, soup, meal kits, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, snack bars, fruit snacks, savory snacks, and a wide variety of organic products including ready-to-eat cereal, frozen and shelf-stable vegetables, meal kits, fruit snacks and snack bars.

North America Retail net sales were as follows:

		Fiscal 2023	Fiscal 2023 vs. 2022 Percentage Change		Fiscal 2022
Net sales (in millions)	$	12,659.9	9 %	$	11,572.0
Contributions from volume growth (a)			(6)pts		
Net price realization and mix			16 pts		
Foreign currency exchange			(1)pt		

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

The 9 percent increase in North America Retail net sales for fiscal 2023 was driven by favorable net price realization and mix, partially offset by a decrease in contributions from volume growth and unfavorable foreign currency exchange.

The components of North America Retail organic net sales growth are shown in the following table:

	Fiscal 2023 vs. 2022 Percentage Change
Contributions from organic volume growth (a)	(4)pts
Organic net price realization and mix	16 pts
Organic net sales growth	12 pts
Foreign currency exchange	(1)pt
Divestitures (b)	(2)pts
Net sales growth	9 pts

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.
(b) Divestitures primarily include the impact of the sale of our Helper main meals and Suddenly Salad side dishes businesses in fiscal 2023. Please see Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report.

North America Retail organic net sales increased 12 percent in fiscal 2023 compared to fiscal 2022, driven by favorable organic net price realization and mix, partially offset by a decrease in contributions from organic volume growth.

Net sales for our North America Retail operating units are shown in the following table:

In Millions	Fiscal 2023	Fiscal 2023 vs. 2022 Percentage Change		Fiscal 2022
U.S. Meals & Baking Solutions	$ 4,426.3	10	% $	4,023.8
U.S. Morning Foods	3,620.1	7	%	3,370.9
U.S. Snacks	3,611.0	13	%	3,191.4
Canada (a)	1,002.5	2	%	985.9
Total	$ 12,659.9	9	% $	11,572.0

(a) On a constant currency basis, Canada operating unit net sales increased 8 percent in fiscal 2023. See the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP.

Segment operating profit increased 18 percent to $3,181 million in fiscal 2023 compared to $2,700 million in fiscal 2022, primarily driven by favorable net price realization and mix, partially offset by higher input costs, a decrease in contributions from volume growth, and an increase in SG&A expenses, including increased media and advertising expenses. Segment operating profit increased 18 percent on a constant-currency basis in fiscal 2023 compared to fiscal 2022 (see the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP).

INTERNATIONAL SEGMENT

Our International operating segment reflects retail and foodservice businesses outside of the United States and Canada. Our product categories include super-premium ice cream and frozen desserts, meal kits, salty snacks, snack bars, dessert and baking mixes, and shelf stable vegetables.

International net sales were as follows:

	Fiscal 2023	Fiscal 2023 vs. 2022 Percentage Change	Fiscal 2022
Net sales (in millions)	$ 2,769.5	(16)%	$ 3,315.7
Contributions from volume growth (a)		(28)pts	
Net price realization and mix		16 pts	
Foreign currency exchange		(5)pts	

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

The 16 percent decrease in International net sales in fiscal 2023 was driven by a decrease in contributions from volume growth, including the impact of volume declines from divestitures and the voluntary recall on certain international *Häagen-Dazs* ice cream products, and unfavorable foreign currency exchange, partially offset by favorable net price realization and mix.

The components of International organic net sales growth are shown in the following table:

	Fiscal 2023 vs. 2022 Percentage Change
Contributions from organic volume growth (a)	(8)pts
Organic net price realization and mix	12 pts
Organic net sales growth	4 pts
Foreign currency exchange	(5)pts
Divestitures (b)	(16)pts
Net sales growth	(16)pts

Note: Table may not foot due to rounding

(a) Measured in tons based on the stated weight of our product shipments.

(b) Divestitures primarily include the impact of the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl and our European dough businesses in fiscal 2022. Please see Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report.

The 4 percent increase in International organic net sales growth in fiscal 2023 was driven by favorable organic net price realization and mix, partially offset by a decrease in contributions from organic volume growth.

Segment operating profit decreased 30 percent to $162 million in fiscal 2023 compared to $232 million in 2022, primarily driven by higher input costs and a decrease in contributions from volume growth, including the impact of volume declines from divestitures and the voluntary recall on certain international *Häagen-Dazs* ice cream products, partially offset by favorable net price realization and mix and a decrease in SG&A expenses, including an insurance recovery from the voluntary recall. Segment operating profit decreased 25 percent on a constant-currency basis in fiscal 2023 compared to fiscal 2022 (see the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP).

PET SEGMENT

Our Pet operating segment includes pet food products sold primarily in the United States and Canada in national pet superstore chains, e-commerce retailers, grocery stores, regional pet store chains, mass merchandisers, and veterinary clinics and hospitals. Our product categories include dog and cat food (dry foods, wet foods, and treats) made with whole meats, fruits, and vegetables and other high-quality natural ingredients. Our tailored pet product offerings address specific dietary, lifestyle, and life-stage needs and span different product types, diet types, breed sizes for dogs, lifestages, flavors, product functions, and textures and cuts for wet foods.

Pet net sales were as follows:

	Fiscal 2023	Fiscal 2023 vs. 2022 Percentage Change		Fiscal 2022
Net sales (in millions)	$ 2,473.3	9 %	$	2,259.4
Contributions from volume growth (a)		(2) pts		
Net price realization and mix		12 pts		
Foreign currency exchange		Flat		

Note: Table may not foot due to rounding.

(a) Measured in tons based on the stated weight of our product shipments.

Pet net sales increased 9 percent in fiscal 2023 compared to fiscal 2022, driven by favorable net price realization and mix, partially offset by a decrease in contributions from volume growth.

The components of Pet organic net sales growth are shown in the following table:

	Fiscal 2023 vs. 2022 Percentage Change
Contributions from organic volume growth (a)	(3)pts
Organic net price realization and mix	11 pts
Organic net sales growth	9 pts
Foreign currency exchange	Flat
Acquisition (b)	1 pt
Net sales growth	9 pts

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.
(b) Acquisition of Tyson Foods' pet treats business in fiscal 2022. Please see Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report.

The 9 percent increase in Pet organic net sales growth in fiscal 2023 was driven by favorable organic net price realization and mix, partially offset by a decrease in contributions from organic volume growth.

Pet operating profit decreased 5 percent to $446 million in fiscal 2023, compared to $471 million in fiscal 2022, primarily driven by higher input costs, an increase in SG&A expenses, including an increase in media and advertising expenses, and a decrease in contributions from volume growth, partially offset by favorable net price realization and mix. Segment operating profit decreased 5 percent on a constant-currency basis in fiscal 2023 compared to fiscal 2022 (see the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP).

NORTH AMERICA FOODSERVICE SEGMENT

Our major product categories in our North America Foodservice operating segment are ready-to-eat cereals, snacks, refrigerated yogurt, frozen meals, unbaked and fully baked frozen dough products, baking mixes, and bakery flour. Many products we sell are branded to the consumer and nearly all are branded to our customers. We sell to distributors and operators in many customer channels including foodservice, vending, and supermarket bakeries.

North America Foodservice net sales were as follows:

	Fiscal 2023	Fiscal 2023 vs. 2022 Percentage Change	Fiscal 2022
Net sales (in millions)	$ 2,191.5	19 %	$ 1,845.7
Contributions from volume growth (a)		2 pts	
Net price realization and mix		16 pts	
Foreign currency exchange		Flat	

Note: Table may not foot due to rounding.
(a) Measured in tons based on the stated weight of our product shipments.

North America Foodservice net sales increased 19 percent in fiscal 2023, driven by favorable net price realization and mix, including market index pricing on bakery flour, and an increase in contributions from volume growth.

The components of North America Foodservice organic net sales growth are shown in the following table:

	Fiscal 2023 vs. 2022 Percentage Change
Contributions from organic volume growth (a)	(2)pts
Organic net price realization and mix	15 pts
Organic net sales growth	13 pts
Foreign currency exchange	Flat
Acquisition (b)	6 pts
Net sales growth	19 pts

Note: Table may not foot due to rounding

(a) Measured in tons based on the standard weight of our product shipments.

(b) Acquisition of TNT Crust in fiscal 2023. Please see Note 3 to the Consolidated Financial Statements in Part II, Item 8 of this report.

The 13 percent increase in North America Foodservice organic net sales growth in fiscal 2023 was driven by favorable organic net price realization and mix, including market index pricing on bakery flour, partially offset by a decrease in contributions from organic volume growth.

Segment operating profit increased 14 percent to $290 million in fiscal 2023, compared to $256 million in fiscal 2022, primarily driven by favorable net price realization and mix, partially offset by higher input costs and an increase in SG&A expenses. Segment operating profit increased 14 percent on a constant-currency basis in fiscal 2023 compared to fiscal 2022 (see the "Non-GAAP Measures" section below for our use of this measure not defined by GAAP).

UNALLOCATED CORPORATE ITEMS

Unallocated corporate items include corporate overhead expenses, variances to planned domestic employee benefits and incentives, certain charitable contributions, restructuring initiative project-related costs, gains and losses on corporate investments, and other items that are not part of our measurement of segment operating performance. These include gains and losses arising from the revaluation of certain grain inventories and gains and losses from mark-to-market valuation of certain commodity positions until passed back to our operating segments. These items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by executive management. Under our supply chain organization, our manufacturing, warehouse, and distribution activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets and depreciation and amortization expenses are neither maintained nor available by operating segment.

Unallocated corporate expense totaled $1,033 million in fiscal 2023, compared to $403 million last year. We recorded a $292 million net increase in expense related to the mark-to-market valuation of certain commodity positions and grain inventories in fiscal 2023, compared to a $133 million net decrease in expense last year. We recorded $84 million of net losses related to valuation adjustments and the sale of corporate investments in fiscal 2023, compared to $15 million of net losses in fiscal 2022. In fiscal 2023, we recorded a $22 million net charge related to a voluntary recall on certain international *Häagen-Dazs* ice cream products. In addition, we recorded $6 million of integration costs primarily related to our acquisition of TNT Crust in fiscal 2023, compared to $22 million of integration costs related to our acquisition of Tyson Foods' pet treats business in fiscal 2022. In fiscal 2022, we recorded $73 million of transaction costs primarily related to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, Liberté Marques Sàrl and the sale of our European dough businesses. In addition, we recorded a $22 million recovery related to a Brazil indirect tax item and a $13 million insurance recovery in fiscal 2022. In addition, certain compensation and benefits expenses and charitable contributions increased in fiscal 2023 compared to fiscal 2022.

IMPACT OF INFLATION

We experienced broad based global input cost inflation of 13 percent in fiscal 2023 and 8 percent in fiscal 2022. We expect approximately 5 percent input cost inflation in fiscal 2024. We attempt to minimize the effects of inflation through HMM, SRM, planning, and operating practices. Our market risk management practices are discussed in Item 7A of this report.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of our liquidity is cash flow from operations. Over the most recent two-year period, our operations have generated $6.1 billion in cash. A substantial portion of this operating cash flow has been returned to shareholders through dividends and share repurchases. We also use cash from operations to fund our capital expenditures, acquisitions, and debt service. We typically use a combination of cash, notes payable, and long-term debt, and occasionally issue shares of common stock, to finance significant acquisitions.

As of May 28, 2023, we had $381 million of cash and cash equivalents held in foreign jurisdictions. In anticipation of repatriating funds from foreign jurisdictions, we record local country withholding taxes on our international earnings, as applicable. We may repatriate our cash and cash equivalents held by our foreign subsidiaries without such funds being subject to further U.S. income tax liability. Earnings prior to fiscal 2018 from our foreign subsidiaries remain permanently reinvested in those jurisdictions.

Cash Flows from Operations

		Fiscal Year		
In Millions		**2023**		**2022**
Net earnings, including earnings attributable to redeemable and noncontrolling interests	$	**2,609.6**	$	2,735.0
Depreciation and amortization		**546.6**		570.3
After-tax earnings from joint ventures		**(81.3)**		(111.7)
Distributions of earnings from joint ventures		**69.9**		107.5
Stock-based compensation		**111.7**		98.7
Deferred income taxes		**(22.2)**		62.2
Pension and other postretirement benefit plan contributions		**(30.1)**		(31.3)
Pension and other postretirement benefit plan costs		**(27.6)**		(30.1)
Divestitures gain, net		**(444.6)**		(194.1)
Restructuring, impairment, and other exit costs (recoveries)		**24.4**		(117.1)
Changes in current assets and liabilities, excluding the effects of acquisitions and divestitures		**(48.9)**		277.4
Other, net		**71.1**		(50.7)
Net cash provided by operating activities	$	**2,778.6**	$	3,316.1

During fiscal 2023, cash provided by operations was $2,779 million compared to $3,316 million in the same period last year. The $538 million decrease was primarily driven by a $326 million change in current assets and liabilities and a $250 million change in net divestitures gain. The $326 million change in current assets and liabilities was primarily driven by a $233 million change in inventories and a $257 million change in accounts payable, partially offset by a $125 million change in the timing of accounts receivable.

We strive to grow core working capital at or below the rate of growth in our net sales. For fiscal 2023, core working capital net liability decreased 20 percent, compared to a net sales increase of 6 percent. The core working capital net liability decreased $84 million from a net liability of $423 million in fiscal 2022 to a net liability of $339 million in fiscal 2023. The $84 million net liability decrease was primarily due to an increase in inventories, partially offset by an increase in accounts payable in fiscal 2023.

Cash Flows from Investing Activities

		Fiscal Year		
In Millions		**2023**		**2022**
Purchases of land, buildings, and equipment	$	**(689.5)**	$	(568.7)
Acquisitions, net of cash acquired		**(251.5)**		(1,201.3)
Investments in affiliates, net		**(32.2)**		15.4
Proceeds from disposal of land, buildings, and equipment		**1.3**		3.3
Proceeds from divestitures, net of cash divested		**633.1**		74.1
Other, net		**(7.6)**		(13.5)
Net cash used by investing activities	$	**(346.4)**	$	(1,690.7)

In fiscal 2023, we used $346 million of cash through investing activities compared to $1,691 million in fiscal 2022. We invested $690 million in land, buildings, and equipment in fiscal 2023, an increase of $121 million from fiscal 2022.

During fiscal 2023, we acquired TNT Crust for $252 million cash, net of cash acquired. During fiscal 2023, we completed the sale of our Helper main meals and Suddenly Salad side dishes businesses for cash proceeds of $607 million.

During fiscal 2022, we acquired Tyson Foods' pet treats business for an aggregate purchase price of $1.2 billion. During fiscal 2022, we sold our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl for cash proceeds of $32 million, net of cash divested, as part of the sale. We also completed the sale of our European dough businesses in fiscal 2022 for cash proceeds of $42 million.

We expect capital expenditures to be approximately 4 percent of reported net sales in fiscal 2024. These expenditures will fund initiatives that are expected to fuel growth, support innovative products, and continue HMM initiatives throughout the supply chain.

Cash Flows from Financing Activities

		Fiscal Year		
In Millions		2023		2022
Change in notes payable	$	(769.3)	$	551.4
Issuance of long-term debt		2,324.4		2,203.7
Payment of long-term debt		(1,421.7)		(3,140.9)
Proceeds from common stock issued on exercised options		232.3		161.7
Purchases of common stock for treasury		(1,403.6)		(876.8)
Dividends paid		(1,287.9)		(1,244.5)
Distributions to redeemable and noncontrolling interest holders		(15.7)		(129.8)
Other, net		(62.6)		(28.0)
Net cash used by financing activities	$	(2,404.1)	$	(2,503.2)

Financing activities used $2.4 billion of cash in fiscal 2023 compared to $2.5 billion in fiscal 2022. We had $133 million of net debt issuances in fiscal 2023 compared to $386 million of net debt repayments in fiscal 2022. For more information on our debt issuances and payments, please refer to Note 9 to the Consolidated Financial Statements in Item 8 of this report.

During fiscal 2023, we received $232 million of net proceeds from common stock issued on exercised options compared to $162 million in fiscal 2022.

During fiscal 2023, we repurchased 18 million shares of our common stock for $1,404 million. During fiscal 2022, we repurchased 14 million shares of our common stock for $877 million.

Dividends paid in fiscal 2023 totaled $1,288 million, or $2.16 per share. Dividends paid in fiscal 2022 totaled $1,244 million, or $2.04 per share.

Selected Cash Flows from Joint Ventures

Selected cash flows from our joint ventures are set forth in the following table:

		Fiscal Year		
Inflow (Outflow), in Millions		2023		2022
Investments in affiliates, net	$	(32.2)	$	15.4
Dividends received		69.9		107.5

The following table details the fee-paid committed and uncommitted credit lines we had available as of May 28, 2023:

In Billions		Facility Amount		Borrowed Amount
Committed credit facility expiring April 2026	$	2.7	$	-
Uncommitted credit facilities		0.6		-
Total committed and uncommitted credit facilities	$	3.3	$	-

To ensure availability of funds, we maintain bank credit lines and have commercial paper programs available to us in the United States and Europe.

We have material contractual obligations that arise in the normal course of business and we believe that cash flows from operations will be adequate to meet our liquidity and capital needs for at least the next 12 months.

Certain of our long-term debt agreements, our credit facilities, and our noncontrolling interests contain restrictive covenants. As of May 28, 2023, we were in compliance with all of these covenants.

We have $1,709 million of long-term debt maturing in the next 12 months that is classified as current, including $500 million of 3.65 percent fixed-rate notes due February 15, 2024, $400 million of floating-rate notes due October 17, 2023, €500 million of floating-rate notes due July 27, 2023, and €250 million of floating-rate notes due November 10, 2023. We believe that cash flows from operations, together with available short- and long-term debt financing, will be adequate to meet our liquidity and capital needs for at least the next 12 months.

As of May 28, 2023, our total debt, including the impact of derivative instruments designated as hedges, was 80 percent in fixed-rate and 20 percent in floating-rate instruments, compared to 77 percent in fixed-rate and 23 percent in floating-rate instruments on May 29, 2022.

The third-party holder of the General Mills Cereals, LLC (GMC) Class A Interests receives quarterly preferred distributions from available net income based on the application of a floating preferred return rate to the holder's capital account balance established in the most recent mark-to-market valuation (currently $252 million). The floating preferred return rate on GMC's Class A Interests is the sum of three-month Term SOFR plus 186 basis points. The preferred return rate is adjusted every three years through a negotiated agreement with the Class A Interest holder or through a remarketing auction.

We have an option to purchase the Class A Interests for consideration equal to the then current capital account value, plus any unpaid preferred return and the prescribed make-whole amount. If we purchase these interests, any change in the third-party holder's capital account from its original value will be charged directly to retained earnings and will increase or decrease the net earnings used to calculate EPS in that period.

CRITICAL ACCOUNTING ESTIMATES

For a complete description of our significant accounting policies, please see Note 2 to the Consolidated Financial Statements in Item 8 of this report. Our critical accounting estimates are those that have a meaningful impact on the reporting of our financial condition and results of operations. These estimates include our accounting for revenue recognition, valuation of long-lived assets, intangible assets, stock-based compensation, income taxes, and defined benefit pension, other postretirement benefit, and postemployment benefit plans.

Revenue Recognition
Our revenues are reported net of variable consideration and consideration payable to our customers, including trade promotion, consumer coupon redemption, and other reductions to the transaction price, including estimated allowances for returns, unsalable product, and prompt pay discounts. Trade promotions are recorded using significant judgment of estimated participation and performance levels for offered programs at the time of sale. Differences between the estimated and actual reduction to the transaction price are recognized as a change in estimate in a subsequent period. Our accrued trade and coupon promotion liabilities were $394 million as of May 28, 2023, and $420 million as of May 29, 2022. Because these amounts are significant, if our estimates are inaccurate we would have to make adjustments in subsequent periods that could have a significant effect on our results of operations.

Valuation of Long-Lived Assets
We estimate the useful lives of long-lived assets and make estimates concerning undiscounted cash flows to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. Fair value is measured using discounted cash flows or independent appraisals, as appropriate.

Intangible Assets
Goodwill and other indefinite-lived intangible assets are not subject to amortization and are tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Our estimates of fair value for goodwill impairment testing are determined based on a discounted cash flow model. We use inputs from our long-range planning process to determine growth rates for sales and profits. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors.

We evaluate the useful lives of our other intangible assets, mainly brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets. Intangible assets that are deemed to have finite lives are amortized on a straight-line basis over their useful lives, generally ranging from 4 to 30 years. Our estimate of the fair value of our brand assets is based on a discounted cash flow model using inputs which include projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the brands, and a discount rate.

As of May 28, 2023, we had $21 billion of goodwill and indefinite-lived intangible assets. While we currently believe that the fair value of each intangible exceeds its carrying value, and that those intangibles will contribute indefinitely to our cash flows, materially different assumptions regarding future performance of our businesses or a different weighted-average cost of capital could result in material impairment losses and amortization expense. We performed our fiscal 2023 assessment of our intangible assets as of the first day of the second quarter of fiscal 2023, and we determined there was no impairment of our intangible assets as their related fair values were substantially in excess of the carrying value, except for *Uncle Toby's* band intangible asset. In addition, while having significant coverage as of our fiscal 2023 assessment date, the *Progresso* and *EPIC* brand intangible assets had risk of decreasing coverage. We will continue to monitor these businesses for potential impairment.

Stock-based Compensation

The valuation of stock options is a significant accounting estimate that requires us to use judgments and assumptions that are likely to have a material impact on our financial statements. Annually, we make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. For more information on these assumptions, please see Note 12 to the Consolidated Financial Statements in Item 8 of this report.

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option-pricing model were as follows:

	Fiscal Year					
	2023		2022		2021	
Estimated fair values of stock options granted	$ 14.16		$ 8.77		$ 8.03	
Assumptions:						
Risk-free interest rate	3.3	%	1.5	%	0.7	%
Expected term	8.5	years	8.5	years	8.5	years
Expected volatility	20.9	%	20.2	%	19.5	%
Dividend yield	3.1	%	3.4	%	3.3	%

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant. An increase in the expected term by 1 year, leaving all other assumptions constant, would decrease the grant date fair value by less than 1 percent. If all other assumptions are held constant, a one percentage point increase in our fiscal 2023 volatility assumption would increase the grant date fair value of our fiscal 2023 option awards by 5 percent.

To the extent that actual outcomes differ from our assumptions, we are not required to true up grant-date fair value-based expense to final intrinsic values. Historical data has a significant bearing on our forward-looking assumptions. Significant variances between actual and predicted experience could lead to prospective revisions in our assumptions, which could then significantly impact the year-over-year comparability of stock-based compensation expense.

Any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a windfall tax benefit) is presented in the Consolidated Statements of Cash Flows as an operating cash flow. The actual impact on future years' cash flows will depend, in part, on the volume of employee stock option exercises during a particular year and the relationship between the exercise-date market value of the underlying stock and the original grant-date fair value previously determined for financial reporting purposes.

Realized windfall tax benefits and shortfall tax deficiencies related to the exercise or vesting of stock-based awards are recognized in the Consolidated Statement of Earnings. Because employee stock option exercise behavior is not within our control, it is possible that significantly different reported results could occur if different assumptions or conditions were to prevail.

Income Taxes

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly, we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the period of such change. For more information on income taxes, please see Note 15 to the Consolidated Financial Statements in Item 8 of this report.

Defined Benefit Pension, Other Postretirement Benefit, and Postemployment Benefit Plans

We have defined benefit pension plans covering many employees in the United States, Canada, Switzerland, and the United Kingdom. We also sponsor plans that provide health care benefits to many of our retirees in the United States, Canada, and Brazil. Under certain circumstances, we also provide accruable benefits, primarily severance, to former and inactive employees in the United States, Canada, and Mexico. Please see Note 14 to the Consolidated Financial Statements in Item 8 of this report for a description of our defined benefit pension, other postretirement benefit, and postemployment benefit plans.

We recognize benefits provided during retirement or following employment over the plan participants' active working lives. Accordingly, we make various assumptions to predict and measure costs and obligations many years prior to the settlement of our obligations. Assumptions that require significant management judgment and have a material impact on the measurement of our net periodic benefit expense or income and accumulated benefit obligations include the long-term rates of return on plan assets, the interest rates used to discount the obligations for our benefit plans, and health care cost trend rates.

Expected Rate of Return on Plan Assets

Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan; however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation.

Our historical investment returns (compound annual growth rates) for our United States defined benefit pension and other postretirement benefit plan assets were a 5.7 percent loss in the 1-year period ended May 28, 2023 and returns of 3.4 percent, 5.9 percent, 5.5 percent, and 7.7 percent for the 5, 10, 15, and 20-year periods ended May 28, 2023.

On a weighted-average basis, the expected rate of return for all defined benefit plans was 6.70 percent for fiscal 2023, 5.85 percent for fiscal 2022, and 5.72 percent for fiscal 2021. For fiscal 2024, we increased our weighted-average expected rate of return on plan assets for our principal defined benefit pension and other postretirement plans in the United States to 7.20 percent due to higher prospective long-term asset returns primarily on fixed income investments.

Lowering the expected long-term rate of return on assets by 100 basis points would increase our net pension and postretirement expense by $62 million for fiscal 2024. A market-related valuation basis is used to reduce year-to-year expense volatility. The market-related valuation recognizes certain investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Our outside actuaries perform these calculations as part of our determination of annual expense or income.

Discount Rates

We estimate the service and interest cost components of the net periodic benefit expense for our United States and most of our international defined benefit pension, other postretirement benefit, and postemployment benefit plans utilizing a full yield curve approach by applying the specific spot rates along the yield curve used to determine the benefit obligation to the relevant projected cash flows. Our discount rate assumptions are determined annually as of May 31 for our defined benefit pension, other postretirement benefit, and postemployment benefit plan obligations. We work with our outside actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using the Aa Above Median corporate bond yield, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Our weighted-average discount rates were as follows:

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Postemployment Benefit Plans
Effective rate for fiscal 2024 service costs	5.27 %	5.15 %	5.00 %
Effective rate for fiscal 2024 interest costs	5.06 %	4.96 %	4.61 %
Obligations as of May 31, 2023	5.18 %	5.19 %	4.55 %
Effective rate for fiscal 2023 service costs	4.57 %	4.41 %	3.69 %
Effective rate for fiscal 2023 interest costs	4.03 %	3.80 %	3.35 %
Obligations as of May 31, 2022	4.39 %	4.36 %	3.62 %
Effective rate for fiscal 2022 service costs	3.53 %	3.34 %	2.46 %
Effective rate for fiscal 2022 interest costs	2.42 %	2.08 %	1.48 %

Lowering the discount rates by 100 basis points would increase our net defined benefit pension, other postretirement benefit, and postemployment benefit plan expense for fiscal 2024 by approximately $30 million. All obligation-related experience gains and losses are amortized using a straight-line method over the average remaining service period of active plan participants or over the average remaining lifetime of the remaining plan participants if the plan is viewed as "all or almost all" inactive participants.

Health Care Cost Trend Rates

We review our health care cost trend rates annually. Our review is based on data we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short-term expectations. Our initial health care cost trend rate assumption is 6.6 percent for retirees age 65 and over and 6.6 percent for retirees under age 65 at the end of fiscal 2023. Rates are graded down annually until the ultimate trend rate of 4.5 percent is reached in 2032 for all retirees. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

Any arising health care claims cost-related experience gain or loss is recognized in the calculation of expected future claims. Once recognized, experience gains and losses are amortized using a straight-line method over the average remaining service period of active plan participants or over the average remaining lifetime of the remaining plan participants if the plan is viewed as "all or almost all" inactive participants.

Financial Statement Impact

In fiscal 2023, we recorded net defined benefit pension, other postretirement benefit, and postemployment benefit plan income of $6 million compared to $26 million of income in fiscal 2022 and $4 million of expense in fiscal 2021. As of May 28, 2023, we had cumulative unrecognized actuarial net losses of $2 billion on our defined benefit pension plans and cumulative unrecognized actuarial net gains of $189 million on our postretirement and postemployment benefit plans, mainly as the result of liability increases from lower historical interest rates. These unrecognized actuarial net losses will result in increases in our future pension and postretirement benefit expenses because they currently exceed the corridors defined by GAAP.

Actual future net defined benefit pension, other postretirement benefit, and postemployment benefit plan income or expense will depend on investment performance, changes in future discount rates, changes in health care cost trend rates, and other factors related to the populations participating in these plans.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2022, the Financial Accounting Standards Board (FASB) issued optional accounting guidance for a limited period of time to ease the potential burden in accounting for reference rate reform. The new standard provides expedients and exceptions to existing accounting requirements for contract modifications and hedge accounting related to transitioning from discontinued reference rates, such as LIBOR, to alternative reference rates, if certain criteria are met. The new accounting requirements can be applied through December 31, 2024. We have reviewed and modified certain contracts, where necessary, to apply a new reference rate, primarily the SOFR. The guidance has not had and is not expected to have a material impact on our results of operations and financial position. We will continue to review our contracts and arrangements that will be affected by a discontinued reference rate during the transition period.

In September 2022, the FASB issued Accounting Standards Update (ASU) 2022-04 requiring enhanced disclosures related to supplier financing programs. The ASU requires disclosure of the key terms of the program and a rollforward of the related obligation during the annual period, including the amount of obligations confirmed and obligations subsequently paid. The new disclosure requirements are effective for fiscal years beginning after December 15, 2022, with the exception of the rollforward requirement, which is effective for fiscal years beginning after December 15, 2023, which for us is the first quarter of fiscal 2024 for the primary requirement and the first quarter of fiscal 2025 for the rollforward requirement. Early adoption is permitted. We have historically presented the key terms of these programs and the associated obligation outstanding. We do not expect this ASU to have a material impact on our financial statements and related disclosures.

NON-GAAP MEASURES

We have included in this report measures of financial performance that are not defined by GAAP. We believe that these measures provide useful information to investors and include these measures in other communications to investors.

For each of these non-GAAP financial measures, we are providing below a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure, an explanation of why we believe the non-GAAP measure provides useful information to investors, and any additional material purposes for which our management or Board of Directors uses the non-GAAP measure. These non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measure.

Significant Items Impacting Comparability

Several measures below are presented on an adjusted basis. The adjustments are either items resulting from infrequently occurring events or items that, in management's judgment, significantly affect the year-to-year assessment of operating results.

The following are descriptions of significant items impacting comparability of our results.

Divestitures gain, net
Net divestitures gain primarily related to the sale of our Helper main meals and Suddenly Salad side dishes business in fiscal 2023. Divestitures gain related to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl and the sale of our European dough businesses in fiscal 2022. Please see Note 3 to the Consolidated Financial Statements in Item 8 of this report.

Mark-to-market effects
Net mark-to-market valuation of certain commodity positions recognized in unallocated corporate items. Please see Note 8 to the Consolidated Financial Statements in Item 8 of this report.

Investment activity, net
Valuation adjustments and the loss on sale of certain corporate investments in fiscal 2023. Valuation adjustments and the gain on sale of certain corporate investments in fiscal 2022.

Restructuring charges (recoveries) and project-related costs
Restructuring charges and project-related costs for global supply chain actions, network optimization actions, and previously announced restructuring actions in fiscal 2023. Restructuring charges for International restructuring actions and net restructuring recoveries for previously announced restructuring actions in fiscal 2022. Please see Note 4 to the Consolidated Financial Statements in Item 8 of this report.

Product recall, net
Voluntary recall costs recorded in fiscal 2023 related to certain international *Häagen-Dazs* ice cream products, net of insurance recovery.

Acquisition integration costs
Integration costs primarily resulting from the acquisition of TNT Crust in fiscal 2023. Integration costs resulting from the acquisition of Tyson Foods' pet treats business in fiscal 2022. Please see Note 3 to the Consolidated Financial Statements in Item 8 of this report.

Transaction costs
Transaction costs primarily related to the sale of our Helper main meals and Suddenly Salad side dish business in fiscal 2023. Fiscal 2022 transaction costs related primarily to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl, the sale of our European dough businesses, the sale of our Helper main meals and Suddenly Salad side dishes business, and the acquisition of TNT Crust. Please see Note 3 to the Consolidated Financial Statements in Item 8 of this report.

Non-income tax recovery
Recovery related to a Brazil indirect tax item recorded in fiscal 2022.

Tax item
Discrete tax benefit recognized in fiscal 2022 related to a release of a valuation allowance associated with our capital loss carryforwards expected to be used against future divestiture gains.

CPW restructuring charges
CPW restructuring charges related to previously announced restructuring actions.

Organic Net Sales Growth Rates

We provide organic net sales growth rates for our consolidated net sales and segment net sales. This measure is used in reporting to our Board of Directors and executive management and as a component of the measurement of our performance for incentive compensation purposes. We believe that organic net sales growth rates provide useful information to investors because they provide transparency to underlying performance in our net sales by excluding the effect that foreign currency exchange rate fluctuations, as well as acquisitions, divestitures, and a 53rd week, when applicable, have on year-to-year comparability. A reconciliation of these measures to reported net sales growth rates, the relevant GAAP measures, are included in our Consolidated Results of Operations and Results of Segment Operations discussions in the MD&A above.

Adjusted Operating Profit and Related Constant-currency Growth Rate

This measure is used in reporting to our Board of Directors and executive management and as a component of the measurement of our performance for incentive compensation purposes. We believe that this measure provides useful information to investors because it is the operating profit measure we use to evaluate operating profit performance on a comparable year-to-year basis. Additionally, the measure is evaluated on a constant-currency basis by excluding the effect that foreign currency exchange rate fluctuations have on year-to-year comparability given the volatility in foreign currency exchange rates.

Our adjusted operating profit growth on a constant-currency basis is calculated as follows:

		Fiscal Year		
		2023	2022	Change
Operating profit as reported	$	3,433.8 $	3,475.8	(1) %
Divestitures gain, net		(444.6)	(194.1)	
Mark-to-market effects		291.9	(133.1)	
Investment activity, net		84.0	14.7	
Restructuring charges (recoveries)		61.0	(23.2)	
Product recall, net		22.5	-	
Acquisition integration costs		5.9	22.4	
Project related costs		2.4	-	
Transaction costs		0.4	72.8	
Non-income tax recovery		-	(22.0)	
Adjusted operating profit	$	3,457.3 $	3,213.3	8 %
Foreign currency exchange impact				Flat
Adjusted operating profit growth, on a constant-currency basis				8 %

Note: Table may not foot due to rounding.
For more information on the reconciling items, please refer to the Significant Items Impacting Comparability section above.

Adjusted Diluted EPS and Related Constant-currency Growth Rate

This measure is used in reporting to our Board of Directors and executive management. We believe that this measure provides useful information to investors because it is the profitability measure we use to evaluate earnings performance on a comparable year-to-year basis.

The reconciliation of our GAAP measure, diluted EPS, to adjusted diluted EPS and the related constant-currency growth rate follows:

			Fiscal Year		
Per Share Data		2023		2022	2023 vs. 2022 Change
Diluted earnings per share, as reported	$	4.31	$	4.42	(2) %
Divestitures gain, net		(0.62)		(0.31)	
Mark-to-market effects		0.37		(0.17)	
Investment activity, net		0.11		0.01	
Restructuring charges (recoveries)		0.08		(0.03)	
Product recall, net		0.03		-	
Acquisition integration costs		0.01		0.03	
Transaction costs		-		0.09	
Non-income tax recovery		-		(0.02)	
Tax item		-		(0.08)	
Adjusted diluted earnings per share	$	4.30	$	3.94	9 %
Foreign currency exchange impact					(1) pt
Adjusted diluted earnings per share growth, on a constant-currency basis					10 %

Note: Table may not foot due to rounding.
For more information on the reconciling items, please refer to the Significant Items Impacting Comparability section above.

See our reconciliation below of the effective income tax rate as reported to the adjusted effective income tax rate for the tax impact of each item affecting comparability.

Free Cash Flow Conversion Rate

We believe this measure provides useful information to investors because it is important for assessing our efficiency in converting earnings to cash and returning cash to shareholders. The calculation of free cash flow conversion rate and net cash provided by operating activities conversion rate, its equivalent GAAP measure, follows:

In Millions		Fiscal 2023
Net earnings, including earnings attributable to redeemable and noncontrolling interests, as reported	$	2,609.6
Divestitures gain, net of tax		(371.4)
Mark-to-market effects, net of tax		224.8
Investment activity, net, net of tax		66.0
Restructuring charges, net of tax		48.4
Product recall, net, net of tax		17.3
Acquisition integration costs, net of tax		4.6
Project related costs, net of tax		1.6
CPW restructuring charges, net of tax		1.0
Transaction costs, net of tax		0.2
Adjusted net earnings, including earnings attributable to redeemable and noncontrolling interests	$	2,602.2
Net cash provided by operating activities		2,778.6
Purchases of land, buildings, and equipment		(689.5)
Free cash flow	$	2,089.1
Net cash provided by operating activities conversion rate		106%
Free cash flow conversion rate		80%

Note: Table may not foot due rounding.
For more information on the reconciling items, please refer to the Significant Items Impacting Comparability section above.

See our reconciliation below of the effective income tax rate as reported to the adjusted effective income tax rate for the tax impact of each item affecting comparability.

Adjusted Operating Profit as a Percent of Net Sales (Adjusted Operating Profit Margin)

We believe this measure provides useful information to investors because it is important for assessing our operating profit margin on a comparable year-to-year basis.

Our adjusted operating profit margins are calculated as follows:

	Fiscal Year			
Percent of Net Sales	**2023**		**2022**	
Operating profit as reported	$ 3,433.8	17.1 %	$ 3,475.8	18.3 %
Divestitures gain, net	(444.6)	(2.2)%	(194.1)	(1.0)%
Mark-to-market effects	291.9	1.5 %	(133.1)	(0.7)%
Investment activity, net	84.0	0.4 %	14.7	0.1 %
Restructuring charges (recoveries)	61.0	0.3 %	(23.2)	(0.1)%
Product recall, net	22.5	0.1 %	-	- %
Acquisition integration costs	5.9	- %	22.4	0.1 %
Project-related costs	2.4	- %	-	- %
Transaction costs	0.4	- %	72.8	0.4 %
Non-income tax recovery	-	- %	(22.0)	(0.1)%
Adjusted operating profit	$ 3,457.3	17.2 %	$ 3,213.3	16.9 %

Note: Table may not foot due to rounding.
For more information on the reconciling items, please refer to the Significant Items Impacting Comparability section above.

Adjusted Effective Income Tax Rates

We believe this measure provides useful information to investors because it presents the adjusted effective income tax rate on a comparable year-to-year basis.

Adjusted effective income tax rates are calculated as follows:

In Millions (Except Per Share Data)	Fiscal Year Ended			
	2023		2022	
	Pretax Earnings (a)	Income Taxes	Pretax Earnings (a)	Income Taxes
As reported	$3,140.5	$612.2	$3,209.6	$586.3
Divestitures gain, net	(444.6)	(73.2)	(194.1)	(5.1)
Mark-to-market effects	291.9	67.1	(133.1)	(30.6)
Investment activity, net	84.0	18.0	14.7	8.5
Restructuring charges (recoveries)	61.0	12.6	(23.2)	(6.4)
Product recall, net	22.5	5.2	-	-
Acquisition integration costs	5.9	1.3	22.4	5.1
Project related costs	2.4	0.8	-	-
Transaction costs	0.4	0.2	72.8	16.4
Tax item	-	-	-	50.7
Non-income tax recovery	-	-	(22.0)	(7.5)
As adjusted	$3,164.0	$644.1	$2,947.1	$617.4
Effective tax rate:				
As reported		19.5%		18.3%
As adjusted		20.4%		20.9%
Sum of adjustments to income taxes		$32.0		$31.1
Average number of common shares - diluted EPS		601.2		612.6
Impact of income tax adjustments on adjusted diluted EPS		$(0.05)		$(0.05)

Note: Table may not foot due to rounding.
(a) Earnings before income taxes and after-tax earnings from joint ventures.
For more information on the reconciling items, please refer to the Significant Items Impacting Comparability section above.

Constant-currency After-Tax Earnings from Joint Ventures Growth Rate

We believe that this measure provides useful information to investors because it provides transparency to underlying performance of our joint ventures by excluding the effect that foreign currency exchange rate fluctuations have on year-to-year comparability given volatility in foreign currency exchange markets.

After-tax earnings from joint ventures growth rate on a constant-currency basis are calculated as follows:

	Fiscal 2023	
Percentage change in after-tax earnings from joint ventures as reported	(27)	%
Impact of foreign currency exchange	(10)	pts
Percentage change in after-tax earnings from joint ventures on a constant-currency basis	(18)	%

Note: Table may not foot due to rounding.

Net Sales Growth Rate for Canada Operating Unit on a Constant-currency Basis

We believe this measure of our Canada operating unit net sales provides useful information to investors because it provides transparency to the underlying performance for the Canada operating unit within our North America Retail segment by excluding the effect that foreign currency exchange rate fluctuations have on year-to-year comparability given volatility in foreign currency exchange markets.

Net sales growth rate for our Canada operating unit on a constant-currency basis is calculated as follows:

	Fiscal 2023	
Percentage change in net sales as reported	2	%
Impact of foreign currency exchange	(6)	pts
Percentage change in net sales on a constant-currency basis	8	%

Note: Table may not foot due to rounding.

Constant-currency Segment Operating Profit Growth Rates

We believe that this measure provides useful information to investors because it provides transparency to underlying performance of our segments by excluding the effect that foreign currency exchange rate fluctuations have on year-to-year comparability given volatility in foreign currency exchange markets.

Our segments' operating profit growth rates on a constant-currency basis are calculated as follows:

	Fiscal 2023					
	Percentage Change in Operating Profit as Reported		Impact of Foreign Currency Exchange		Percentage Change in Operating Profit on Constant-Currency Basis	
North America Retail	18	%	Flat		18	%
International	(30)	%	(5)	pts	(25)	%
Pet	(5)	%	Flat		(5)	%
North America Foodservice	14	%	Flat		14	%

Note: Table may not foot due to rounding.

Forward-Looking Financial Measures

Our fiscal 2024 outlook for organic net sales growth, constant-currency adjusted operating profit, adjusted diluted EPS, and free cash flow conversion are non-GAAP financial measures that exclude, or have otherwise been adjusted for, items impacting comparability, including the effect of foreign currency exchange rate fluctuations, restructuring charges and project-related costs, acquisition transaction and integration costs, acquisitions, divestitures, and mark-to-market effects. We are not able to reconcile these forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable efforts because we are unable to predict with a reasonable degree of certainty the actual impact of changes in foreign currency exchange rates and commodity prices or the timing or impact of acquisitions, divestitures, and restructuring actions throughout fiscal 2024. The unavailable information could have a significant impact on our fiscal 2024 GAAP financial results.

For fiscal 2024, we currently expect: foreign currency exchange rates (based on a blend of forward and forecasted rates and hedge positions) and acquisitions and divestitures completed prior to fiscal 2024 to reduce net sales growth by approximately one half of one percent; and restructuring charges to total approximately $15 million to $20 million.

ITEM 7A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk stemming from changes in interest and foreign exchange rates and commodity and equity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under established policies that place controls on these activities. The counterparties in these transactions are generally highly rated institutions. We establish credit limits for each counterparty. Our hedging transactions include but are not limited to a variety of derivative financial instruments. For information on interest rate, foreign exchange, commodity price, and equity instrument risk, please see Note 8 to the Consolidated Financial Statements in Item 8 of this report.

VALUE AT RISK

The estimates in the table below are intended to measure the maximum potential fair value we could lose in one day from adverse changes in market interest rates, foreign exchange rates, commodity prices, and equity prices under normal market conditions. A Monte Carlo value-at-risk (VAR) methodology was used to quantify the market risk for our exposures. The models assumed normal market conditions and used a 95 percent confidence level.

The VAR calculation used historical interest and foreign exchange rates, and commodity and equity prices from the past year to estimate the potential volatility and correlation of these rates in the future. The market data were drawn from the RiskMetrics™ data set. The calculations are not intended to represent actual losses in fair value that we expect to incur. Further, since the hedging instrument (the derivative) inversely correlates with the underlying exposure, we would expect that any loss or gain in the fair value of our derivatives would be generally offset by an increase or decrease in the fair value of the underlying exposure. The positions included in the calculations were: debt; investments; interest rate swaps; foreign exchange forwards; commodity swaps, futures, and options; and equity instruments. The calculations do not include the underlying foreign exchange and commodities or equity-related positions that are offset by these market-risk-sensitive instruments.

The table below presents the estimated maximum potential VAR arising from a one-day loss in fair value for our interest rate, foreign currency, commodity, and equity market-risk-sensitive instruments outstanding as of May 28, 2023.

In Millions	May 28, 2023	Average During Fiscal 2023	May 29, 2022	Analysis of Change
Interest rate instruments	$ 65.3	$ 52.1	$ 40.9	Higher Market Volatility
Foreign currency instruments	36.7	33.3	20.3	Exchange Rate Volatility
Commodity instruments	7.6	9.5	12.9	Reduced Market Volatility
Equity instruments	2.8	3.1	2.5	Higher Market Volatility

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on our current expectations and assumptions. We also may make written or oral forward-looking statements, including statements contained in our filings with the SEC and in our reports to shareholders.

The words or phrases "will likely result," "are expected to," "may continue," "is anticipated," "estimate," "plan," "project," or similar expressions identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those currently anticipated or projected. We wish to caution you not to place undue reliance on any such forward-looking statements.

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that could affect our financial performance and could cause our actual results in future periods to differ materially from any current opinions or statements.

Our future results could be affected by a variety of factors, such as: disruptions or inefficiencies in the supply chain; competitive dynamics in the consumer foods industry and the markets for our products, including new product introductions, advertising activities, pricing actions, and promotional activities of our competitors; economic conditions, including changes in inflation rates, interest rates, tax rates, or the availability of capital; product development and innovation; consumer acceptance of new products and product improvements; consumer reaction to pricing actions and changes in promotion levels; acquisitions or dispositions of businesses or assets; changes in capital structure; changes in the legal and regulatory environment, including tax legislation, labeling and advertising regulations, and litigation; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets, or changes in the useful lives of other intangible assets; changes in accounting standards and the impact of significant accounting estimates; product quality and safety issues, including recalls and product liability; changes in consumer demand for our products; effectiveness of advertising, marketing, and promotional programs; changes in consumer behavior, trends, and preferences, including weight loss trends; consumer perception of health-related issues, including obesity; consolidation in the retail environment; changes in purchasing and inventory levels of significant customers; fluctuations in the cost and availability of supply chain resources, including raw materials, packaging, energy, and transportation; effectiveness of restructuring and cost saving initiatives; volatility in the market value of derivatives used to manage price risk for certain commodities; benefit plan expenses due to changes in plan asset values and discount rates used to determine plan liabilities; failure or breach of our information technology systems; foreign economic conditions, including currency rate fluctuations; and political unrest in foreign markets and economic uncertainty due to terrorism or war.

You should also consider the risk factors that we identify in Item 1A of this report, which could also affect our future results.

We undertake no obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of those statements or to reflect the occurrence of anticipated or unanticipated events.

ITEM 8 - Financial Statements and Supplementary Data

REPORT OF MANAGEMENT RESPONSIBILITIES

The management of General Mills, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The statements have been prepared in accordance with accounting principles that are generally accepted in the United States, using management's best estimates and judgments where appropriate. The financial information throughout this Annual Report on Form 10-K is consistent with our consolidated financial statements.

Management has established a system of internal controls that provides reasonable assurance that assets are adequately safeguarded and transactions are recorded accurately in all material respects, in accordance with management's authorization. We maintain a strong audit program that independently evaluates the adequacy and effectiveness of internal controls. Our internal controls provide for appropriate separation of duties and responsibilities, and there are documented policies regarding use of our assets and proper financial reporting. These formally stated and regularly communicated policies demand highly ethical conduct from all employees.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors, and our independent registered public accounting firm to review internal control, auditing, and financial reporting matters. The independent registered public accounting firm, internal auditors, and employees have full and free access to the Audit Committee at any time.

The Audit Committee reviewed and approved the Company's annual financial statements. The Audit Committee recommended, and the Board of Directors approved, that the consolidated financial statements be included in the Annual Report. The Audit Committee also appointed KPMG LLP to serve as the Company's independent registered public accounting firm for fiscal 2024.

/s/ J. L. Harmening   /s/ K. A. Bruce

J. L. Harmening   K. A. Bruce
Chief Executive Officer   Chief Financial Officer

June 28, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
General Mills, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of General Mills, Inc. and subsidiaries (the Company) as of May 28, 2023, and May 29, 2022, the related consolidated statements of earnings, comprehensive income, total equity and redeemable interest, and cash flows for each of the years in the three-year period ended May 28, 2023, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of May 28, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 28, 2023, and May 29, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended May 28, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 28, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill and brand intangible assets

As discussed in Note 6 to the consolidated financial statements, the goodwill and brands and other indefinite-lived intangibles balances as of May 28, 2023, were $14,511.2 million and $6,712.4 million, respectively. The impairment tests for these assets, which are performed annually and whenever events or changes in circumstances indicate that impairment may have occurred, require the Company to estimate the fair value of the reporting units to which goodwill is assigned as well as the brands and other indefinite-lived intangible assets. The fair value estimates are derived from discounted cash flow analyses that require the Company to make judgments about highly subjective matters, including future operating results, including revenue growth rates and operating margins, and an estimate of the discount rates and royalty rates.

We identified the assessment of the valuation of certain goodwill and brand intangible assets as a critical audit matter. There was a significant degree of judgment required in evaluating audit evidence, which consists primarily of forward-looking assumptions about future operating results, specifically the revenue growth rates and operating margins, royalty rates and subjective inputs used to estimate the discount rates.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the valuation of goodwill and brand intangible assets. This included controls related to the assumptions about future operating results and the discount and royalty rates used to measure the fair value of the reporting units and brands intangible assets. We performed sensitivity analyses over the revenue growth rates, operating margins, brand royalty rates and discount rates to assess the impact of other points within a range of potential assumptions. We evaluated the revenue growth rates and operating margin assumptions by comparing them to recent financial performance and external market and industry data. We evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. We involved professionals with specialized skills and knowledge, who assisted in the evaluation of the Company's discount rates by comparing them against rate ranges that were independently developed using publicly available market data for comparable entities and the royalty rates by evaluating the methods, assumptions and market data used to estimate the royalty rates.

/s/ KPMG LLP

We have served as the Company's auditor since 1928.

Minneapolis, Minnesota
June 28, 2023

Consolidated Statements of Earnings
GENERAL MILLS, INC. AND SUBSIDIARIES
(In Millions, Except per Share Data)

	Fiscal Year		
	2023	2022	2021
Net sales	$ 20,094.2	$ 18,992.8	$ 18,127.0
Cost of sales	13,548.4	12,590.6	11,678.7
Selling, general, and administrative expenses	3,500.4	3,147.0	3,079.6
Divestitures (gain) loss, net	(444.6)	(194.1)	53.5
Restructuring, impairment, and other exit costs (recoveries)	56.2	(26.5)	170.4
Operating profit	3,433.8	3,475.8	3,144.8
Benefit plan non-service income	(88.8)	(113.4)	(132.9)
Interest, net	382.1	379.6	420.3
Earnings before income taxes and after-tax earnings from joint ventures	3,140.5	3,209.6	2,857.4
Income taxes	612.2	586.3	629.1
After-tax earnings from joint ventures	81.3	111.7	117.7
Net earnings, including earnings attributable to redeemable and noncontrolling interests	2,609.6	2,735.0	2,346.0
Net earnings attributable to redeemable and noncontrolling interests	15.7	27.7	6.2
Net earnings attributable to General Mills	$ 2,593.9	$ 2,707.3	$ 2,339.8
Earnings per share — basic	$ 4.36	$ 4.46	$ 3.81
Earnings per share — diluted	$ 4.31	$ 4.42	$ 3.78
Dividends per share	$ 2.16	$ 2.04	$ 2.02

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
GENERAL MILLS, INC. AND SUBSIDIARIES
(In Millions)

		Fiscal Year				
		2023		2022		2021
Net earnings, including earnings attributable to redeemable and noncontrolling interests	$	2,609.6	$	2,735.0	$	2,346.0
Other comprehensive (loss) income, net of tax:						
Foreign currency translation		(110.8)		(175.9)		175.1
Net actuarial (loss) income		(228.0)		101.6		353.4
Other fair value changes:						
Hedge derivatives		1.3		7.0		(20.7)
Reclassification to earnings:						
Foreign currency translation		(7.4)		342.2		-
Hedge derivatives		(18.7)		35.1		13.5
Amortization of losses and prior service costs		56.9		75.8		78.9
Other comprehensive (loss) income, net of tax		(306.7)		385.8		600.2
Total comprehensive income		2,302.9		3,120.8		2,946.2
Comprehensive income (loss) attributable to redeemable and noncontrolling interests		15.4		(45.2)		121.2
Comprehensive income attributable to General Mills	$	2,287.5	$	3,166.0	$	2,825.0

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
GENERAL MILLS, INC. AND SUBSIDIARIES
(In Millions, Except Par Value)

	May 28, 2023	May 29, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 585.5	$ 569.4
Receivables	1,683.2	1,692.1
Inventories	2,172.0	1,867.3
Prepaid expenses and other current assets	735.7	802.1
Assets held for sale	-	158.9
Total current assets	5,176.4	5,089.8
Land, buildings, and equipment	3,636.2	3,393.8
Goodwill	14,511.2	14,378.5
Other intangible assets	6,967.6	6,999.9
Other assets	1,160.3	1,228.1
Total assets	$ 31,451.7	$ 31,090.1
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 4,194.2	$ 3,982.3
Current portion of long-term debt	1,709.1	1,674.2
Notes payable	31.7	811.4
Other current liabilities	1,600.7	1,552.0
Total current liabilities	7,535.7	8,019.9
Long-term debt	9,965.1	9,134.8
Deferred income taxes	2,110.9	2,218.3
Other liabilities	1,140.0	929.1
Total liabilities	20,751.7	20,302.1
Stockholders' equity:		
Common stock, 754.6 shares issued, $0.10 par value	75.5	75.5
Additional paid-in capital	1,222.4	1,182.9
Retained earnings	19,838.6	18,532.6
Common stock in treasury, at cost, shares of 168.0 and 155.7	(8,410.0)	(7,278.1)
Accumulated other comprehensive loss	(2,276.9)	(1,970.5)
Total stockholders' equity	10,449.6	10,542.4
Noncontrolling interests	250.4	245.6
Total equity	10,700.0	10,788.0
Total liabilities and equity	$ 31,451.7	$ 31,090.1

See accompanying notes to consolidated financial statements.

<h2 style="text-align:center">Consolidated Statements of Total Equity and Redeemable Interest</h2>
<p style="text-align:center">GENERAL MILLS, INC. AND SUBSIDIARIES</p>
<p style="text-align:center">(In Millions, Except per Share Data)</p>

	Fiscal Year					
	2023		2022		2021	
	Shares	Amount	Shares	Amount	Shares	Amount
Total equity, beginning balance		$ 10,788.0		$ 9,773.2		$ 8,349.5
Common stock, 1 billion shares authorized, $0.10 par value	754.6	75.5	754.6	75.5	754.6	75.5
Additional paid-in capital:						
Beginning balance		1,182.9		1,365.5		1,348.6
Stock compensation plans		34.5		17.9		6.2
Unearned compensation related to stock unit awards		(104.7)		(92.2)		(78.0)
Earned compensation		109.7		104.5		88.5
Decrease in redemption value of redeemable interest		-		14.1		0.2
Reversal of cumulative redeemable interest value adjustments		-		(207.4)		-
Acquisition of noncontrolling interest		-		(19.5)		-
Ending balance		1,222.4		1,182.9		1,365.5
Retained earnings:						
Beginning balance		18,532.6		17,069.8		15,982.1
Net earnings attributable to General Mills		2,593.9		2,707.3		2,339.8
Cash dividends declared ($2.16, $2.04, and $2.02 per share)		(1,287.9)		(1,244.5)		(1,246.4)
Adoption of current expected credit loss accounting requirements		-		-		(5.7)
Ending balance		19,838.6		18,532.6		17,069.8
Common stock in treasury:						
Beginning balance	(155.7)	(7,278.1)	(146.9)	(6,611.2)	(144.8)	(6,433.3)
Shares purchased	(18.0)	(1,403.6)	(13.5)	(876.8)	(5.0)	(301.4)
Stock compensation plans	5.7	271.7	4.7	209.9	2.9	123.5
Ending balance	(168.0)	(8,410.0)	(155.7)	(7,278.1)	(146.9)	(6,611.2)
Accumulated other comprehensive loss:						
Beginning balance		(1,970.5)		(2,429.2)		(2,914.4)
Comprehensive (loss) income		(306.4)		458.7		485.2
Ending balance		(2,276.9)		(1,970.5)		(2,429.2)
Noncontrolling interests:						
Beginning balance		245.6		302.8		291.0
Comprehensive income (loss)		15.4		(16.0)		38.0
Distributions to noncontrolling interest holders		(15.7)		(129.8)		(26.2)
Reclassification from redeemable interest		-		561.6		-
Reversal of cumulative redeemable interest value adjustments		-		207.4		-
Divestiture		5.1		(680.4)		-
Ending balance		250.4		245.6		302.8
Total equity, ending balance		$ 10,700.0		$ 10,788.0		$ 9,773.2
Redeemable interest:						
Beginning balance		$ -		$ 604.9		$ 544.6
Comprehensive (loss) income		-		(29.2)		83.2
Decrease in redemption value of redeemable interest		-		(14.1)		(0.2)
Distributions to redeemable interest holder		-		-		(22.7)
Reclassification to noncontrolling interest		-		(561.6)		-
Ending balance		$ -		$ -		$ 604.9

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
GENERAL MILLS, INC. AND SUBSIDIARIES
(In Millions)

	Fiscal Year		
	2023	2022	2021
Cash Flows - Operating Activities			
Net earnings, including earnings attributable to redeemable and noncontrolling interests	$ 2,609.6	$ 2,735.0	$ 2,346.0
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	546.6	570.3	601.3
After-tax earnings from joint ventures	(81.3)	(111.7)	(117.7)
Distributions of earnings from joint ventures	69.9	107.5	95.2
Stock-based compensation	111.7	98.7	89.9
Deferred income taxes	(22.2)	62.2	118.8
Pension and other postretirement benefit plan contributions	(30.1)	(31.3)	(33.4)
Pension and other postretirement benefit plan costs	(27.6)	(30.1)	(33.6)
Divestitures (gain) loss, net	(444.6)	(194.1)	53.5
Restructuring, impairment, and other exit costs (recoveries)	24.4	(117.1)	150.9
Changes in current assets and liabilities, excluding the effects of acquisitions and divestitures	(48.9)	277.4	(155.9)
Other, net	71.1	(50.7)	(131.8)
Net cash provided by operating activities	2,778.6	3,316.1	2,983.2
Cash Flows - Investing Activities			
Purchases of land, buildings, and equipment	(689.5)	(568.7)	(530.8)
Acquisition, net of cash acquired	(251.5)	(1,201.3)	-
Investments in affiliates, net	(32.2)	15.4	15.5
Proceeds from disposal of land, buildings, and equipment	1.3	3.3	2.7
Proceeds from divestitures, net of cash divested	633.1	74.1	2.9
Other, net	(7.6)	(13.5)	(3.1)
Net cash used by investing activities	(346.4)	(1,690.7)	(512.8)
Cash Flows - Financing Activities			
Change in notes payable	(769.3)	551.4	71.7
Issuance of long-term debt	2,324.4	2,203.7	1,576.5
Payment of long-term debt	(1,421.7)	(3,140.9)	(2,609.0)
Debt exchange participation incentive cash payment	-	-	(201.4)
Proceeds from common stock issued on exercised options	232.3	161.7	74.3
Purchases of common stock for treasury	(1,403.6)	(876.8)	(301.4)
Dividends paid	(1,287.9)	(1,244.5)	(1,246.4)
Distributions to noncontrolling and redeemable interest holders	(15.7)	(129.8)	(48.9)
Other, net	(62.6)	(28.0)	(30.9)
Net cash used by financing activities	(2,404.1)	(2,503.2)	(2,715.5)
Effect of exchange rate changes on cash and cash equivalents	(12.0)	(58.0)	72.5
Increase (decrease) in cash and cash equivalents	16.1	(935.8)	(172.6)
Cash and cash equivalents - beginning of year	569.4	1,505.2	1,677.8
Cash and cash equivalents - end of year	$ 585.5	$ 569.4	$ 1,505.2
Cash flow from changes in current assets and liabilities, excluding the effects of acquisitions and divestitures:			
Receivables	$ (41.2)	$ (166.3)	$ 27.9
Inventories	(319.0)	(85.8)	(354.7)
Prepaid expenses and other current assets	61.6	(35.3)	(42.7)
Accounts payable	199.8	456.7	343.1
Other current liabilities	49.9	108.1	(129.5)
Changes in current assets and liabilities	$ (48.9)	$ 277.4	$ (155.9)

See accompanying notes to consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION AND RECLASSIFICATIONS

Basis of Presentation

Our Consolidated Financial Statements include the accounts of General Mills, Inc. and all subsidiaries in which we have a controlling financial interest. Intercompany transactions and accounts, including any noncontrolling and redeemable interests' share of those transactions, are eliminated in consolidation.

Our fiscal year ends on the last Sunday in May. Our India business is on an April fiscal year end.

Certain reclassifications to our previously reported financial information have been made to conform to the current period presentation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider all investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

All inventories in the United States other than grain are valued at the lower of cost, using the last-in, first-out (LIFO) method, or market. Grain inventories are valued at net realizable value, and all related cash contracts and derivatives are valued at fair value, with all net changes in value recorded in earnings currently.

Inventories outside of the United States are generally valued at the lower of cost, using the first-in, first-out (FIFO) method, or net realizable value.

Shipping costs associated with the distribution of finished product to our customers are recorded as cost of sales and are recognized when the related finished product is shipped to and accepted by the customer.

Land, Buildings, Equipment, and Depreciation

Land is recorded at historical cost. Buildings and equipment, including capitalized interest and internal engineering costs, are recorded at cost and depreciated over estimated useful lives, primarily using the straight-line method. Ordinary maintenance and repairs are charged to cost of sales. Buildings are usually depreciated over 40 years, and equipment, furniture, and software are usually depreciated over 3 to 10 years. Fully depreciated assets are retained in buildings and equipment until disposal. When an item is sold or retired, the accounts are relieved of its cost and related accumulated depreciation and the resulting gains and losses, if any, are recognized in earnings.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset group are less than the carrying amount of the asset group. Asset groups have identifiable cash flows and are largely independent of other asset groups. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using a discounted cash flow model or independent appraisals, as appropriate.

Goodwill and Other Intangible Assets

Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We perform our annual goodwill and indefinite-lived intangible assets impairment test as of the first day of the second quarter of the fiscal year. Impairment testing is performed for each of our reporting units. We compare the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, impairment has occurred. We recognize an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value up to the total amount of goodwill allocated to the reporting unit. Our estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from our long-range planning process. We also make estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors.

We evaluate the useful lives of our other intangible assets, mainly brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets. Intangible assets that are deemed to have finite lives are amortized on a straight-line basis, over their useful lives, generally ranging from 4 to 30 years.

Our indefinite-lived intangible assets, mainly intangible assets primarily associated with the *Blue Buffalo*, *Pillsbury*, *Totino's*, *Old El Paso*, *Progresso*, *Annie's*, *Nudges*, and *Häagen-Dazs* brands, are also tested for impairment annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Our estimate of the fair value of the brands is based on a discounted cash flow model using inputs which included projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the brands, and a discount rate.

Our finite-lived intangible assets, primarily acquired customer relationships, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows from the operation and disposition of the asset are less than the carrying amount of the asset. Assets generally have identifiable cash flows and are largely independent of other assets. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is measured using a discounted cash flow model or other similar valuation model, as appropriate.

Leases

We determine whether an arrangement is a lease at inception. When our lease arrangements include lease and non-lease components, we account for lease and non-lease components (e.g. common area maintenance) separately based on their relative standalone prices.

Any lease arrangements with an initial term of 12 months or less are not recorded on our Consolidated Balance Sheet, and we recognize lease costs for these lease arrangements on a straight-line basis over the lease term. Many of our lease arrangements provide us with options to exercise one or more renewal terms or to terminate the lease arrangement. We include these options when we are reasonably certain to exercise them in the lease term used to establish our right of use assets and lease liabilities. Generally, our lease agreements do not include an option to purchase the leased asset, residual value guarantees, or material restrictive covenants.

We have certain lease arrangements with variable rental payments. Our lease arrangements for our Häagen-Dazs retail shops often include rental payments that are based on a percentage of retail sales. We have other lease arrangements that are adjusted periodically based on an inflation index or rate. The future variability of these payments and adjustments are unknown, and therefore they are not included as minimum lease payments used to determine our right of use assets and lease liabilities. Variable rental payments are recognized in the period in which the obligation is incurred.

As most of our lease arrangements do not provide an implicit interest rate, we apply an incremental borrowing rate based on the information available at the commencement date of the lease arrangement to determine the present value of lease payments.

Investments in Unconsolidated Joint Ventures

Our investments in companies over which we have the ability to exercise significant influence are stated at cost plus our share of undistributed earnings or losses. We receive royalty income from certain joint ventures, incur various expenses (primarily research and development), and record the tax impact of certain joint venture operations that are structured as partnerships. In addition, we make advances to our joint ventures in the form of loans or capital investments. We also sell certain raw materials, semi-finished goods, and finished goods to the joint ventures, generally at market prices.

In addition, we assess our investments in our joint ventures if we have reason to believe an impairment may have occurred including, but not limited to, as a result of ongoing operating losses, projected decreases in earnings, increases in the weighted-average cost of capital, or significant business disruptions. The significant assumptions used to estimate fair value include revenue growth and profitability, royalty rates, capital spending, depreciation and taxes, foreign currency exchange rates, and a discount rate. By their nature, these projections and assumptions are uncertain. If we were to determine the current fair value of our investment was less than the carrying value of the investment, then we would assess if the shortfall was of a temporary or permanent nature and write down the investment to its fair value if we concluded the impairment is other than temporary.

Revenue Recognition

Our revenues primarily result from contracts with customers, which are generally short-term and have a single performance obligation – the delivery of product. We recognize revenue for the sale of packaged foods at the point in time when our performance obligation has been satisfied and control of the product has transferred to our customer, which generally occurs when the shipment is accepted by our customer. Sales include shipping and handling charges billed to the customer and are reported net of variable consideration and consideration payable to our customers, including trade promotion, consumer coupon redemption and other reductions to the transaction price, including estimated allowances for returns, unsalable product, and prompt pay discounts. Sales, use, value-added, and other excise taxes are not included in revenue. Trade promotions are recorded using significant judgment of estimated participation and performance levels for offered programs at the time of sale. Differences between estimated and actual reductions to the transaction price are recognized as a change in estimate in a subsequent period. We generally do not allow a right of return.

However, on a limited case-by-case basis with prior approval, we may allow customers to return product. In limited circumstances, product returned in saleable condition is resold to other customers or outlets. Receivables from customers generally do not bear interest. Payment terms and collection patterns vary around the world and by channel, and are short-term, and as such, we do not have any significant financing components. Our allowance for doubtful accounts represents our estimate of expected credit losses related to our trade receivables. We pool our trade receivables based on similar risk characteristics, such as geographic location, business channel, and other account data. To estimate our allowance for doubtful accounts, we leverage information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when we deem the amount is uncollectible. Please see Note 17 for a disaggregation of our revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. We do not have material contract assets or liabilities arising from our contracts with customers.

Environmental Costs

Environmental costs relating to existing conditions caused by past operations that do not contribute to current or future revenues are expensed. Liabilities for anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or our commitment to a plan of action.

Advertising Production Costs

We expense the production costs of advertising the first time that the advertising takes place.

Research and Development

All expenditures for research and development (R&D) are charged against earnings in the period incurred. R&D includes expenditures for new product and manufacturing process innovation, and the annual expenditures are comprised primarily of internal salaries, wages, consulting, and supplies attributable to R&D activities. Other costs include depreciation and maintenance of research facilities, including assets at facilities that are engaged in pilot plant activities.

Foreign Currency Translation

For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the period-end exchange rates. Income statement accounts are translated using the average exchange rates prevailing during the period. Translation adjustments are reflected within accumulated other comprehensive loss (AOCI) in stockholders' equity. Gains and losses from foreign currency transactions are included in net earnings for the period, except for gains and losses on investments in subsidiaries for which settlement is not planned for the foreseeable future and foreign exchange gains and losses on instruments designated as net investment hedges. These gains and losses are recorded in AOCI.

Derivative Instruments

All derivatives are recognized on our Consolidated Balance Sheets at fair value based on quoted market prices or our estimate of their fair value, and are recorded in either current or noncurrent assets or liabilities based on their maturity. Changes in the fair values of derivatives are recorded in net earnings or other comprehensive income, based on whether the instrument is designated and effective as a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in AOCI are reclassified to earnings in the period the hedged item affects earnings. If the underlying hedged transaction ceases to exist, any associated amounts reported in AOCI are reclassified to earnings at that time.

Stock-based Compensation

We generally measure compensation expense for grants of restricted stock units and performance share units using the value of a share of our stock on the date of grant. We estimate the value of stock option grants using a Black-Scholes valuation model. Generally, stock-based compensation is recognized straight line over the vesting period. Our stock-based compensation expense is recorded in selling, general, and administrative (SG&A) expenses and cost of sales in our Consolidated Statements of Earnings and allocated to each reportable segment in our segment results.

Certain equity-based compensation plans contain provisions that accelerate vesting of awards upon retirement, termination, or death of eligible employees and directors. We consider a stock-based award to be vested when the employee's or director's retention of the award is no longer contingent on providing subsequent service. Accordingly, the related compensation cost is generally recognized immediately for awards granted to retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period.

We report the benefits of tax deductions in excess of recognized compensation cost as an operating cash flow.

Defined Benefit Pension, Other Postretirement Benefit, and Postemployment Benefit Plans

We sponsor several domestic and foreign defined benefit plans to provide pension, health care, and other welfare benefits to retired employees. Under certain circumstances, we also provide accruable benefits, primarily severance, to former or inactive employees in the United States, Canada, and Mexico. We recognize an obligation for any of these benefits that vest or accumulate with service.

Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

We recognize the underfunded or overfunded status of a defined benefit pension plan as an asset or liability and recognize changes in the funded status in the year in which the changes occur through AOCI.

Use of Estimates

Preparing our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates include our accounting for revenue recognition, valuation of long-lived assets, intangible assets, stock-based compensation, income taxes, and defined benefit pension, other postretirement benefit and postemployment benefit plans. Actual results could differ from our estimates.

New Accounting Standards

In the first quarter of fiscal 2021, we adopted new accounting requirements related to the measurement of credit losses on financial instruments, including trade receivables. The new standard and subsequent amendments replace the incurred loss impairment model with a forward-looking expected credit loss model, which will generally result in earlier recognition of credit losses. Our allowance for doubtful accounts represents our estimate of expected credit losses related to our trade receivables. We pool our trade receivables based on similar risk characteristics, such as geographic location, business channel, and other account data. To estimate our allowance for doubtful accounts, we leverage information on historical losses, asset-specific risk characteristics, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when we deem the amount is uncollectible. We adopted the requirements of the new standard and subsequent amendments using the modified retrospective transition approach, and recorded a decrease to retained earnings of $5.7 million after-tax.

NOTE 3. ACQUISITION AND DIVESTITURES

During the first quarter of fiscal 2023, we acquired TNT Crust, a manufacturer of high-quality frozen pizza crusts for regional and national pizza chains, foodservice distributors, and retail outlets, for a purchase price of $253.0 million. We financed the transaction with U.S. commercial paper. We consolidated the TNT Crust business into our Consolidated Balance Sheets and recorded goodwill of $156.8 million. The goodwill is included in the North America Foodservice segment and is not deductible for tax purposes. The pro forma effects of this acquisition were not material. We have conducted a preliminary assessment of the fair value of the acquired assets and liabilities of the TNT Crust business and will continue to review these items during the measurement period. If new information is obtained about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised to reflect the resulting adjustments to current estimates of these items. The consolidated results of the TNT Crust business are reported in our North America Foodservice segment on a one-month lag.

During the first quarter of fiscal 2023, we completed the sale of our Helper main meals and Suddenly Salad side dishes business to Eagle Family Foods Group for $606.8 million and recorded a pre-tax gain of $442.2 million.

In fiscal 2022, we sold our European dough businesses and recorded a net pre-tax gain on sale of $30.4 million.

During the third quarter of fiscal 2022, we sold our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl to Sodiaal International (Sodiaal) in exchange for Sodiaal's interest in our Canadian yogurt business, a modified agreement for the use of *Yoplait* and *Liberté* brands in the United States and Canada, and cash. We recorded a net pre-tax gain of $163.7 million on the sale of these businesses.

During the first quarter of fiscal 2022, we acquired Tyson Foods' pet treats business for $1.2 billion in cash. We financed the transaction with a combination of cash on hand and short-term debt. We consolidated Tyson Foods' pet treats business into our Consolidated Balance Sheets and recorded goodwill of $762.3 million, indefinite-lived intangible assets for the *Nudges*, *Top Chews*, and *True Chews* brands totaling $330.0 million in aggregate, and a finite-lived customer relationship asset of $40.0 million. The goodwill is included in the Pet reporting unit and is deductible for tax purposes. The pro forma effects of this acquisition were not material.

During the fourth quarter of fiscal 2021, we recorded a pre-tax loss of $53.5 million related to the sale of our Laticínios Carolina business in Brazil.

NOTE 4. RESTRUCTURING, IMPAIRMENT, AND OTHER EXIT COSTS

We view our restructuring activities as actions that help us meet our long-term growth targets and are evaluated against internal rate of return and net present value targets. Each restructuring action normally takes one to two years to complete. At completion (or as each major stage is completed in the case of multi-year programs), the project begins to deliver cash savings and/or reduced depreciation. These activities result in various restructuring costs, including asset write-offs, exit charges including severance, contract termination fees, and decommissioning and other costs. Accelerated depreciation associated with restructured assets, as used in the context of our disclosures regarding restructuring activity, refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period the plan is approved.

Restructuring charges recorded in fiscal 2023 were as follows:

Expense, in Millions		
Global supply chain actions	$	36.2
Network optimization actions		6.4
Charges associated with restructuring actions previously announced		18.4
Total restructuring charges	$	61.0

In fiscal 2023, we approved restructuring actions to enhance the efficiency of our global supply chain structure. We expect to incur approximately $52 million of restructuring charges and project-related costs related to these actions, of which approximately $35 million will be cash. These charges are expected to consist of approximately $26 million of severance and $26 million of other costs, primarily $8 million of asset impairment and $11 million of other asset write-offs. We recognized $25.8 million of severance and $10.4 million of other costs in fiscal 2023. We expect these actions to be completed by the end of fiscal 2025.

In fiscal 2023, we approved restructuring actions in our International segment to optimize our Häagen-Dazs shops network. We expect to incur approximately $10 million of restructuring charges and project-related costs related to these actions, of which approximately $9 million will be cash. These charges are expected to consist of approximately $6 million of severance and $4 million of other costs. We recognized $5.6 million of severance and $0.8 million of other costs in fiscal 2023. We expect these actions to be completed by the end of fiscal 2024.

Certain actions are subject to union negotiations and works counsel consultations, where required.

We paid net $36.6 million of cash related to restructuring actions in fiscal 2023. We paid net $93.9 million of cash in fiscal 2022.

Restructuring charges recorded in fiscal 2022 were as follows:

Expense, in Millions		
International manufacturing and logistics operations	$	15.0
Net recoveries associated with restructuring actions previously announced		(38.2)
Total net restructuring recoveries	$	(23.2)

Restructuring charges recorded in fiscal 2021 were as follows:

Expense, in Millions		
Global organizational structure and resource alignment	$	157.3
International route-to-market and supply chain optimization		13.0
Charges associated with restructuring actions previously announced		2.4
Total restructuring charges	$	172.7

Restructuring and impairment charges and project-related costs are classified in our Consolidated Statements of Earnings as follows:

In Millions		Fiscal Year		
		2023	2022	2021
Restructuring, impairment, and other exit costs (recoveries)	$	56.2 $	(26.5) $	170.4
Cost of sales		4.8	3.3	2.3
Total restructuring and impairment charges (recoveries)		61.0	(23.2)	172.7
Project-related costs classified in cost of sales	$	2.4 $	- $	-

The roll forward of our restructuring and other exit cost reserves, included in other current liabilities, is as follows:

In Millions		Severance	Other Exit Costs	Total
Reserve balance as of May 31, 2020	$	17.8 $	- $	17.8
Fiscal 2021 charges, including foreign currency translation		142.3	1.6	143.9
Utilized in fiscal 2021		(12.8)	(0.1)	(12.9)
Reserve balance as of May 30, 2021		147.3	1.5	148.8
Fiscal 2022 charges, including foreign currency translation		2.2	1.2	3.4
Reserve adjustment		(34.0)	-	(34.0)
Utilized in fiscal 2022		(80.1)	(1.3)	(81.4)
Reserve balance as of May 29, 2022		35.4	1.4	36.8
Fiscal 2023 charges, including foreign currency translation		41.6	0.1	41.7
Utilized in fiscal 2023		(29.4)	(1.4)	(30.8)
Reserve balance as of May 28, 2023	$	47.6 $	0.1 $	47.7

The charges recognized in the roll forward of our reserves for restructuring and other exit costs do not include items charged directly to expense (e.g., asset impairment charges, the gain or loss on the sale of restructured assets, and the write-off of spare parts) and other periodic exit costs recognized as incurred, as those items are not reflected in our restructuring and other exit cost reserves on our Consolidated Balance Sheets.

NOTE 5. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

We have a 50 percent interest in Cereal Partners Worldwide (CPW), which manufactures and markets ready-to-eat cereal products in approximately 130 countries outside the United States and Canada. CPW also markets cereal bars in European countries and manufactures private label cereals for customers in the United Kingdom. We have guaranteed a portion of CPW's debt and its pension obligation in the United Kingdom.

We also have a 50 percent interest in Häagen-Dazs Japan, Inc. (HDJ). This joint venture manufactures and markets *Häagen-Dazs* ice cream products and frozen novelties.

Results from our CPW and HDJ joint ventures are reported for the 12 months ended March 31.

Joint venture related balance sheet activity is as follows:

In Millions		May 28, 2023	May 29, 2022
Cumulative investments	$	401.5 $	416.4
Goodwill and other intangibles		444.1	444.9
Aggregate advances included in cumulative investments		275.6	254.4

Joint venture earnings and cash flow activity is as follows:

In Millions		Fiscal Year		
		2023	2022	2021
Sales to joint ventures	$	5.8 $	6.3 $	6.7
Net advances (repayments)		32.2	(15.4)	(15.5)
Dividends received		69.9	107.5	95.2

Summary combined financial information for the joint ventures on a 100 percent basis is as follows:

In Millions		Fiscal Year		
		2023	2022	2021
Net sales:				
CPW	$	1,618.9 $	1,706.5 $	1,766.8
HDJ		338.5	427.8	422.4
Total net sales		1,957.4	2,134.3	2,189.2
Gross margin		667.7	803.1	882.9
Earnings before income taxes		169.3	249.9	247.8
Earnings after income taxes		126.9	201.0	201.7

In Millions		May 28, 2023	May 29, 2022
Current assets	$	817.7 $	823.9
Noncurrent assets		772.7	839.8
Current liabilities		1,300.0	1,298.8
Noncurrent liabilities		100.3	106.5

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

The components of goodwill and other intangible assets are as follows:

In Millions		May 28, 2023	May 29, 2022
Goodwill	$	14,511.2 $	14,378.5
Other intangible assets:			
Intangible assets not subject to amortization:			
Brands and other indefinite-lived intangibles		6,712.4	6,725.8
Intangible assets subject to amortization:			
Customer relationships and other finite-lived intangibles		386.3	400.3
Less accumulated amortization		(131.1)	(126.2)
Intangible assets subject to amortization		255.2	274.1
Other intangible assets		6,967.6	6,999.9
Total	$	21,478.8 $	21,378.4

Based on the carrying value of finite-lived intangible assets as of May 28, 2023, amortization expense for each of the next five fiscal years is estimated to be approximately $20 million.

The changes in the carrying amount of goodwill for fiscal 2021, 2022, and 2023 are as follows:

In Millions	North America Retail	Pet	North America Foodservice	International	Joint Ventures	Total
Balance as of May 31, 2020	$ 6,673.7	$ 5,300.5	$ 648.8	$ 894.5	$ 405.7	$ 13,923.2
Divestiture	-	-	-	(1.2)	-	(1.2)
Other activity, primarily foreign currency translation	15.6	-	-	84.9	39.9	140.4
Balance as of May 30, 2021	6,689.3	5,300.5	648.8	978.2	445.6	14,062.4
Acquisition	-	762.3	-	-	-	762.3
Divestitures	-	-	-	(201.8)	-	(201.8)
Reclassified to assets held for sale	(130.0)	-	-	-	-	(130.0)
Other activity, primarily foreign currency translation	(6.4)	-	-	(54.8)	(53.2)	(114.4)
Balance as of May 29, 2022	6,552.9	6,062.8	648.8	721.6	392.4	14,378.5
Acquisition	-	-	156.8	-	-	156.8
Divestitures	(2.0)	-	-	(0.4)	-	(2.4)
Other activity, primarily foreign currency translation	(8.5)	-	-	(12.8)	(0.4)	(21.7)
Balance as of May 28, 2023	$ 6,542.4	$ 6,062.8	$ 805.6	$ 708.4	$ 392.0	$ 14,511.2

The changes in the carrying amount of other intangible assets for fiscal 2021, 2022, and 2023 are as follows:

In Millions	Total
Balance as of May 31, 2020	$ 7,095.8
Divestiture	(5.3)
Other activity, primarily amortization and foreign currency translation	60.1
Balance as of May 30, 2021	7,150.6
Acquisition	370.0
Divestitures	(621.8)
Intellectual property intangible asset	210.4
Other activity, primarily amortization and foreign currency translation	(109.3)
Balance as of May 29, 2022	6,999.9
Acquisition	3.8
Divestiture	(3.6)
Other activity, primarily amortization and foreign currency translation	(32.5)
Balance as of May 28, 2023	$ 6,967.6

Our annual goodwill and indefinite-lived intangible assets impairment test was performed on the first day of the second quarter of fiscal 2023, and we determined there was no impairment of our intangible assets as their related fair values were substantially in excess of the carrying values, except for the *Uncle Toby's* brand intangible asset. In addition, while having significant coverage as of our fiscal 2023 assessment date, the *Progresso* and *EPIC* brand intangible assets had risk of decreasing coverage. We will continue to monitor these businesses for potential impairment.

We did not identify any indicators of impairment for any goodwill or indefinite-lived intangible assets as of May 28, 2023.

NOTE 7. LEASES

Our lease portfolio primarily consists of operating lease arrangements for certain warehouse and distribution space, office space, retail shops, production facilities, rail cars, production and distribution equipment, automobiles, and office equipment. Our lease costs associated with finance leases and sale-leaseback transactions and our lease income associated with lessor and sublease arrangements are not material to our Consolidated Financial Statements.

Components of our lease cost are as follows:

In Millions	Fiscal Year		
	2023	2022	2021
Operating lease cost	$ 127.6	$ 129.7	$ 132.7
Variable lease cost	6.1	8.5	21.8
Short-term lease cost	30.0	29.1	23.4

Maturities of our operating and finance lease obligations by fiscal year are as follows:

In Millions	Operating Leases	Finance Leases
Fiscal 2024	$ 111.9	$ 1.0
Fiscal 2025	86.4	0.6
Fiscal 2026	64.3	0.6
Fiscal 2027	42.9	0.3
Fiscal 2028	28.6	-
After fiscal 2028	68.6	-
Total noncancelable future lease obligations	$ 402.7	$ 2.5
Less: Interest	(43.8)	(0.2)
Present value of lease obligations	$ 358.9	$ 2.3

The lease payments presented in the table above exclude $107.2 million of minimum lease payments for operating leases we have committed to but have not yet commenced as of May 28, 2023.

The weighted-average remaining lease term and weighted-average discount rate for our operating leases are as follows:

	May 28, 2023	May 29, 2022
Weighted-average remaining lease term	5.2 years	4.5 years
Weighted-average discount rate	4.4 %	3.8 %

Supplemental operating cash flow information and non-cash activity related to our operating leases are as follows:

In Millions	Fiscal Year	
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities	$ 129.9	$ 128.7
Right of use assets obtained in exchange for new lease liabilities	$ 124.4	$ 84.6

NOTE 8. FINANCIAL INSTRUMENTS, RISK MANAGEMENT ACTIVITIES, AND FAIR VALUES

FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, receivables, accounts payable, other current liabilities, and notes payable approximate fair value. Marketable securities are carried at fair value. As of May 28, 2023, and May 29, 2022, a comparison of cost and market values of our marketable debt and equity securities is as follows:

	Cost		Fair Value		Gross Unrealized Gains		Gross Unrealized Losses	
	Fiscal Year		Fiscal Year		Fiscal Year		Fiscal Year	
In Millions	2023	2022	2023	2022	2023	2022	2023	2022
Available for sale debt securities	$ 2.3	$ 2.3	$ 2.3	$ 2.3	$ -	$ -	$ -	$ -
Equity securities	117.5	250.1	122.7	255.3	5.2	5.2	10.0	15.1
Total	$ 119.8	$ 252.4	$ 125.0	$ 257.6	$ 5.2	$ 5.2	$ 10.0	$ 15.1

As of May 28, 2023, the fair value and carrying value of equity securities restricted for payment of active employee health and welfare benefits were $117.2 million.

There were no realized gains or losses from sales of marketable securities in fiscal 2023 and 2022. Gains and losses are determined by specific identification.

Classification of marketable securities as current or noncurrent is dependent upon our intended holding period and the security's maturity date. The aggregate unrealized gains and losses on available for sale debt securities, net of tax effects, are classified in AOCI within stockholders' equity.

Scheduled maturities of our marketable securities are as follows:

In Millions		Marketable Securities	
		Cost	Fair Value
Under 1 year (current)	$	2.3 $	2.3
Equity securities		117.5	122.7
Total	$	119.8 $	125.0

As of May 28, 2023, we had $2.2 million of marketable debt securities pledged as collateral for derivative contracts.

RISK MANAGEMENT ACTIVITIES

As a part of our ongoing operations, we are exposed to market risks such as changes in interest and foreign currency exchange rates and commodity and equity prices. To manage these risks, we may enter into various derivative transactions (e.g., futures, options, and swaps) pursuant to our established policies.

COMMODITY PRICE RISK

Many commodities we use in the production and distribution of our products are exposed to market price risks. We utilize derivatives to manage price risk for our principal ingredients and energy costs, including grains (oats, wheat, and corn), oils (principally soybean), dairy products, natural gas, and diesel fuel. Our primary objective when entering into these derivative contracts is to achieve certainty with regard to the future price of commodities purchased for use in our supply chain. We manage our exposures through a combination of purchase orders, long-term contracts with suppliers, exchange-traded futures and options, and over-the-counter options and swaps. We offset our exposures based on current and projected market conditions and generally seek to acquire the inputs at as close as possible to or below our planned cost.

We use derivatives to manage our exposure to changes in commodity prices. We do not perform the assessments required to achieve hedge accounting for commodity derivative positions. Accordingly, the changes in the values of these derivatives are recorded currently in cost of sales in our Consolidated Statements of Earnings.

Although we do not meet the criteria for cash flow hedge accounting, we believe that these instruments are effective in achieving our objective of providing certainty in the future price of commodities purchased for use in our supply chain. Accordingly, for purposes of measuring segment operating performance these gains and losses are reported in unallocated corporate items outside of segment operating results until such time that the exposure we are managing affects earnings. At that time we reclassify the gain or loss from unallocated corporate items to segment operating profit, allowing our operating segments to realize the economic effects of the derivative without experiencing any resulting mark-to-market volatility, which remains in unallocated corporate items.

Unallocated corporate items for fiscal 2023, 2022, and 2021 included:

In Millions		Fiscal Year				
		2023		2022		2021
Net (loss) gain on mark-to-market valuation of commodity positions	$	(154.4)	$	303.3	$	138.2
Net gain on commodity positions reclassified from unallocated corporate items to segment operating profit		(89.5)		(188.0)		(8.8)
Net mark-to-market revaluation of certain grain inventories		(48.0)		17.8		9.4
Net mark-to-market valuation of certain commodity positions recognized in unallocated corporate items	$	(291.9)	$	133.1	$	138.8

As of May 28, 2023, the net notional value of commodity derivatives was $406.8 million, of which $257.9 million related to agricultural inputs and $148.9 million related to energy inputs. These contracts relate to inputs that generally will be utilized within the next 12 months.

INTEREST RATE RISK

We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt. Primary exposures include U.S. Treasury rates, SOFR, Euribor, and commercial paper rates in the United States and Europe. We use interest rate swaps, forward-starting interest rate swaps, and treasury locks to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed-rate versus floating-rate debt, based on current and projected market conditions. Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest amounts based on an agreed upon notional principal amount.

Floating Interest Rate Exposures — Floating-to-fixed interest rate swaps are accounted for as cash flow hedges, as are all hedges of forecasted issuances of debt. Effectiveness is assessed based on either the perfectly effective hypothetical derivative method or changes in the present value of interest payments on the underlying debt. Effective gains and losses deferred to AOCI are reclassified into earnings over the life of the associated debt.

Fixed Interest Rate Exposures — Fixed-to-floating interest rate swaps are accounted for as fair value hedges with effectiveness assessed based on changes in the fair value of the underlying debt and derivatives, using incremental borrowing rates currently available on loans with similar terms and maturities.

During the fourth quarter of fiscal 2023, in advance of planned debt financing, we entered into €750.0 million of forward-starting swaps. The forward-starting swap agreements were terminated during the fourth quarter of fiscal 2023, in conjunction with the Company's issuance of a €750.0 million 6-year fixed-rate note. Upon termination, a loss of $5.0 million was recognized in AOCI and will be amortized through interest expense over the respective term of the debt.

During the fourth quarter of fiscal 2023, in advance of planned debt financing, we entered into $500.0 million of treasury locks. The treasury locks were terminated during the fourth quarter of fiscal 2023, in conjunction with the Company's issuance of a $1,000.0 million 10-year fixed-rate note. Upon termination, a loss of $1.4 million was recognized in AOCI and will be amortized through interest expense over the respective term of the debt.

During the second quarter of fiscal 2023, we entered into a $500.0 million notional amount interest swap to convert our $500.0 million fixed rate notes due November 18, 2025, to a floating rate.

As of May 28, 2023, the pre-tax amount of cash-settled interest rate hedge gain or loss remaining in AOCI, which will be reclassified to earnings over the remaining term of the related underlying debt, follows:

In Millions	Gain/(Loss)
3.65% notes due February 15, 2024	$ 1.3
4.0% notes due April 17, 2025	(1.1)
3.2% notes due February 10, 2027	6.3
1.5% notes due April 27, 2027	(1.3)
4.2% notes due April 17, 2028	(5.0)
3.907% notes due April 13, 2029	(4.9)
2.25% notes due October 14, 2031	16.5
4.95% notes due March 29, 2033	(1.4)
4.55% notes due April 17, 2038	(8.1)
5.4% notes due June 15, 2040	(9.5)
4.15% notes due February 15, 2043	7.8
4.7% notes due April 17, 2048	(11.8)
Net pre-tax hedge loss in AOCI	$ (11.2)

The following table summarizes the notional amounts and weighted-average interest rates of our interest rate derivatives. Average floating rates are based on rates as of the end of the reporting period.

In Millions	May 28, 2023	May 29, 2022
Pay-floating swaps - notional amount	$ 1,143.4	$ 644.1
Average receive rate	2.6 %	0.4 %
Average pay rate	2.5 %	0.1 %

The floating-rate swap contracts outstanding as of May 28, 2023, mature in fiscal 2026.

FOREIGN EXCHANGE RISK

Foreign currency fluctuations affect our net investments in foreign subsidiaries and foreign currency cash flows related to third party purchases, intercompany loans, product shipments, and foreign-denominated debt. We are also exposed to the translation of foreign currency earnings to the U.S. dollar. Our principal exposures are to the Australian dollar, Brazilian real, British pound sterling, Canadian dollar, Chinese renminbi, euro, Japanese yen, Mexican peso, and Swiss franc. We primarily use foreign currency forward contracts to selectively hedge our foreign currency cash flow exposures. We also generally swap our foreign-denominated commercial paper borrowings and nonfunctional currency intercompany loans back to U.S. dollars or the functional currency of the entity with foreign exchange exposure. The gains or losses on these derivatives offset the foreign currency revaluation gains or losses recorded in earnings on the associated borrowings. We generally do not hedge more than 18 months in advance.

As of May 28, 2023, the net notional value of foreign exchange derivatives was $933.0 million.

We also have net investments in foreign subsidiaries that are denominated in euros. We hedged a portion of these net investments by issuing euro-denominated commercial paper and foreign exchange forward contracts. As of May 28, 2023, we hedged a portion of these net investments with €2,949.9 million of euro denominated bonds. As of May 28, 2023, we had deferred net foreign currency transaction gains of $71.9 million in AOCI associated with net investment hedging activity.

EQUITY INSTRUMENTS

Equity price movements affect our compensation expense as certain investments made by our employees in our deferred compensation plan are revalued. We use equity swaps to manage this risk. As of May 28, 2023, the net notional amount of our equity swaps was $177.5 million. In fiscal 2024, $165.4 million of swap contracts will mature, and $12.1 million of swap contracts mature in fiscal 2025.

FAIR VALUE MEASUREMENTS AND FINANCIAL STATEMENT PRESENTATION

The fair values of our assets, liabilities, and derivative positions recorded at fair value and their respective levels in the fair value hierarchy as of May 28, 2023, and May 29, 2022, were as follows:

In Millions	May 28, 2023 Fair Values of Assets					May 28, 2023 Fair Values of Liabilities			
	Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Derivatives designated as hedging instruments:									
Interest rate contracts (a) (b)	$ -	$ -	$ -	$ -	$	-	$ (62.2)	$ -	$ (62.2)
Foreign exchange contracts (a) (c)	-	10.3	-	10.3		-	(2.5)	-	(2.5)
Total	-	10.3	-	10.3		-	(64.7)	-	(64.7)
Derivatives not designated as hedging instruments:									
Foreign exchange contracts (a) (c)	-	0.2	-	0.2		-	(5.6)	-	(5.6)
Commodity contracts (a) (d)	-	0.5	-	0.5		-	(29.3)	-	(29.3)
Grain contracts (a) (d)	-	2.3	-	2.3		-	(11.8)	-	(11.8)
Total	-	3.0	-	3.0		-	(46.7)	-	(46.7)
Other assets and liabilities reported at fair value:									
Marketable investments (a) (e) (f)	122.7	2.3	34.8	159.8		-	-	-	-
Long-lived assets (g)	-	1.0	-	1.0		-	-	-	-
Total	122.7	3.3	34.8	160.8		-	-	-	-
Total assets, liabilities, and derivative positions recorded at fair value	$ 122.7	$ 16.6	$ 34.8	$ 174.1	$	-	$ (111.4)	$ -	$ (111.4)

(a) These contracts and investments are recorded as prepaid expenses and other current assets, other assets, other current liabilities or other liabilities, as appropriate, based on whether in a gain or loss position. Certain marketable investments are recorded as cash and cash equivalents.

(b) Based on EURIBOR and swap rates. As of May 28, 2023, the carrying amount of hedged debt designated as the hedged item in a fair value hedge was $589.7 million and was classified on the Consolidated Balance Sheet within long-term debt. As of May 28, 2023, the cumulative amount of fair value hedging basis adjustments was $53.7 million.

(c) Based on observable market transactions of spot currency rates and forward currency prices.

(d) Based on prices of futures exchanges and recently reported transactions in the marketplace.

(e) Based on prices of common stock, mutual fund net asset values, and bond matrix pricing.

(f) The level 3 marketable investment represents an equity security without a readily determinable fair value. During fiscal 2023, we recorded an impairment charge of $32.4 million resulting from the determination of fair value utilizing level 3 inputs including revised projections of future operating results and observable transaction data for similar instruments.

(g) We recorded $8.6 million in non-cash impairment charges in fiscal 2023 to write down certain long-lived assets to their fair value. Fair value was based on recently reported transactions for similar assets in the marketplace. These assets had a carrying value of $9.6 million and were associated with the restructuring actions described in Note 4.

In Millions	May 29, 2022 Fair Values of Assets				May 29, 2022 Fair Values of Liabilities			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives designated as hedging instruments:								
Interest rate contracts (a) (b)	$ -	$ -	$ -	$ -	$ -	$ (29.8)	$ -	$ (29.8)
Foreign exchange contracts (a) (c)	-	26.9	-	26.9	-	(4.7)	-	(4.7)
Total	-	26.9	-	26.9	-	(34.5)	-	(34.5)
Derivatives not designated as hedging instruments:								
Foreign exchange contracts (a) (c)	-	8.4	-	8.4	-	(15.1)	-	(15.1)
Commodity contracts (a) (d)	10.7	96.9	-	107.6	-	(0.2)	-	(0.2)
Grain contracts (a) (d)	-	28.7	-	28.7	-	(3.0)	-	(3.0)
Total	10.7	134.0	-	144.7	-	(18.3)	-	(18.3)
Other assets and liabilities reported at fair value:								
Marketable investments (a) (e) (f)	255.3	2.3	67.2	324.8	-	-	-	-
Total	255.3	2.3	67.2	324.8	-	-	-	-
Total assets, liabilities, and derivative positions recorded at fair value	$ 266.0	$ 163.2	$ 67.2	$ 496.4	$ -	$ (52.8)	$ -	$ (52.8)

(a) These contracts and investments are recorded as prepaid expenses and other current assets, other assets, other current liabilities or other liabilities, as appropriate, based on whether in a gain or loss position. Certain marketable investments are recorded as cash and cash equivalents.

(b) Based on EURIBOR and swap rates. As of May 29, 2022, the carrying amount of hedged debt designated as the hedged item in a fair value hedge was $615.7 million and was classified on the Consolidated Balance Sheet within long-term debt. As of May 29, 2022, the cumulative amount of fair value hedging basis adjustments was $28.4 million.

(c) Based on observable market transactions of spot currency rates and forward currency prices.

(d) Based on prices of futures exchanges and recently reported transactions in the marketplace.

(e) Based on prices of common stock, mutual fund net asset values, and bond matrix pricing.

(f) The level 3 marketable investment represents an equity security without a readily determinable fair value. During fiscal 2022, we recorded an impairment charge of $34.0 million resulting from the determination of fair value utilizing level 3 inputs including revised projections of future operating results and observable transaction data for similar instruments.

We did not significantly change our valuation techniques from prior periods.

The fair value of our long-term debt is estimated using Level 2 inputs based on quoted prices for those instruments. Where quoted prices are not available, fair value is estimated using discounted cash flows and market-based expectations for interest rates, credit risk and the contractual terms of the debt instruments. As of May 28, 2023, the fair value and carrying amount of our long-term debt, including the current portion, were $10,929.6 million and $11,674.2 million, respectively. As of May 29, 2022, the carrying amount and fair value of our long-term debt, including the current portion, were $10,508.8 million and $10,809.0 million, respectively.

Information related to our cash flow hedges, fair value hedges, and other derivatives not designated as hedging instruments for the fiscal years ended May 28, 2023, and May 29, 2022, follows:

In Millions	Interest Rate Contracts Fiscal Year 2023	2022	Foreign Exchange Contracts Fiscal Year 2023	2022	Equity Contracts Fiscal Year 2023	2022	Commodity Contracts Fiscal Year 2023	2022	Total Fiscal Year 2023	2022
Derivatives in Cash Flow Hedging Relationships:										
Amount of (loss) gain recognized in other comprehensive income (OCI)	$ **(6.4)**	$ (5.4)	$ **9.4**	$ 13.2	$ **-**	$ -	$ **-**	$ -	**3.0**	$ 7.8
Amount of net gain (loss) reclassified from AOCI into earnings (a)	**2.2**	(4.7)	**22.0**	(19.5)	**-**	-	**-**	-	**24.2**	(24.2)
Derivatives in Fair Value Hedging Relationships:										
Amount of net loss recognized in earnings (b)	**(4.9)**	(2.1)	**-**	-	**-**	-	**-**	-	**(4.9)**	(2.1)
Derivatives Not Designated as Hedging Instruments:										
Amount of net (loss) gain recognized in earnings (c)	**-**	-	**(46.2)**	(32.8)	**(3.4)**	(8.0)	**(152.6)**	257.2	**(202.2)**	216.4

(a) (Loss) gain reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A expenses for foreign exchange contracts. For the fiscal year ended May 28, 2023, the amount of gain reclassified from AOCI into cost of sales was $21.1 million and the amount of gain reclassified from AOCI into SG&A was $0.9 million. For the fiscal year ended May 29, 2022, the amount of loss reclassified from AOCI into cost of sales was $11.1 million and the amount of loss reclassified from AOCI into SG&A was $8.4 million.

(b) Loss recognized in earnings is reported in interest, net for interest rate contracts, in cost of sales for commodity contracts, and in SG&A expenses for equity contracts and foreign exchange contracts.

(c) (Loss) gain recognized in earnings is related to the ineffective portion of the hedging relationship, reported in SG&A expenses for foreign exchange contracts and interest, net for interest rate contracts. No amounts were reported as a result of being excluded from the assessment of hedge effectiveness.

The following tables reconcile the net fair values of assets and liabilities subject to offsetting arrangements that are recorded in our Consolidated Balance Sheets to the net fair values that could be reported in our Consolidated Balance Sheets:

May 28, 2023

In Millions	Assets: Gross Amounts of Recognized Assets	Gross Liabilities Offset in the Balance Sheet (a)	Net Amounts of Assets (b)	Gross Amounts Not Offset in the Balance Sheet (e): Financial Instruments	Cash Collateral Received	Net Amount (c)	Liabilities: Gross Amounts of Recognized Liabilities	Gross Assets Offset in the Balance Sheet (a)	Net Amounts of Liabilities (b)	Gross Amounts Not Offset in the Balance Sheet (e): Financial Instruments	Cash Collateral Pledged	Net Amount (d)
Commodity contracts	$ 0.5	$ -	$ 0.5	$ (0.5)	$ -	$ -	$ (29.3)	$ -	$ (29.3)	$ 0.5	$ 16.2	(12.6)
Interest rate contracts	-	-	-	-	-	-	(69.2)	-	(69.2)	-	44.3	(24.9)
Foreign exchange contracts	10.4	-	10.4	(4.2)	-	6.2	(8.2)	-	(8.2)	4.2	-	(4.0)
Equity contracts	2.8	-	2.8	(1.0)	-	1.8	(1.5)	-	(1.5)	1.0	-	(0.5)
Total	$ 13.7	$ -	$ 13.7	$ (5.7)	$ -	8.0	$ (108.2)	$ -	$ (108.2)	$ 5.7	$ 60.5	(42.0)

(a) Includes related collateral offset in our Consolidated Balance Sheets.
(b) Net fair value as recorded in our Consolidated Balance Sheets.
(c) Fair value of assets that could be reported net in our Consolidated Balance Sheets.
(d) Fair value of liabilities that could be reported net in our Consolidated Balance Sheets.
(e) Fair value of assets and liabilities reported on a gross basis in our Consolidated Balance Sheets.

	May 29, 2022											
	Assets						Liabilities					
				Gross Amounts Not Offset in the Balance Sheet (e)						Gross Amounts Not Offset in the Balance Sheet (e)		
In Millions	Gross Amounts of Recognized Assets	Gross Liabilities Offset in the Balance Sheet (a)	Net Amounts of Assets (b)	Financial Instruments	Cash Collateral Received	Net Amount (c)	Gross Amounts of Recognized Liabilities	Gross Assets Offset in the Balance Sheet (a)	Net Amounts of Liabilities (b)	Financial Instruments	Cash Collateral Pledged	Net Amount (d)
Commodity contracts	$ 107.5	$ -	$ 107.5	$ (0.2)	$ (62.8)	$ 44.5	$ (0.2)	$ -	$ (0.2)	$ 0.2	$ -	$ -
Interest rate contracts	-	-	-	-	-	-	(30.7)	-	(30.7)	-	10.6	(20.1)
Foreign exchange contracts	35.3	-	35.3	(6.4)	-	28.9	(19.7)	-	(19.7)	6.4	-	(13.3)
Equity contracts	0.4	-	0.4	(0.3)	-	0.1	(4.0)	-	(4.0)	0.3	-	(3.7)
Total	$ 143.2	$ -	$ 143.2	$ (6.9)	$ (62.8)	$ 73.5	$ (54.6)	$ -	$ (54.6)	$ 6.9	$ 10.6	$ (37.1)

(a) Includes related collateral offset in our Consolidated Balance Sheets.
(b) Net fair value as recorded in our Consolidated Balance Sheets.
(c) Fair value of assets that could be reported net in our Consolidated Balance Sheets.
(d) Fair value of liabilities that could be reported net in our Consolidated Balance Sheets.
(e) Fair value of assets and liabilities reported on a gross basis in our Consolidated Balance Sheets.

AMOUNTS RECORDED IN ACCUMULATED OTHER COMPREHENSIVE LOSS

As of May 28, 2023, the after-tax amounts of unrealized gains in AOCI related to hedge derivatives follows:

In Millions	After-Tax Gain/(Loss)
Unrealized losses from interest rate cash flow hedges	$ (7.8)
Unrealized gains from foreign currency cash flow hedges	13.7
After-tax gains in AOCI related to hedge derivatives	$ 5.9

The net amount of pre-tax gains and losses in AOCI as of May 28, 2023, that we expect to be reclassified into net earnings within the next 12 months is a $19.8 million net gain.

CREDIT-RISK-RELATED CONTINGENT FEATURES

Certain of our derivative instruments contain provisions that require us to maintain an investment grade credit rating on our debt from each of the major credit rating agencies. If our debt were to fall below investment grade, the counterparties to the derivative instruments could request full collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on May 28, 2023, was $100.1 million. We have posted $60.5 million of collateral under these contracts.

CONCENTRATIONS OF CREDIT AND COUNTERPARTY CREDIT RISK

During fiscal 2023, customer concentration was as follows:

Percent of total	Consolidated	North America Retail	North America Foodservice	International	Pet
Walmart (a):					
Net sales	21 %	28 %	8 %	2 %	16 %
Accounts receivable		22 %	8 %	3 %	15 %
Five largest customers:					
Net sales		51 %	48 %	12 %	67 %

(a) Includes Walmart Inc. and its affiliates.

No customer other than Walmart accounted for 10 percent or more of our consolidated net sales.

We enter into interest rate, foreign exchange, and certain commodity and equity derivatives, primarily with a diversified group of highly rated counterparties. We continually monitor our positions and the credit ratings of the counterparties involved and, by policy, limit the amount of credit exposure to any one party. These transactions may expose us to potential losses due to the risk of nonperformance by these counterparties; however, we have not incurred a material loss. We also enter into commodity futures transactions through various regulated exchanges.

The amount of loss due to the credit risk of the counterparties, should the counterparties fail to perform according to the terms of the contracts, is $4.5 million. We have no collateral held against these contracts. Under the terms of our swap agreements, some of our transactions require collateral or other security to support financial instruments subject to threshold levels of exposure and counterparty credit risk. Collateral assets are either cash or U.S. Treasury instruments and are held in a trust account that we may access if the counterparty defaults.

We offer certain suppliers access to third-party services that allow them to view our scheduled payments online. The third-party services also allow suppliers to finance advances on our scheduled payments at the sole discretion of the supplier and the third party. We have no economic interest in these financing arrangements and no direct relationship with the suppliers, the third parties, or any financial institutions concerning this service. All of our accounts payable remain as obligations to our suppliers as stated in our supplier agreements. As of May 28, 2023, $1,430.1 million of our accounts payable was payable to suppliers who utilize these third-party services. As of May 29, 2022, $1,429.6 million of our accounts payable was payable to suppliers who utilize these third-party services.

NOTE 9. DEBT

NOTES PAYABLE

The components of notes payable and their respective weighted-average interest rates at the end of the periods were as follows:

| | May 28, 2023 | | May 29, 2022 | |
In Millions	Notes Payable	Weighted-Average Interest Rate	Notes Payable	Weighted-Average Interest Rate
U.S. commercial paper	$ -	- %	$ 694.8	1.1 %
Financial institutions	31.7	10.5 %	116.6	4.4 %
Total	$ 31.7	10.5 %	$ 811.4	5.5 %

To ensure availability of funds, we maintain bank credit lines and have commercial paper programs available to us in the United States and Europe.

The following table details the fee-paid committed and uncommitted credit lines we had available as of May 28, 2023:

In Billions	Facility Amount	Borrowed Amount
Committed credit facility expiring April 2026	$ 2.7	$ -
Uncommitted credit facilities	0.6	-
Total committed and uncommitted credit facilities	$ 3.3	$ -

The credit facilities contain covenants, including a requirement to maintain a fixed charge coverage ratio of at least 2.5 times. We were in compliance with all credit facility covenants as of May 28, 2023.

LONG-TERM DEBT

In the fourth quarter of fiscal 2023, we issued €250.0 million of floating-rate notes due November 10, 2023. We used the net proceeds to repay €250.0 million of floating-rate notes due May 16, 2023.

In the fourth quarter of fiscal 2023, we issued €750.0 million of 3.907 percent fixed-rate notes due April 13, 2029. We used the net proceeds to repay €500.0 million of 1.0 percent fixed-rate notes due April 27, 2023 and €250.0 million of floating-rate notes due May 16, 2023.

In the fourth quarter of fiscal 2023, we issued $1,000.0 million of 4.95 percent fixed-rate notes due March 29, 2033. We used the net proceeds to repay our outstanding commercial paper and for general corporate purposes.

In the second quarter of fiscal 2023, we issued $500.0 million of 5.241 percent fixed-rate notes due November 18, 2025. We used the net proceeds to repay a portion of our outstanding commercial paper and for general corporate purposes.

In the second quarter of fiscal 2023, we issued €250.0 million of floating-rate notes due May 16, 2023. We used the net proceeds to repay €250.0 million of 0.0 percent fixed-rate notes due November 11, 2022.

In the second quarter of fiscal 2023, we repaid $500.0 million of 2.6 percent fixed-rate notes due October 12, 2022, using proceeds from the issuance of commercial paper.

In the fourth quarter of fiscal 2022, we repaid $850.0 million of 3.7 percent fixed-rate notes due October 17, 2023 using proceeds from the issuance of commercial paper.

In the fourth quarter of fiscal 2022, we issued €250.0 million 0.0 percent fixed-rate notes due November 11, 2022. We used the net proceeds for general corporate purposes.

In the second quarter of fiscal 2022, we issued €500.0 million of 0.125 percent fixed-rate notes due November 15, 2025. We used the net proceeds to repay a portion of our €500.0 million of 0.0 percent fixed-rate notes due November 16, 2021, and for general corporate purposes.

In the second quarter of fiscal 2022, we issued €250.0 million of floating-rate notes due May 16, 2023. We used the net proceeds to repay a portion of our €500.0 million of 0.0 percent fixed-rate notes due November 16, 2021.

In the second quarter of fiscal 2022, we issued $500.0 million of 2.25 percent fixed-rate notes due October 14, 2031. We used the net proceeds, together with proceeds from the issuance of commercial paper, to repay $1,000.0 million of 3.15 percent fixed-rate notes due December 15, 2021.

In the first quarter of fiscal 2022, we issued €500.0 million of floating-rate notes due July 27, 2023. We used the net proceeds to repay €500.0 million of 0.0 percent fixed-rate notes due August 21, 2021.

In the first quarter of fiscal 2022, we repaid €200.0 million of 2.2 percent fixed-rate notes due June 24, 2021, using proceeds from the issuance of €50.0 million of 2.2 percent fixed-rate notes due November 29, 2021, and borrowings under a committed credit facility.

A summary of our long-term debt is as follows:

In Millions	May 28, 2023	May 29, 2022
4.2% notes due April 17, 2028	$ 1,400.0 $	1,400.0
4.95% notes due March 29, 2033	1,000.0	-
Euro-denominated 3.907% notes due April 13, 2029	804.2	-
4.0% notes due April 17, 2025	800.0	800.0
3.2% notes due February 10, 2027	750.0	750.0
2.875% notes due April 15, 2030	750.0	750.0
Euro-denominated 0.45% notes due January 15, 2026	643.4	644.1
3.0% notes due February 1, 2051	605.2	605.2
Euro-denominated 0.125% notes due November 15, 2025	536.2	536.7
Euro-denominated floating rate notes due July 27, 2023	536.2	537.9
3.65% notes due February 15, 2024	500.0	500.0
2.25% notes due October 14, 2031	500.0	500.0
5.241% notes due November 18, 2025	500.0	-
4.7% notes due April 17, 2048	446.2	446.2
4.15% notes due February 15, 2043	434.9	434.9
Euro-denominated 1.5% notes due April 27, 2027	428.9	429.4
Floating rate notes due October 17, 2023	400.0	400.0
5.4% notes due June 15, 2040	382.5	382.5
4.55% notes due April 17, 2038	282.4	282.4
Euro-denominated floating rate notes due November 10, 2023	268.1	-
Medium-term notes, 0.56% to 6.41%, due fiscal 2024 or later	4.0	103.9
Euro-denominated 1.0% notes due April 27, 2023	-	536.8
2.6% notes due October 12, 2022	-	500.0
Euro-denominated 0.0% notes due November 11, 2022	-	268.3
Euro-denominated 0.0% notes due May 16, 2023	-	268.3
Other	(298.0)	(267.6)
	11,674.2	10,809.0
Less amount due within one year	(1,709.1)	(1,674.2)
Total long-term debt	$ 9,965.1 $	9,134.8

Principal payments due on long-term debt and finance leases in the next five fiscal years based on stated contractual maturities, our intent to redeem, or put rights of certain note holders are as follows:

In Millions	
Fiscal 2024	$ 1,709.1
Fiscal 2025	800.5
Fiscal 2026	1,680.1
Fiscal 2027	1,179.3
Fiscal 2028	1,400.0

Certain of our long-term debt agreements contain restrictive covenants. As of May 28, 2023, we were in compliance with all of these covenants.

As of May 28, 2023, the $11.2 million pre-tax loss recorded in AOCI associated with our previously designated interest rate swaps will be reclassified to net interest over the remaining lives of the hedged transactions. The amount expected to be reclassified from AOCI to net interest in fiscal 2024 is a $0.7 million pre-tax gain.

NOTE 10. REDEEMABLE AND NONCONTROLLING INTERESTS

Our principal noncontrolling interest relates to our General Mills Cereals, LLC (GMC) subsidiary.

The holder of the GMC Class A Interests receives quarterly preferred distributions from available net income based on the application of a floating preferred return rate to the holder's capital account balance established in the most recent mark-to-market valuation (currently $251.5 million). The floating preferred return rate on GMC's Class A interests is the sum of the three-month Term SOFR plus 186 basis points. The preferred return rate is adjusted every three years through a negotiated agreement with the Class A Interest holder or through a remarketing auction.

During the third quarter of fiscal 2022, we completed the sale of our interests in Yoplait SAS, Yoplait Marques SNC and Liberté Marques Sàrl to Sodiaal in exchange for Sodiaal's interest in our Canadian yogurt business, a modified agreement for the use of *Yoplait* and *Liberté* brands in the United States and Canada, and cash. Please see Note 3 to the Consolidated Financial Statements.

Up to the date of the divestiture, Sodiaal held the remaining interests in each of the entities. On the acquisition date, we recorded the fair value of Sodiaal's 49 percent euro-denominated interest in Yoplait SAS as a redeemable interest on our Consolidated Balance Sheets. Sodiaal had the right to put all or a portion of its redeemable interest to us at fair value until the divestiture closed in the third quarter of fiscal 2022. In connection with the divestiture, cumulative adjustments made to the redeemable interest related to the fair value put feature were reversed against additional paid-in capital, where changes in the redemption amount were historically recorded, and the resulting carrying value of the noncontrolling interests were included in the calculation of the gain on divestiture.

We paid dividends of $105.1 million in fiscal 2022 and $40.3 million in fiscal 2021 to Sodiaal under the terms of the Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl shareholder agreements.

A subsidiary of Yoplait SAS had an exclusive milk supply agreement for its European operations with Sodiaal through November 28, 2021. Net purchases totaled $99.5 million for the six-month period ended November 28, 2021.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of our non-wholly owned consolidated subsidiaries are included in our Consolidated Financial Statements. The third-party investor's share of the net earnings of these subsidiaries is reflected in net earnings attributable to redeemable and noncontrolling interests in our Consolidated Statements of Earnings.

Our noncontrolling interests contain restrictive covenants. As of May 28, 2023, we were in compliance with all of these covenants.

NOTE 11. STOCKHOLDERS' EQUITY

Cumulative preference stock of 5.0 million shares, without par value, is authorized but unissued.

On June 27, 2022, our Board of Directors authorized the repurchase of up to 100 million shares of our common stock. Purchases under the authorization can be made in the open market or in privately negotiated transactions, including the use of call options and other derivative instruments, Rule 10b5-1 trading plans, and accelerated repurchase programs. The authorization has no specified termination date.

Share repurchases were as follows:

In Millions	Fiscal Year		
	2023	2022	2021
Shares of common stock	18.0	13.5	5.0
Aggregate purchase price	$ 1,403.6	$ 876.8	$ 301.4

The following tables provide details of total comprehensive income:

| In Millions | | Fiscal 2023 | | | |
| | | General Mills | | | Noncontrolling Interests |
	Pretax	Tax	Net		Net
Net earnings, including earnings attributable to noncontrolling interests			$ 2,593.9	$	15.7
Other comprehensive (loss) income:					
Foreign currency translation	$ (110.2)	(0.3)	(110.5)		(0.3)
Net actuarial loss	(295.5)	67.5	(228.0)		-
Other fair value changes:					
Hedge derivatives	3.8	(2.5)	1.3		-
Reclassification to earnings:					
Foreign currency translation (a)	(7.4)	-	(7.4)		-
Hedge derivatives (b)	(24.7)	6.0	(18.7)		-
Amortization of losses and prior service costs (c)	72.9	(16.0)	56.9		-
Other comprehensive loss	(361.1)	54.7	(306.4)		(0.3)
Total comprehensive income			$ 2,287.5	$	15.4

(a) Gain reclassified from AOCI into earnings is reported in the divestitures gain.
(b) Gain reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A expenses for foreign exchange contracts.
(c) Loss reclassified from AOCI into earnings is reported in benefit plan non-service income.

| In Millions | | Fiscal 2022 | | | | |
| | | General Mills | | | Noncontrolling Interests | Redeemable Interest |
	Pretax	Tax	Net		Net	Net
Net earnings, including earnings attributable to redeemable and noncontrolling interests			$ 2,707.3	$	10.2	$ 17.5
Other comprehensive income (loss):						
Foreign currency translation	$ (188.5)	85.8	(102.7)		(26.2)	(47.0)
Net actuarial gain	132.4	(30.8)	101.6		-	-
Other fair value changes:						
Hedge derivatives	30.1	(23.6)	6.5		-	0.5
Reclassification to earnings:						
Foreign currency translation (a)	342.2	-	342.2		-	-
Hedge derivatives (b)	23.7	11.6	35.3		-	(0.2)
Amortization of losses and prior service costs (c)	97.4	(21.6)	75.8		-	-
Other comprehensive income (loss)	437.3	21.4	458.7		(26.2)	(46.7)
Total comprehensive income (loss)			$ 3,166.0	$	(16.0)	$ (29.2)

(a) Loss reclassified from AOCI into earnings is reported in divestitures gain related to the divestiture of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberte Marques Sarl to Sodiaal in the third quarter of fiscal 2022.
(b) Loss (gain) reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A expenses for foreign exchange contracts.
(c) Loss reclassified from AOCI into earnings is reported in benefit plan non-service income.

| In Millions | Fiscal 2021 | | | | |
| | General Mills | | | Noncontrolling Interests | Redeemable Interest |
	Pretax	Tax	Net	Net	Net
Net earnings, including earnings attributable to redeemable and noncontrolling interests			$ 2,339.8	$ 6.5	$ (0.3)
Other comprehensive income (loss):					
Foreign currency translation	$ (6.1)	$ 64.9	58.8	31.5	84.8
Net actuarial gain	464.9	(111.5)	353.4	-	-
Other fair value changes:					
Hedge derivatives	(25.8)	6.5	(19.3)	-	(1.4)
Reclassification to earnings:					
Hedge derivatives (a)	19.1	(5.7)	13.4	-	0.1
Amortization of losses and prior service costs (b)	102.5	(23.6)	78.9	-	-
Other comprehensive income	554.6	(69.4)	485.2	31.5	83.5
Total comprehensive income			$ 2,825.0	$ 38.0	83.2

(a)   Loss reclassified from AOCI into earnings is reported in interest, net for interest rate swaps and in cost of sales and SG&A expenses for foreign exchange contracts.
(b)   Loss reclassified from AOCI into earnings is reported in benefit plan non-service income.

In fiscal 2023, 2022, and 2021, except for certain reclassifications to earnings, changes in other comprehensive income (loss) were primarily non-cash items.

Accumulated other comprehensive loss balances, net of tax effects, were as follows:

In Millions	May 28, 2023	May 29, 2022
Foreign currency translation adjustments	$ (708.6)	$ (590.7)
Unrealized loss from hedge derivatives	5.9	23.3
Pension, other postretirement, and postemployment benefits:		
Net actuarial loss	(1,670.6)	(1,513.4)
Prior service credits	96.4	110.3
Accumulated other comprehensive loss	$ (2,276.9)	$ (1,970.5)

NOTE 12. STOCK PLANS

We use broad-based stock plans to help ensure that management's interests are aligned with those of our shareholders. As of May 28, 2023, a total of 35.1 million shares were available for grant in the form of stock options, restricted stock, restricted stock units, and shares of unrestricted stock under the 2022 Stock Compensation Plan (2022 Plan). The 2022 Plan also provides for the issuance of cash-settled share-based units, stock appreciation rights, and performance-based stock awards. Stock-based awards now outstanding include some granted under the 2017 Stock Compensation Plan, under which no further awards may be granted. The stock plans provide for potential accelerated vesting of awards upon retirement, termination, or death of eligible employees and directors.

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option-pricing model were as follows:

	Fiscal Year					
	2023		2022		2021	
Estimated fair values of stock options granted	**$**	**14.16**	$	8.77	$	8.03
Assumptions:						
Risk-free interest rate	**3.3**	**%**	1.5	%	0.7	%
Expected term	**8.5**	**years**	8.5	years	8.5	years
Expected volatility	**20.9**	**%**	20.2	%	19.5	%
Dividend yield	**3.1**	**%**	3.4	%	3.3	%

We estimate the fair value of each option on the grant date using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility using the historical volatility over the expected term of the option, excluding time periods of volatility we believe a marketplace participant would exclude in estimating our stock price volatility. We also have considered, but did not use, implied volatility in our estimate, because trading activity in options on our stock, especially those with tenors of greater than 6 months, is insufficient to provide a reliable measure of expected volatility.

Our expected term represents the period of time that options granted are expected to be outstanding based on historical data to estimate option exercises and employee terminations within the valuation model. Separate groups of employees have similar historical exercise behavior and therefore were aggregated into a single pool for valuation purposes. The weighted-average expected term for all employee groups is presented in the table above. The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings (referred to as a windfall tax benefit) is presented in our Consolidated Statements of Cash Flows as an operating cash flow. Realized windfall tax benefits and shortfall tax deficiencies related to the exercise or vesting of stock-based awards are recognized in the Consolidated Statements of Earnings.

Windfall tax benefits from stock-based payments in income tax expense in our Consolidated Statements of Earnings were as follows:

	Fiscal Year					
In Millions		**2023**		**2022**		**2021**
Windfall tax benefits from stock-based payments	$	32.3	$	18.4	$	12.4

As of May 28, 2023, there were no options granted under the 2022 Plan. Under the 2017 Stock Compensation Plan, options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest four years after the date of grant. Options generally expire within 10 years and one month after the date of grant.

Information on stock option activity follows:

	Options Outstanding (Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Millions)
Balance as of May 29, 2022	15,005.5 $	55.39	5.36 $	217.5
Granted	1,176.5	70.26		
Exercised	(4,468.6)	53.84		
Forfeited or expired	(138.2)	61.90		
Outstanding as of May 28, 2023	**11,575.2 $**	**57.43**	**5.59 $**	**309.5**
Exercisable as of May 28, 2023	**6,165.3 $**	**54.73**	**3.90 $**	**181.6**

Stock-based compensation expense related to stock option awards was as follows:

In Millions		Fiscal Year	
	2023	**2022**	**2021**
Compensation expense related to stock option awards	$ **12.3** $	12.1 $	11.2

Net cash proceeds from the exercise of stock options less shares used for minimum withholding taxes and the intrinsic value of options exercised were as follows:

In Millions		Fiscal Year	
	2023	**2022**	**2021**
Net cash proceeds	$ **232.3** $	161.7 $	74.3
Intrinsic value of options exercised	$ **118.7** $	74.0 $	44.8

Restricted Stock, Restricted Stock Units, and Performance Share Units

Stock and units settled in stock subject to a restricted period and a purchase price, if any (as determined by the Compensation Committee of the Board of Directors), may be granted to key employees under the 2022 Plan. As of May 28, 2023, there were no stock-based awards granted under the 2022 Plan. Under the 2017 Stock Compensation Plan, restricted stock and restricted stock units generally vest and become unrestricted four years after the date of grant. Performance share units are earned primarily based on our future achievement of three-year goals for average organic net sales growth and cumulative operating cash flow and a relative total shareholder return modifier. Performance share units are settled in common stock and are generally subject to a three-year performance and vesting period. The sale or transfer of these awards is restricted during the vesting period. Participants holding restricted stock, but not restricted stock units or performance share units, are entitled to vote on matters submitted to holders of common stock for a vote. These awards accumulate dividends from the date of grant, but participants only receive payment if the awards vest.

Information on restricted stock unit and performance share unit activity follows:

	Equity Classified		**Liability Classified**	
	Share-Settled Units (Thousands)	**Weighted-Average Grant-Date Fair Value**	**Share-Settled Units (Thousands)**	**Weighted-Average Grant-Date Fair Value**
Non-vested as of May 29, 2022	5,153.4 $	56.37	77.3 $	56.43
Granted	2,042.8	69.76	23.6	70.53
Vested	(1,976.1)	53.71	(24.7)	52.09
Forfeited or expired	(183.9)	63.08	(6.8)	61.14
Non-vested as of May 28, 2023	**5,036.2** $	**62.60**	**69.4** $	**62.32**

		Fiscal Year	
	2023	**2022**	**2021**
Number of units granted (thousands)	**2,066.4**	1,989.0	1,529.0
Weighted-average price per unit	$ **69.77** $	60.02 $	61.24

The total grant-date fair value of restricted stock unit awards that vested was $107.4 million in fiscal 2023 and $82.7 million in fiscal 2022, and $74.4 million in fiscal 2021.

As of May 28, 2023, unrecognized compensation expense related to non-vested stock options, restricted stock units, and performance share units was $112.1 million. This expense will be recognized over 18 months, on average.

Stock-based compensation expense related to restricted stock units and performance share units was as follows:

In Millions		Fiscal Year	
	2023	**2022**	**2021**
Compensation expense related to restricted stock units and performance share units	$ **99.4** $	94.2 $	78.7

Compensation expense related to stock-based payments recognized in our Consolidated Statements of Earnings includes amounts recognized in restructuring, impairment, and other exit costs for fiscal year 2022.

NOTE 13. EARNINGS PER SHARE

Basic and diluted EPS were calculated using the following:

In Millions, Except per Share Data	Fiscal Year		
	2023	2022	2021
Net earnings attributable to General Mills	$ 2,593.9	$ 2,707.3	$ 2,339.8
Average number of common shares - basic EPS	594.8	607.5	614.1
Incremental share effect from: (a)			
Stock options	3.6	2.5	2.5
Restricted stock units and performance share units	2.8	2.6	2.5
Average number of common shares - diluted EPS	601.2	612.6	619.1
Earnings per share — basic	$ 4.36	$ 4.46	$ 3.81
Earnings per share — diluted	$ 4.31	$ 4.42	$ 3.78

a) Incremental shares from stock options, restricted stock units, and performance share units are computed by the treasury stock method. Stock options, restricted stock units, and performance share units excluded from our computation of diluted EPS because they were not dilutive were as follows:

In Millions	Fiscal Year		
	2023	2022	2021
Anti-dilutive stock options, restricted stock units, and performance share units	0.8	4.4	3.4

NOTE 14. RETIREMENT BENEFITS AND POSTEMPLOYMENT BENEFITS

Defined Benefit Pension Plans

We have defined benefit pension plans covering many employees in the United States, Canada, Switzerland, and the United Kingdom. Benefits for salaried employees are based on length of service and final average compensation. Benefits for hourly employees include various monthly amounts for each year of credited service. Our funding policy is consistent with the requirements of applicable laws. We made no voluntary contributions to our principal U.S. plans in fiscal 2023 or fiscal 2022. We do not expect to be required to make any contributions to our principal U.S. plans in fiscal 2024. Our principal U.S. retirement plan covering salaried employees has a provision that any excess pension assets would be allocated to active participants if the plan is terminated within five years of a change in control. All salaried employees hired on or after June 1, 2013, are eligible for a retirement program that does not include a defined benefit pension plan.

Other Postretirement Benefit Plans

We also sponsor plans that provide health care benefits to many of our retirees in the United States, Canada, and Brazil. The U.S. salaried health care benefit plan is contributory, with retiree contributions based on years of service. We make decisions to fund related trusts for certain employees and retirees on an annual basis. We made no voluntary contributions to these plans in fiscal 2023 or fiscal 2022. We do not expect to be required to make any contributions to these plans in fiscal 2024.

In fiscal 2021, we approved amendments to reorganize certain U.S. retiree health and welfare benefit plans. The General Mills Retiree Health Plan for Union Employees was divided into two plans, with participants under age 65 remaining within its coverage, and participants age 65 and over covered by The General Mills Retiree Health Plan for Union Employees (65+). Effective January 1, 2022, the General Mills Retiree Health Plan for Union Employees (65+) allows certain participants to purchase individual health insurance policies on a private health care exchange. Additionally, the Employees' Benefit Plan of General Mills was merged into the General Mills Retiree Health Plan for Union Employees. Separate benefit structures and plan provisions continue to apply to eligible participants of these merged plans. A portion of the General Mills Retiree Health Plan for Union Employees overfunded plan assets were segregated to offset the cost of the Employees' Benefit Plan of General Mills health and welfare benefits. The segregation of assets is reported as a negative employer contribution in the change in other postretirement benefit plan assets. The amendments facilitate targeted investment strategies that reflect each plan's unique liability characteristics.

In fiscal 2021, we announced changes to the design of our health care coverage for certain eligible retirees to allow participants to purchase individual health insurance policies on a private health care exchange effective January 1, 2022. These changes provide certain eligible retirees with greater flexibility in choosing health care coverage that best fits their needs.

Health Care Cost Trend Rates

Assumed health care cost trends are as follows:

	Fiscal Year	
	2023	**2022**
Health care cost trend rate for next year	**6.6% and 6.6%**	5.9% and 6.0%
Rate to which the cost trend rate is assumed to decline (ultimate rate)	**4.5 %**	4.5 %
Year that the rate reaches the ultimate trend rate	**2032**	2031

We review our health care cost trend rates annually. Our review is based on data we collect about our health care claims experience and information provided by our actuaries. This information includes recent plan experience, plan design, overall industry experience and projections, and assumptions used by other similar organizations. Our initial health care cost trend rate is adjusted as necessary to remain consistent with this review, recent experiences, and short-term expectations. Our initial health care cost trend rate assumption is 6.6 percent for retirees age 65 and over and for retirees under age 65 at the end of fiscal 2023. Rates are graded down annually until the ultimate trend rate of 4.5 percent is reached in 2032 for all retirees. The trend rates are applicable for calculations only if the retirees' benefits increase as a result of health care inflation. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. Assumed trend rates for health care costs have an important effect on the amounts reported for the other postretirement benefit plans.

Postemployment Benefit Plans

Under certain circumstances, we also provide accruable benefits, primarily severance, to former or inactive employees in the United States, Canada, and Mexico. We recognize an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) are charged to expense when incurred. Our postemployment benefit plans are unfunded.

Summarized financial information about defined benefit pension, other postretirement benefit, and postemployment benefit plans is presented below:

In Millions	Defined Benefit Pension Plans Fiscal Year 2023	2022	Other Postretirement Benefit Plans Fiscal Year 2023	2022	Postemployment Benefit Plans Fiscal Year 2023	2022
Change in Plan Assets:						
Fair value at beginning of year	$ 6,510.3	$ 7,460.2	$ 479.2	$ 519.4		
Actual return on assets	(413.5)	(618.7)	(6.6)	(18.0)		
Employer contributions	30.0	31.2	0.1	0.1		
Plan participant contributions	1.3	3.8	5.7	9.6		
Benefits payments	(344.6)	(346.2)	(22.4)	(31.9)		
Foreign currency	(4.9)	(20.0)	-	-		
Fair value at end of year (a)	$ 5,778.6	$ 6,510.3	$ 456.0	$ 479.2		
Change in Projected Benefit Obligation:						
Benefit obligation at beginning of year	$ 6,528.3	$ 7,714.4	$ 469.6	$ 600.0	$ 138.5	$ 151.7
Service cost	70.3	93.5	5.1	7.6	8.4	10.0
Interest cost	258.5	184.3	17.9	12.6	3.1	1.5
Plan amendment	-	3.7	-	(16.1)	-	-
Curtailment/other	(8.5)	(29.4)	-	(3.2)	10.4	12.0
Plan participant contributions	1.3	3.8	5.7	9.6	-	-
Medicare Part D reimbursements	-	-	0.7	1.7	-	-
Actuarial gain	(538.1)	(1,089.7)	(22.5)	(86.0)	(10.7)	(18.7)
Benefits payments	(336.1)	(334.7)	(45.5)	(56.9)	(18.5)	(17.7)
Foreign currency	(5.0)	(17.6)	(0.4)	0.3	(0.2)	(0.3)
Projected benefit obligation at end of year (a)	$ 5,970.7	$ 6,528.3	$ 430.6	$ 469.6	$ 131.0	$ 138.5
Plan assets (less) more than benefit obligation as of fiscal year end	$ (192.1)	$ (18.0)	$ 25.4	$ 9.6	$ (131.0)	$ (138.5)

(a) Plan assets and obligations are measured as of May 31, 2023 and May 31, 2022.

During fiscal 2023 and fiscal 2022, the decreases in defined benefit pension obligations and other postretirement obligations were primarily driven by actuarial gains due to an increase in the discount rate in each respective year.

As of May 28, 2023, other postretirement benefit plans had benefit obligations of $308.0 million that exceeded plan assets of $274.2 million. As of May 29, 2022, other postretirement benefit plans had benefit obligations of $332.4 million that exceeded plan assets of $279.6 million. Postemployment benefit plans are not funded and had benefit obligations of $131.0 million and $138.5 million as of May 28, 2023 and May 29, 2022, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $5,807.9 million as of May 28, 2023, and $6,330.0 million as of May 29, 2022.

Amounts recognized in AOCI as of May 28, 2023 and May 29, 2022, are as follows:

In Millions	Defined Benefit Pension Plans Fiscal Year 2023	2022	Other Postretirement Benefit Plans Fiscal Year 2023	2022	Postemployment Benefit Plans Fiscal Year 2023	2022	Total Fiscal Year 2023	2022
Net actuarial (loss) gain	$ (1,859.7)	$ (1,720.3)	$ 186.9	$ 208.5	$ 2.2	$ (1.6)	$ (1,670.6)	$ (1,513.4)
Prior service (costs) credits	(4.8)	(7.6)	102.3	118.9	(1.1)	(1.0)	96.4	110.3
Amounts recorded in accumulated other comprehensive loss	$ (1,864.5)	$ (1,727.9)	$ 289.2	$ 327.4	$ 1.1	$ (2.6)	$ (1,574.2)	$ (1,403.1)

Plans with accumulated benefit obligations in excess of plan assets as of May 28, 2023 and May 29, 2022 are as follows:

| | | Defined Benefit Pension Plans | |
| | | Fiscal Year | |
In Millions		2023	2022
Projected benefit obligation	$	466.2 $	508.2
Accumulated benefit obligation		453.4	479.6
Plan assets at fair value		18.7	20.5

Components of net periodic benefit expense are as follows:

| | | Defined Benefit Pension Plans | | | Other Postretirement Benefit Plans | | | Postemployment Benefit Plans | | |
| | | Fiscal Year | | | Fiscal Year | | | Fiscal Year | | |
In Millions		2023	2022	2021	2023	2022	2021	2023	2022	2021
Service cost	$	70.3 $	93.5 $	104.4 $	5.1 $	7.6 $	8.5 $	8.4 $	10.0 $	9.3
Interest cost		258.5	184.3	192.1	17.9	12.6	18.0	3.1	1.5	1.7
Expected return on plan assets		(420.5)	(411.1)	(420.9)	(31.1)	(26.7)	(34.7)	-	-	-
Amortization of losses (gains)		113.2	140.5	108.3	(19.3)	(10.9)	(5.1)	0.4	3.0	2.6
Amortization of prior service costs (credits)		1.5	1.0	1.3	(23.2)	(20.9)	(5.5)	0.3	0.4	0.9
Other adjustments		-	0.1	-	-	(0.1)	-	10.4	12.9	8.4
Settlement or curtailment (gains) losses		(0.7)	(18.4)	14.9	-	(5.5)	-	-	-	-
Net expense (income)	$	22.3 $	(10.1)$	0.1 $	(50.6)$	(43.9)$	(18.8) $	22.6 $	27.8 $	22.9

Assumptions

Weighted-average assumptions used to determine fiscal year-end benefit obligations are as follows:

| | Defined Benefit Pension Plans | | Other Postretirement Benefit Plans | | Postemployment Benefit Plans | |
| | Fiscal Year | | Fiscal Year | | Fiscal Year | |
	2023	2022	2023	2022	2023	2022
Discount rate	5.18 %	4.39 %	5.19 %	4.36 %	4.55 %	3.62 %
Rate of salary increases	4.20	4.34	-	-	4.46	4.46

Weighted-average assumptions used to determine fiscal year net periodic benefit expense are as follows:

	Defined Benefit Pension Plans Fiscal Year			Other Postretirement Benefit Plans Fiscal Year			Postemployment Benefit Plans Fiscal Year		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Discount rate	4.39 %	3.17 %	3.20 %	4.36 %	3.03 %	3.02 %	3.62 %	2.04 %	1.86 %
Service cost effective rate	4.57	3.56	3.58	4.41	3.34	3.40	3.69	2.46	3.51
Interest cost effective rate	4.03	2.42	2.55	3.80	2.08	2.29	3.35	1.48	2.83
Rate of salary increases	4.18	4.39	4.44	-	-	-	4.46	4.46	4.47
Expected long-term rate of return on plan assets	6.70	5.85	5.72	6.76	6.09	4.57	-	-	-

Discount Rates

We estimate the service and interest cost components of the net periodic benefit expense for our United States and most of our international defined benefit pension, other postretirement benefit, and postemployment benefit plans utilizing a full yield curve approach by applying the specific spot rates along the yield curve used to determine the benefit obligation to the relevant projected cash flows. Our discount rate assumptions are determined annually as of May 31 for our defined benefit pension, other postretirement benefit, and postemployment benefit plan obligations. We also use discount rates as of May 31 to determine defined benefit pension, other postretirement benefit, and postemployment benefit plan income and expense for the following fiscal year. We work with our outside actuaries to determine the timing and amount of expected future cash outflows to plan participants and, using the Aa Above Median corporate bond yield, to develop a forward interest rate curve, including a margin to that index based on our credit risk. This forward interest rate curve is applied to our expected future cash outflows to determine our discount rate assumptions.

Fair Value of Plan Assets

The fair values of our pension and postretirement benefit plans' assets and their respective levels in the fair value hierarchy by asset category were as follows:

In Millions		May 31, 2023 Level 1	Level 2	Level 3	Total Assets	May 31, 2022 Level 1	Level 2	Level 3	Total Assets
Fair value measurement of pension plan assets:									
Equity (a)	$	278.3 $	484.1 $	34.3 $	796.7 $	623.4 $	442.3 $	66.3 $	1,132.0
Fixed income (b)		1,603.4	1,866.3	-	3,469.7	1,958.7	1,723.4	-	3,682.1
Real asset investments (c)		92.8	-	-	92.8	159.8	-	-	159.8
Other investments (d)		-	-	0.1	0.1	-	-	0.1	0.1
Cash and accruals		295.1	0.2	-	295.3	133.6	0.3	-	133.9
Fair value measurement of pension plan assets	$	2,269.6 $	2,350.6 $	34.4 $	4,654.6 $	2,875.5 $	2,166.0 $	66.4 $	5,107.9
Assets measured at net asset value (e)					1,124.0				1,402.4
Total pension plan assets				$	5,778.6			$	6,510.3
Fair value measurement of postretirement benefit plan assets:									
Fixed income (b)	$	113.3 $	- $	- $	113.3 $	120.8 $	- $	- $	120.8
Cash and accruals		2.5	-	-	2.5	6.6	-	-	6.6
Fair value measurement of postretirement benefit plan assets	$	115.8 $	- $	- $	115.8 $	127.4 $	- $	- $	127.4
Assets measured at net asset value (e)					340.2				351.8
Total postretirement benefit plan assets				$	456.0			$	479.2

(a) Primarily publicly traded common stock for purposes of total return and to maintain equity exposure consistent with policy allocations. Investments include: United States and international public equity securities, mutual funds, and equity futures valued at closing prices from national exchanges, commingled funds valued at fair value using the unit values provided by the investment managers, and certain private equity securities valued using a matrix of pricing inputs reflecting assumptions based on the best information available.

(b) Primarily government and corporate debt securities and futures for purposes of total return, managing fixed income exposure to policy allocations, and duration targets. Investments include: fixed income securities and bond futures generally valued at closing prices from national exchanges, fixed income pricing models, and independent financial analysts; and fixed income commingled funds valued at unit values provided by the investment managers, which are based on the fair value of the underlying investments.

(c) Publicly traded common stocks in energy, real estate, and infrastructure for the purpose of total return. Investments include: energy, real estate, and infrastructure securities generally valued at closing prices from national exchanges, and commingled funds valued at unit values provided by the investment managers, which are based on the fair value of the underlying investments.

(d) Insurance and annuity contracts to provide a stable stream of income for pension retirees. Fair values are based on the fair value of the underlying investments and contract fair values established by the providers.

(e) Primarily limited partnerships, trust-owned life insurance, common collective trusts, and certain private equity securities that are measured at fair value using the net asset value per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.

There were no transfers into or out of level 3 investments in fiscal 2023. During fiscal 2022, the inclusion of non-observable inputs into the pricing of certain private equity securities resulted in the transfer of $66.3 million into level 3 investments.

Expected Rate of Return on Plan Assets

Our expected rate of return on plan assets is determined by our asset allocation, our historical long-term investment performance, our estimate of future long-term returns by asset class (using input from our actuaries, investment services, and investment managers), and long-term inflation assumptions. We review this assumption annually for each plan; however, our annual investment performance for one particular year does not, by itself, significantly influence our evaluation.

Weighted-average asset allocations for our defined benefit pension and other postretirement benefit plans are as follows:

Asset category:	Defined Benefit Pension Plans Fiscal Year		Other Postretirement Benefit Plans Fiscal Year	
	2023	2022	2023	2022
United States equities	8.3 %	12.1 %	28.6 %	27.9 %
International equities	4.8	7.8	13.4	13.5
Private equities	10.6	10.4	14.5	15.2
Fixed income	65.1	58.3	43.5	43.4
Real assets	11.2	11.4	-	-
Total	100.0 %	100.0 %	100.0 %	100.0 %

The investment objective for our defined benefit pension and other postretirement benefit plans is to secure the benefit obligations to participants at a reasonable cost to us. Our goal is to optimize the long-term return on plan assets at a moderate level of risk. The defined benefit pension plan and other postretirement benefit plan portfolios are broadly diversified across asset classes. Within asset classes, the portfolios are further diversified across investment styles and investment organizations. For the U.S. defined benefit pension plans, the long-term investment policy allocation is: 9 percent to equities in the United States; 6 percent to international equities; 7 percent to private equities; 68 percent to fixed income; and 10 percent to real assets (real estate, energy, and infrastructure). For other U.S. postretirement benefit plans, the long-term investment policy allocations are: 28 percent to equities in the United States; 14 percent to international equities; 14 percent to total private equities; and 44 percent to fixed income. The actual allocations to these asset classes may vary tactically around the long-term policy allocations based on relative market valuations.

Contributions and Future Benefit Payments

We do not expect to be required to make contributions to our defined benefit pension, other postretirement benefit, and postemployment benefit plans in fiscal 2024. Actual fiscal 2024 contributions could exceed our current projections, as influenced by our decision to undertake discretionary funding of our benefit trusts and future changes in regulatory requirements. Estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid from fiscal 2024 to fiscal 2033 as follows:

In Millions	Defined Benefit Pension Plans	Other Postretirement Benefit Plans Gross Payments	Postemployment Benefit Plans
Fiscal 2024	$ 351.4	$ 38.6	$ 27.1
Fiscal 2025	357.6	37.5	20.0
Fiscal 2026	364.6	36.6	18.6
Fiscal 2027	371.6	36.1	16.7
Fiscal 2028	378.9	34.9	15.4
Fiscal 2029-2033	1,977.5	158.8	64.4

Defined Contribution Plans

The General Mills Savings Plan is a defined contribution plan that covers domestic salaried, hourly, nonunion, and certain union employees. This plan is a 401(k) savings plan that includes a number of investment funds, including a Company stock fund and an Employee Stock Ownership Plan (ESOP). We sponsor another money purchase plan for certain domestic hourly employees with net assets of $19.2 million as of May 28, 2023, and $20.6 million as of May 29, 2022. We also sponsor defined contribution plans in many of our foreign locations. Our total recognized expense related to defined contribution plans was $97.2 million in fiscal 2023, $90.1 million in fiscal 2022, and $76.1 million in fiscal 2021.

We match a percentage of employee contributions to the General Mills Savings Plan. The Company match is directed to investment options of the participant's choosing. The number of shares of our common stock allocated to participants in the ESOP was 3.7 million as of May 28, 2023, and 4.0 million as of May 29, 2022. The ESOP's only assets are our common stock and temporary cash balances.

The Company stock fund and the ESOP collectively held $498.7 million and $443.8 million of Company common stock as of May 28, 2023, and May 29, 2022, respectively.

NOTE 15. INCOME TAXES

The components of earnings before income taxes and after-tax earnings from joint ventures and the corresponding income taxes thereon are as follows:

In Millions		Fiscal Year		
		2023	2022	2021
Earnings before income taxes and after-tax earnings from joint ventures:				
United States	$	2,740.5 $	2,652.3 $	2,567.1
Foreign		400.0	557.3	290.3
Total earnings before income taxes and after-tax earnings from joint ventures	$	3,140.5 $	3,209.6 $	2,857.4
Income taxes:				
Currently payable:				
Federal	$	487.1 $	384.2 $	369.8
State and local		82.2	60.8	47.5
Foreign		65.1	79.1	93.0
Total current		634.4	524.1	510.3
Deferred:				
Federal		9.6	75.0	117.9
State and local		(8.1)	18.3	13.6
Foreign		(23.7)	(31.1)	(12.7)
Total deferred		(22.2)	62.2	118.8
Total income taxes	$	612.2 $	586.3 $	629.1

The following table reconciles the United States statutory income tax rate with our effective income tax rate:

	Fiscal Year					
	2023		2022		2021	
United States statutory rate	21.0	%	21.0	%	21.0	%
State and local income taxes, net of federal tax benefits	1.5		2.1		1.7	
Foreign rate differences	(1.0)		(1.1)		0.3	
Stock based compensation	(1.0)		(0.6)		(0.4)	
Capital loss (a)	-		(1.7)		-	
Divestitures, net	(0.8)		(1.2)		-	
Other, net	(0.2)		(0.2)		(0.6)	
Effective income tax rate	19.5	%	18.3	%	22.0	%

(a) During fiscal 2022, we released a $50.7 million valuation allowance associated with our capital loss carryforward expected to be used against divestiture gains.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

In Millions		May 28, 2023	May 29, 2022
Accrued liabilities	$	51.2 $	46.2
Compensation and employee benefits		143.7	146.7
Pension		43.7	1.5
Tax credit carryforwards		38.7	34.9
Stock, partnership, and miscellaneous investments		2.4	17.9
Capitalized research and development		83.7	-
Capital losses		76.2	61.9
Net operating losses		221.3	178.0
Other		99.4	96.3
Gross deferred tax assets		760.3	583.4
Valuation allowance		259.2	185.1
Net deferred tax assets		501.1	398.3
Brands		1,417.2	1,415.2
Fixed assets		402.7	392.6
Intangible assets		213.1	201.0
Tax lease transactions		8.5	14.9
Inventories		47.1	27.1
Stock, partnership, and miscellaneous investments		369.0	357.7
Unrealized hedges		34.3	98.7
Other		120.1	109.4
Gross deferred tax liabilities		2,612.0	2,616.6
Net deferred tax liability	$	2,110.9 $	2,218.3

We have established a valuation allowance against certain of the categories of deferred tax assets described above as current evidence does not suggest we will realize sufficient taxable income of the appropriate character (e.g., ordinary income versus capital gain income) within the carryforward period to allow us to realize these deferred tax benefits.

Information about our valuation allowance follows:

In Millions		May 28, 2023
Pillsbury acquisition losses	$	106.2
State and foreign loss carryforwards		27.1
Capital loss carryforwards		75.7
Other		50.2
Total	$	259.2

As of May 28, 2023, we believe it is more-likely-than-not that the remainder of our deferred tax assets are realizable.

Information about our tax loss carryforwards follows:

In Millions		May 28, 2023
Foreign loss carryforwards	$	202.0
Federal operating loss carryforwards		10.2
State operating loss carryforwards		9.0
Total tax loss carryforwards	$	221.2

Our foreign loss carryforwards expire as follows:

In Millions		May 28, 2023
Expire in fiscal 2024 and 2025	$	0.5
Expire in fiscal 2026 and beyond		15.0
Do not expire (a)		186.5
Total foreign loss carryforwards	$	202.0

(a) Approximately $172 million of our foreign loss carryforwards are held in Brazil for which we have not recorded a valuation allowance.

On August 16, 2022, the Inflation Reduction Act (IRA) was signed into law. The IRA introduces a Corporate Alternative Minimum Tax beginning in our fiscal 2024 and an excise tax on the repurchase of corporate stock starting after January 1, 2023. We do not currently expect the IRA to have a material impact on our financial results, including our annual estimated effective tax rate, or on our liquidity. The amount of excise tax on the repurchase of corporate stock was immaterial in fiscal 2023. We will continue to monitor and assess the impact the IRA may have on our business and financial results.

On March 11, 2021, the American Rescue Plan Act (ARPA) was signed into law. The ARPA includes a provision expanding the limitations on the deductibility of certain executive employee compensation beginning in our fiscal 2028. We do not currently expect the ARPA to have a material impact on our financial results, including our annual estimated effective tax rate, or on our liquidity.

As of May 28, 2023, we have not recognized a deferred tax liability for unremitted earnings of approximately $2.3 billion from our foreign operations because we currently believe our subsidiaries have invested the undistributed earnings indefinitely or the earnings will be remitted in a tax-neutral transaction. It is not practicable for us to determine the amount of unrecognized tax expense on these reinvested earnings. Deferred taxes are recorded for earnings of our foreign operations when we determine that such earnings are no longer indefinitely reinvested. All earnings prior to fiscal 2018 remain permanently reinvested. Earnings from fiscal 2018 and later are not permanently reinvested and local country withholding taxes are recorded on earnings each year.

We are subject to federal income taxes in the United States as well as various state, local, and foreign jurisdictions. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our liabilities for income taxes reflect the most likely outcome. We adjust these liabilities, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position would usually require the use of cash.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdiction is the United States (federal and state). Various tax examinations by United States state taxing authorities could be conducted for any open tax year, which vary by jurisdiction, but are generally from 3 to 5 years.

The Internal Revenue Service (IRS) is currently auditing our federal tax returns for fiscal 2018 and 2019. Several state and foreign examinations are currently in progress. We do not expect these examinations to result in a material impact on our results of operations or financial position. We have effectively settled all issues with the IRS for fiscal years 2015 and prior.

The Brazilian tax authority, Secretaria da Receita Federal do Brasil (RFB), has concluded audits of our 2012 through 2018 tax return years. These audits included a review of our determinations of amortization of certain goodwill arising from the acquisition of Yoki Alimentos S.A. The RFB has proposed adjustments that effectively eliminate the goodwill amortization benefits related to this transaction. We believe we have meritorious defenses and intend to continue to contest the disallowance for all years.

We apply a more-likely-than-not threshold to the recognition and derecognition of uncertain tax positions. Accordingly, we recognize the amount of tax benefit that has a greater than 50 percent likelihood of being ultimately realized upon settlement. Future changes in judgment related to the expected ultimate resolution of uncertain tax positions will affect earnings in the period of such change.

The following table sets forth changes in our total gross unrecognized tax benefit liabilities, excluding accrued interest, for fiscal 2023 and fiscal 2022. Approximately $90 million of this total in fiscal 2023 represents the amount that, if recognized, would affect our effective income tax rate in future periods. This amount differs from the gross unrecognized tax benefits presented in the table because certain portions of the liabilities below would impact deferred taxes if recognized. We also would record a decrease in U.S. federal income taxes upon recognition of the state tax benefits included therein.

	Fiscal Year	
In Millions	2023	2022
Balance, beginning of year	$ 160.9	$ 145.3
Tax positions related to current year:		
Additions	29.9	21.6
Tax positions related to prior years:		
Additions	2.9	10.4
Reductions	(0.9)	(5.5)
Settlements	(4.7)	(2.4)
Lapses in statutes of limitations	(6.9)	(8.5)
Balance, end of year	$ 181.2	$ 160.9

As of May 28, 2023, we do not expect to pay unrecognized tax benefit liabilities and accrued interest within the next 12 months. We are not able to reasonably estimate the timing of future cash flows beyond 12 months due to uncertainties in the timing of tax audit outcomes. Our unrecognized tax benefit liability was classified in other liabilities.

We report accrued interest and penalties related to unrecognized tax benefit liabilities in income tax expense. For fiscal 2023, we recognized $4.7 million of tax-related net interest and penalties, and had $32.4 million of accrued interest and penalties as of May 28, 2023. For fiscal 2022, we recognized $2.0 million of tax-related net interest and penalties, and had $26.6 million of accrued interest and penalties as of May 29, 2022.

NOTE 16. COMMITMENTS AND CONTINGENCIES

As of May 28, 2023, we have issued guarantees and comfort letters of $149.9 million for the debt and other obligations of non-consolidated affiliates, mainly CPW. Off-balance sheet arrangements were not material as of May 28, 2023.

During fiscal 2020, we received notice from the tax authorities of the State of São Paulo, Brazil regarding our compliance with its state sales tax requirements. As a result, we have been assessed additional state sales taxes, interest, and penalties. We believe that we have meritorious defenses against this claim and will vigorously defend our position. As of May 28, 2023, we are unable to estimate any possible loss and have not recorded a loss contingency for this matter.

NOTE 17. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

We operate in the packaged foods industry. In fiscal 2022, we completed a new organization structure to streamline our global operations. This global reorganization required us to reevaluate our operating segments. Under our new organization structure, our chief operating decision maker assesses performance and makes decisions about resources to be allocated to our operating segments as follows: North America Retail, International, Pet, and North America Foodservice.

Our North America Retail operating segment reflects business with a wide variety of grocery stores, mass merchandisers, membership stores, natural food chains, drug, dollar and discount chains, convenience stores, and e-commerce grocery providers. Our product categories in this business segment include ready-to-eat cereals, refrigerated yogurt, soup, meal kits, refrigerated and frozen dough products, dessert and baking mixes, frozen pizza and pizza snacks, snack bars, fruit snacks, savory snacks, and a wide variety of organic products including ready-to-eat cereal, frozen and shelf-stable vegetables, meal kits, fruit snacks and snack bars.

Our International operating segment consists of retail and foodservice businesses outside of the United States and Canada. Our product categories include super-premium ice cream and frozen desserts, meal kits, salty snacks, snack bars, dessert and baking mixes, and shelf stable vegetables. We also sell super-premium ice cream and frozen desserts directly to consumers through owned retail shops. Our International segment also includes products manufactured in the United States for export, mainly to Caribbean and Latin American markets, as well as products we manufacture for sale to our international joint ventures. Revenues from export activities are reported in the region or country where the end customer is located.

Our Pet operating segment includes pet food products sold primarily in the United States and Canada in national pet superstore chains, e-commerce retailers, grocery stores, regional pet store chains, mass merchandisers, and veterinary clinics and hospitals. Our product categories include dog and cat food (dry foods, wet foods, and treats) made with whole meats, fruits, vegetables and other high-quality natural ingredients. Our tailored pet product offerings address specific dietary, lifestyle, and life-stage needs and span different product types, diet types, breed sizes for dogs, lifestages, flavors, product functions, and textures and cuts for wet foods.

Our North America Foodservice segment consists of foodservice businesses in the United States and Canada. Our major product categories in our North America Foodservice operating segment are ready-to-eat cereals, snacks, refrigerated yogurt, frozen meals, unbaked and fully baked frozen dough products, baking mixes, and bakery flour. Many products we sell are branded to the consumer and nearly all are branded to our customers. We sell to distributors and operators in many customer channels including foodservice, vending, and supermarket bakeries.

Operating profit for these segments excludes unallocated corporate items, gain or loss on divestitures, and restructuring, impairment, and other exit costs. Unallocated corporate items include corporate overhead expenses, variances to planned North American employee benefits and incentives, certain charitable contributions, restructuring initiative project-related costs, gains and losses on corporate investments, and other items that are not part of our measurement of segment operating performance. These include gains and losses arising from the revaluation of certain grain inventories and gains and losses from mark-to-market valuation of certain commodity positions until passed back to our operating segments. These items affecting operating profit are centrally managed at the corporate level and are excluded from the measure of segment profitability reviewed by executive management. Under our supply chain organization, our manufacturing, warehouse, and distribution activities are substantially integrated across our operations in order to maximize efficiency and productivity. As a result, fixed assets and depreciation and amortization expenses are neither maintained nor available by operating segment.

Our operating segment results were as follows:

		Fiscal Year				
In Millions		2023		2022		2021
Net sales:						
North America Retail	$	12,659.9	$	11,572.0	$	11,250.0
International		2,769.5		3,315.7		3,656.8
Pet		2,473.3		2,259.4		1,732.4
North America Foodservice		2,191.5		1,845.7		1,487.8
Total	$	20,094.2	$	18,992.8	$	18,127.0
Operating profit:						
North America Retail	$	3,181.3	$	2,699.7	$	2,725.9
International		161.8		232.0		236.6
Pet		445.5		470.6		415.0
North America Foodservice		290.0		255.5		203.3
Total segment operating profit	$	4,078.6	$	3,657.8	$	3,580.8
Unallocated corporate items		1,033.2		402.6		212.1
Divestitures (gain) loss, net		(444.6)		(194.1)		53.5
Restructuring, impairment, and other exit costs (recoveries)		56.2		(26.5)		170.4
Operating profit	$	3,433.8	$	3,475.8	$	3,144.8

Net sales for our North America Retail operating units were as follows:

		Fiscal Year				
In Millions		2023		2022		2021
U.S. Meals & Baking Solutions	$	4,426.3	$	4,023.8	$	4,042.2
U.S. Morning Foods		3,620.1		3,370.9		3,314.0
U.S. Snacks		3,611.0		3,191.4		2,940.5
Canada		1,002.5		985.9		953.3
Total	$	12,659.9	$	11,572.0	$	11,250.0

Net sales by class of similar products were as follows:

In Millions		Fiscal Year		
		2023	2022	2021
Snacks	$	4,431.5	$ 3,960.9	$ 3,574.2
Cereal		3,209.5	2,998.1	2,868.9
Convenient meals		2,961.6	2,988.5	3,030.2
Pet		2,476.0	2,260.1	1,732.4
Dough		2,390.5	1,986.3	1,866.1
Baking mixes and ingredients		2,037.3	1,843.6	1,695.5
Yogurt		1,472.9	1,714.9	2,074.8
Super-premium ice cream		703.7	782.2	819.7
Other		411.2	458.2	465.2
Total	$	20,094.2	$ 18,992.8	$ 18,127.0

The following tables provide financial information by geographic area:

In Millions		Fiscal Year		
		2023	2022	2021
Net sales:				
United States	$	16,322.2	$ 14,691.2	$ 13,496.9
Non-United States		3,772.0	4,301.6	4,630.1
Total	$	20,094.2	$ 18,992.8	$ 18,127.0

In Millions		May 28, 2023	May 29, 2022
Cash and cash equivalents:			
United States	$	204.2	$ 46.0
Non-United States		381.3	523.4
Total	$	585.5	$ 569.4

In Millions		May 28, 2023	May 29, 2022
Land, buildings, and equipment:			
United States	$	2,920.5	$ 2,675.2
Non-United States		715.7	718.6
Total	$	3,636.2	$ 3,393.8

NOTE 18. SUPPLEMENTAL INFORMATION

The components of certain Consolidated Balance Sheets accounts are as follows:

In Millions		May 28, 2023	May 29, 2022
Receivables:			
Customers	$	1,710.1	$ 1,720.4
Less allowance for doubtful accounts		(26.9)	(28.3)
Total	$	1,683.2	$ 1,692.1

In Millions		May 28, 2023		May 29, 2022
Inventories:				
Finished goods	$	**2,066.9**	$	1,634.7
Raw materials and packaging		**572.2**		532.0
Grain		**133.8**		164.0
Excess of FIFO over LIFO cost (a)		**(600.9)**		(463.4)
Total	$	**2,172.0**	$	1,867.3

(a) Inventories of $1,477.5 million as of May 28, 2023, and $1,127.1 million as of May 29, 2022, were valued at LIFO. The difference between replacement cost and the stated LIFO inventory value is not materially different from the reserve for the LIFO valuation method.

In Millions		May 28, 2023		May 29, 2022
Prepaid expenses and other current assets:				
Marketable investments	$	**117.2**	$	249.8
Other receivables		**285.7**		182.8
Prepaid expenses		**244.4**		213.5
Derivative receivables		**45.1**		86.1
Grain contracts		**2.3**		28.7
Miscellaneous		**41.0**		41.2
Total	$	**735.7**	$	802.1

In Millions		May 28, 2023		May 29, 2022
Assets held for sale:				
Goodwill	$	**-**	$	130.0
Inventories		**-**		22.9
Equipment		**-**		6.0
Total	$	**-**	$	158.9

In Millions		May 28, 2023		May 29, 2022
Land, buildings, and equipment:				
Equipment	$	**6,672.2**	$	6,491.7
Buildings		**2,569.3**		2,444.8
Construction in progress		**746.7**		492.8
Capitalized software		**514.8**		717.8
Land		**56.5**		55.1
Equipment under finance lease		**9.8**		7.8
Buildings under finance lease		**0.3**		0.3
Total land, buildings, and equipment		**10,569.6**		10,210.3
Less accumulated depreciation		**(6,933.4)**		(6,816.5)
Total	$	**3,636.2**	$	3,393.8

In Millions		May 28, 2023		May 29, 2022
Other assets:				
Investments in and advances to joint ventures	$	**462.0**	$	513.8
Right of use operating lease assets		**340.0**		336.8
Pension assets		**51.8**		52.6
Life insurance		**15.8**		17.5
Miscellaneous		**290.7**		307.4
Total	$	**1,160.3**	$	1,228.1

In Millions		May 28, 2023		May 29, 2022
Other current liabilities:				
Accrued trade and consumer promotions	$	454.3	$	474.4
Accrued payroll		426.6		435.6
Current portion of operating lease liabilities		101.9		106.7
Accrued interest, including interest rate swaps		83.1		70.1
Accrued taxes		80.9		31.4
Restructuring and other exit costs reserve		47.7		36.8
Derivative payable, primarily commodity-related		34.0		19.9
Dividends payable		23.1		25.3
Grain contracts		11.8		3.0
Miscellaneous		337.3		348.8
Total	$	1,600.7	$	1,552.0

In Millions		May 28, 2023		May 29, 2022
Other non-current liabilities:				
Accrued compensation and benefits, including obligations for underfunded other postretirement benefit and postemployment benefit plans	$	509.6	$	360.8
Non-current portion of operating lease liabilities		257.0		248.3
Accrued taxes		245.1		233.0
Miscellaneous		128.3		87.0
Total	$	1,140.0	$	929.1

Certain Consolidated Statements of Earnings amounts are as follows:

		Fiscal Year				
In Millions		2023		2022		2021
Depreciation and amortization	$	546.6	$	570.3	$	601.3
Research and development expense		257.6		243.1		239.3
Advertising and media expense (including production and communication costs)		810.0		690.1		736.3

The components of interest, net are as follows:

		Fiscal Year				
Expense (Income), in Millions		2023		2022		2021
Interest expense	$	400.5	$	387.2	$	430.9
Capitalized interest		(4.4)		(3.8)		(3.2)
Interest income		(14.0)		(3.8)		(7.4)
Interest, net	$	382.1	$	379.6	$	420.3

Certain Consolidated Statements of Cash Flows amounts are as follows:

		Fiscal Year				
In Millions		2023		2022		2021
Cash interest payments	$	337.1	$	357.8	$	412.5
Cash paid for income taxes		682.6		545.3		636.1

NOTE 19. QUARTERLY DATA (UNAUDITED)

Summarized quarterly data for fiscal 2023 and fiscal 2022 follows:

In Millions, Except Per Share Amounts	First Quarter Fiscal Year		Second Quarter Fiscal Year		Third Quarter Fiscal Year		Fourth Quarter Fiscal Year	
	2023	2022	2023	2022	2023	2022	2023	2022
Net sales	$ 4,717.6	$ 4,539.9	$ 5,220.7	$ 5,024.0	$ 5,125.9	$ 4,537.7	$ 5,030.0	$ 4,891.2
Gross margin	1,447.7	1,597.4	1,705.1	1,631.2	1,664.8	1,403.7	1,728.2	1,769.9
Net earnings attributable to General Mills	820.0	627.0	605.9	597.2	553.1	660.3	614.9	822.8
EPS:								
Basic	$ 1.37	$ 1.03	$ 1.01	$ 0.98	$ 0.94	$ 1.09	$ 1.04	$ 1.36
Diluted	$ 1.35	$ 1.02	$ 1.01	$ 0.97	$ 0.92	$ 1.08	$ 1.03	$ 1.36

In the fourth quarter fiscal 2023, we approved restructuring actions to enhance the efficiency of our global supply chain structure and recorded $36.2 million of charges. We also approved restructuring actions in our International segment to optimize our Häagen-Dazs shops network and recorded $6.4 million of charges. In addition, we recorded a net recovery of $11.8 million related to a voluntary recall of certain international *Häagen-Dazs* ice cream products as a result of an insurance recovery.

In the fourth quarter of fiscal 2022, we recorded an additional gain on the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl of $14.9 million and an additional gain on the sale of our European dough businesses of $9.2 million. We also recorded $16.0 million of transaction costs primarily related to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl, the sale of our European dough businesses, the definitive agreements to sell our Helper main meals and Suddenly Salad side dishes business, and the definitive agreement to acquire TNT Crust. We also recorded a $34.0 million loss associated with the valuation of a corporate investment. In addition, we recorded a $34.0 million reduction to our restructuring reserve.

Glossary

AOCI. Accumulated other comprehensive income (loss).

Adjusted diluted EPS. Diluted EPS adjusted for certain items affecting year-to-year comparability.

Adjusted operating profit. Operating profit adjusted for certain items affecting year-to-year comparability.

Adjusted operating profit margin. Operating profit adjusted for certain items affecting year-to-year comparability, divided by net sales.

Constant currency. Financial results translated to United States dollars using constant foreign currency exchange rates based on the rates in effect for the comparable prior-year period. To present this information, current period results for entities reporting in currencies other than United States dollars are translated into United States dollars at the average exchange rates in effect during the corresponding period of the prior fiscal year, rather than the actual average exchange rates in effect during the current fiscal year. Therefore, the foreign currency impact is equal to current year results in local currencies multiplied by the change in the average foreign currency exchange rate between the current fiscal period and the corresponding period of the prior fiscal year.

Core working capital. Accounts receivable plus inventories less accounts payable, all as of the last day of our fiscal year.

Derivatives. Financial instruments such as futures, swaps, options, and forward contracts that we use to manage our risk arising from changes in commodity prices, interest rates, foreign exchange rates, and equity prices.

Earnings before interest, taxes, depreciation and amortization (EBITDA). The calculation of earnings before income taxes and after-tax earnings from joint ventures, net interest, depreciation and amortization.

Euribor. European Interbank Offered Rate.

Fair value hierarchy. For purposes of fair value measurement, we categorize assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:   Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:   Unobservable inputs reflecting management's assumptions about the inputs used in pricing the asset or liability.

Free cash flow. Net cash provided by operating activities less purchases of land, buildings, and equipment.

Free cash flow conversion rate. Free cash flow divided by our net earnings, including earnings attributable to redeemable and noncontrolling interests adjusted for certain items affecting year-to-year comparability.

Generally accepted accounting principles (GAAP). Guidelines, procedures, and practices that we are required to use in recording and reporting accounting information in our financial statements.

Goodwill. The difference between the purchase price of acquired companies plus the fair value of any redeemable and noncontrolling interests and the related fair values of net assets acquired.

Gross margin. Net sales less cost of sales.

Hedge accounting. Accounting for qualifying hedges that allows changes in a hedging instrument's fair value to offset corresponding changes in the hedged item in the same reporting period. Hedge accounting is permitted for certain hedging instruments and hedged items only if the hedging relationship is highly effective, and only prospectively from the date a hedging relationship is formally documented.

Holistic Margin Management (HMM). Company-wide initiative to use productivity savings, mix management, and price realization to offset input cost inflation, protect margins, and generate funds to reinvest in sales-generating activities.

Interest bearing instruments. Notes payable, long-term debt, including current portion, cash and cash equivalents, and certain interest bearing investments classified within prepaid expenses and other current assets and other assets.

LIBOR. London Interbank Offered Rate.

Mark-to-market. The act of determining a value for financial instruments, commodity contracts, and related assets or liabilities based on the current market price for that item.

Net debt. Long-term debt, current portion of long-term debt, and notes payable, less cash and cash equivalents.

Net debt-to-adjusted EBITDA ratio. Net debt divided by Adjusted EBITDA.

Net mark-to-market valuation of certain commodity positions. Realized and unrealized gains and losses on derivative contracts that will be allocated to segment operating profit when the exposure we are hedging affects earnings.

Net price realization. The impact of list and promoted price changes, net of trade and other price promotion costs.

Net realizable value. The estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Noncontrolling interests. Interests of consolidated subsidiaries held by third parties.

Notional principal amount. The principal amount on which fixed-rate or floating-rate interest payments are calculated.

OCI. Other comprehensive income (loss).

Operating cash flow conversion rate. Net cash provided by operating activities, divided by net earnings, including earnings attributable to redeemable and noncontrolling interests.

Operating cash flow to net debt ratio. Net debt divided by cash provided by operating activities.

Organic net sales growth. Net sales growth adjusted for foreign currency translation, as well as acquisitions, divestitures, and a 53rd week impact, when applicable.

Project-related costs. Costs incurred related to our restructuring initiatives not included in restructuring charges.

Redeemable interest. Interest of consolidated subsidiaries held by a third party that can be redeemed outside of our control and therefore cannot be classified as a noncontrolling interest in equity.

Reporting unit. An operating segment or a business one level below an operating segment.

SOFR. Secured Overnight Financing Rate.

Strategic Revenue Management (SRM). A company-wide capability focused on generating sustainable benefits from net price realization and mix by identifying and executing against specific opportunities to apply tools including pricing, sizing, mix management, and promotion optimization across each of our businesses.

Supply chain input costs. Costs incurred to produce and deliver product, including costs for ingredients and conversion, inventory management, logistics, and warehousing.

Total debt. Notes payable and long-term debt, including current portion.

Translation adjustments. The impact of the conversion of our foreign affiliates' financial statements to United States dollars for the purpose of consolidating our financial statements.

Working capital. Current assets and current liabilities, all as of the last day of our fiscal year.

ITEM 9 - Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

ITEM 9A - Controls and Procedures

We, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the 1934 Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of May 28, 2023, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the 1934 Act is (1) recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the 1934 Act) during our fiscal quarter ended May 28, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of General Mills, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of May 28, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*.

Based on our assessment using the criteria set forth by COSO in *Internal Control – Integrated Framework (2013)*, management concluded that our internal control over financial reporting was effective as of May 28, 2023.

KPMG LLP, our independent registered public accounting firm, has issued a report on the effectiveness of the Company's internal control over financial reporting.

/s/ J. L. Harmening   /s/ K. A. Bruce

J. L. Harmening   K. A. Bruce
Chief Executive Officer   Chief Financial Officer

June 28, 2023

Our independent registered public accounting firm's attestation report on our internal control over financial reporting is included in the "Report of Independent Registered Public Accounting Firm" in Item 8 of this report.

ITEM 9B - Other Information

None.

ITEM 9C - Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10 - Directors, Executive Officers and Corporate Governance

The information contained in the sections entitled "Proposal Number 1 - Election of Directors" and "Shareholder Director Nominations" contained in our definitive Proxy Statement for our 2023 Annual Meeting of Shareholders is incorporated herein by reference.

Information regarding our executive officers is set forth in Item 1 of this report.

The information regarding our Audit Committee, including the members of the Audit Committee and audit committee financial experts, set forth in the section entitled "Board Committees and Their Functions" contained in our definitive Proxy Statement for our 2023 Annual Meeting of Shareholders is incorporated herein by reference.

We have adopted a Code of Conduct applicable to all employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Conduct is available on our website at https://www.generalmills.com. We intend to post on our website any amendments to our Code of Conduct and any waivers from our Code of Conduct for principal officers.

ITEM 11 - Executive Compensation

The information contained in the sections entitled "Executive Compensation," "Director Compensation," and "Overseeing Risk Management" in our definitive Proxy Statement for our 2023 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the section entitled "Ownership of General Mills Common Stock by Directors, Officers and Certain Beneficial Owners" in our definitive Proxy Statement for our 2023 Annual Meeting of Shareholders is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides certain information as of May 28, 2023, with respect to our equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (2) (a)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (1)) (3)
Equity compensation plans approved by security holders	18,806,084 (b) $	57.43	35,104,287 (d)
Equity compensation plans not approved by security holders	97,154 (c)	-	-
Total	18,903,238 $	57.43	35,104,287

(a) Only includes the weighted-average exercise price of outstanding options, whose weighted-average term is 5.59 years.

(b) Includes 11,571,445 stock options, 3,359,589 restricted stock units, 1,690,278 performance share units (assuming pay out for target performance), and 2,184,772 restricted stock units that have vested and been deferred.

(c) Includes 97,154 restricted stock units that have vested and been deferred. These awards were made in lieu of salary increases and certain other compensation and benefits. We granted these awards under our 1998 Employee Stock Plan, which provided for the issuance of stock options, restricted stock, and restricted stock units to attract and retain employees and to align their interest with those of shareholders. We discontinued the 1998 Employee Stock Plan in September 2003, and no future awards may be granted under that plan.

(d) Includes stock options, restricted stock, restricted stock units, shares of unrestricted stock, stock appreciation rights, and performance awards that we may award under our 2022 Stock Compensation Plan, which has 35,104,287 shares available for grant at May 28, 2023.

ITEM 13 - Certain Relationships and Related Transactions, and Director Independence

The information set forth in the section entitled "Board Independence and Related Person Transactions" contained in our definitive Proxy Statement for our 2023 Annual Meeting of Shareholders is incorporated herein by reference.

ITEM 14 - Principal Accountant Fees and Services

The information contained in the section entitled "Independent Registered Public Accounting Firm Fees" in our definitive Proxy Statement for our 2023 Annual Meeting of Shareholders is incorporated herein by reference.

PART IV

ITEM 15 – Exhibits and Financial Statement Schedules

1. **Financial Statements:**

    The following financial statements are included in Item 8 of this report:

    Consolidated Statements of Earnings for the fiscal years ended May 28, 2023, May 29, 2022, and May 30, 2021.

    Consolidated Statements of Comprehensive Income for the fiscal years ended May 28, 2023, May 29, 2022, and May 30, 2021.

    Consolidated Balance Sheets as of May 28, 2023 and May 29, 2022.

    Consolidated Statements of Cash Flows for the fiscal years ended May 28, 2023, May 29, 2022, and May 30, 2021.

    Consolidated Statements of Total Equity and Redeemable Interest for the fiscal years ended May 28, 2023, May 29, 2022, and May 30, 2021.

    Notes to Consolidated Financial Statements.

    Report of Management Responsibilities.

    Report of Independent Registered Public Accounting Firm. PCAOB ID: 185.

2. **Financial Statement Schedule:**

    For the fiscal years ended May 28, 2023, May 29, 2022, and May 30, 2021:

    II – Valuation and Qualifying Accounts

3. **Exhibits**:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed October 1, 2021).
3.2	By-laws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed January 28, 2022).
4.1	Indenture, dated as of February 1, 1996, between the Company and U.S. Bank National Association (f/k/a First Trust of Illinois, National Association) (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed February 6, 1996 (File no. 333-00745)).
4.2	First Supplemental Indenture, dated as of May 18, 2009, between the Company and U.S. Bank National Association (incorporated herein by reference to Exhibit 4.2 to Registrant's Annual Report on Form 10-K for the fiscal year ended May 31, 2009).
4.3	Description of the Company's registered securities.
10.1*	2001 Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 29, 2010).
10.2*	2006 Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 29, 2010).
10.3*	2011 Stock Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2015).
10.4*	2011 Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2011).
10.5*	2016 Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2016).
10.6*	Executive Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 28, 2010).
10.7*	Separation Pay and Benefits Program for Officers (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 23, 2020).
10.8*	Supplemental Savings Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).
10.9*	Supplemental Retirement Plan (Grandfathered) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).
10.10*	2005 Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).
10.11*	Deferred Compensation Plan (Grandfathered) (incorporated herein by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 22, 2009).
10.12*	2005 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).
10.13*	Executive Survivor Income Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended May 29, 2005).

10.14*   Supplemental Benefits Trust Agreement, amended and restated as of September 26, 1988, between the Company and Norwest Bank Minnesota, N.A. (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2011).

10.15*   Supplemental Benefits Trust Agreement, dated September 26, 1988, between the Company and Norwest Bank Minnesota, N.A. (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 27, 2011).

10.16*   Form of Performance Share Unit Award Agreement (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended May 27, 2018).

10.17*   Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended May 27, 2018).

10.18*   Form of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended May 27, 2018).

10.19*   Deferred Compensation Plan for Non-Employee Directors (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2017).

10.20*   2017 Stock Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 2017).

10.21*   Supplemental Retirement Plan I (Grandfathered) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).

10.22*   Supplemental Retirement Plan I (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2021).

10.23*   2022 Stock Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 30, 2022).

10.24   Agreements, dated November 29, 1989, by and between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended May 28, 2000).

10.25   Protocol of Cereal Partners Worldwide, dated November 21, 1989, and Addendum No. 1 to Protocol, dated February 9, 1990, between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended May 27, 2001).

10.26   Addendum No. 2 to the Protocol of Cereal Partners Worldwide, dated March 16, 1993, between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended May 30, 2004).

10.27   Addendum No. 3 to the Protocol of Cereal Partners Worldwide, effective as of March 15, 1993, between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended May 28, 2000).

10.28+   Addendum No. 4, effective as August 1, 1998, and Addendum No. 5, effective as April 1, 2000, to the Protocol of Cereal Partners Worldwide between the Company and Nestle S.A. (incorporated herein by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2009).

10.29   Addendum No. 10 to the Protocol of Cereal Partners Worldwide, effective January 1, 2010, among the Company, Nestle S.A., and CPW S.A. (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2010).

10.30   Five-Year Credit Agreement, dated as of April 12, 2021, as amended April 3, 2023, among the Company, the several financial institutions from time to time party to the agreement, and Bank of America, N.A., as Administrative Agent.

21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended May 28, 2023, formatted in Inline Extensible Business Reporting Language: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Earnings; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Total Equity and Redeemable Interest; (v) the Consolidated Statements of Cash Flows; (vi) the Notes to Consolidated Financial Statements; and (vii) Schedule II – Valuation of Qualifying Accounts.
104	Cover Page, formatted in Inline Extensible Business Reporting Language and contained in Exhibit 101.

---

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15 of Form 10-K.

+ Confidential information has been omitted from the exhibit and filed separately with the SEC pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of certain instruments defining the rights of holders of our long-term debt are not filed and, in lieu thereof, we agree to furnish copies to the SEC upon request.

ITEM 16 - Form 10-K Summary

Not Applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAL MILLS, INC.

Date: June 28, 2023
By   /s/ Mark A. Pallot
Name: Mark A. Pallot
Title: Vice President, Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeffrey L Harmening Jeffrey L. Harmening	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)	June 28, 2023
/s/ Kofi A. Bruce Kofi A. Bruce	Chief Financial Officer (Principal Financial Officer)	June 28, 2023
/s/ Mark A. Pallot Mark A. Pallot	Vice President, Chief Accounting Officer (Principal Accounting Officer)	June 28, 2023
/s/ R. Kerry Clark R. Kerry Clark	Director	June 28, 2023
/s/ David M. Cordani David M. Cordani	Director	June 28, 2023
/s/ C. Kim Goodwin C. Kim Goodwin	Director	June 28, 2023
/s/ Maria G. Henry Maria G. Henry	Director	June 28, 2023
/s/ Jo Ann Jenkins Jo Ann Jenkins	Director	June 28, 2023
/s/ Elizabeth C. Lempres Elizabeth C. Lempres	Director	June 28, 2023
/s/ Diane L. Neal Diane L. Neal	Director	June 28, 2023
/s/ Steve Odland Steve Odland	Director	June 28, 2023
/s/ Maria A. Sastre Maria A. Sastre	Director	June 28, 2023
/s/ Eric D. Sprunk Eric D. Sprunk	Director	June 28, 2023
/s/ Jorge A. Uribe Jorge A. Uribe	Director	June 28, 2023

General Mills, Inc. and Subsidiaries
Schedule II - Valuation of Qualifying Accounts

In Millions		Fiscal Year		
		2023	2022	2021
Allowance for doubtful accounts:				
Balance at beginning of year	$	28.3 $	36.0 $	33.2
Additions charged to expense		29.6	23.0	25.7
Bad debt write-offs		(28.6)	(26.4)	(29.9)
Other adjustments and reclassifications		(2.4)	(4.3)	7.0
Balance at end of year	$	26.9 $	28.3 $	36.0
Valuation allowance for deferred tax assets:				
Balance at beginning of year	$	185.1 $	229.2 $	214.2
Additions charged (benefits) to expense		77.1	(41.6)	9.1
Adjustments due to acquisitions, translation of amounts, and other		(3.0)	(2.5)	5.9
Balance at end of year	$	259.2 $	185.1 $	229.2
Reserve for restructuring and other exit charges:				
Balance at beginning of year	$	36.8 $	148.8 $	17.8
Additions charged to expense, including translation amounts		41.7	3.4	143.9
Reserve adjustment		-	(34.0)	-
Net amounts utilized for restructuring activities		(30.8)	(81.4)	(12.9)
Balance at end of year	$	47.7 $	36.8 $	148.8
Reserve for LIFO valuation:				
Balance at beginning of year	$	463.4 $	209.5 $	202.1
Increase		137.5	253.9	7.4
Balance at end of year	$	600.9 $	463.4 $	209.5

Shareholder Information

Markets
New York Stock Exchange
Trading Symbol: GIS

Independent Auditor
KPMG LLP: (612) 305-5000

Investor Inquiries
General Investor Information:
(800) 245-5703

Jeff Siemon
Vice President, Investor Relations

Transfer Agent
Our transfer agent can assist you with a variety of services, including change of address or questions about dividend checks:

Broadridge Shareholder Services
(800) 670-4763
https://shareholder.broadridge.com/gis/

Holiday Gift Boxes
To order a General Mills holiday gift box, please visit GMIHolidayGiftBox.com, call us toll free at (888) 496-7809 or write to us including your name, address and phone number:

2023 General Mills Holiday Gift Box
Department 13138
P.O. Box 5018
Stacy, MN 55078-5018

Electronic Access to Proxy Statement and Annual Report
Shareholders are encouraged to enroll in the electronic delivery program. Please see the Investors section of GeneralMills.com, or go directly to the website, ICSDelivery.com/GIS and follow the instructions to enroll. If your General Mills shares are not registered in your name, contact your bank or broker to enroll in this program.

Notice of Annual Meeting
The annual meeting of shareholders will be held online at www.virtualshareholdermeeting.com/GIS2023 at 8:30 a.m., Central Daylight Time, Tuesday, September 26, 2023. Please refer to the Proxy Statement for information concerning the meeting.

General Mills Direct Stock Purchase Plan
This plan provides a convenient and economical way to invest in General Mills stock without paying brokerage commissions and other fees on your purchases and reinvestments. For more information and a copy of a plan prospectus, go to the Investors section of GeneralMills.com.

Total Return to Shareholders
Return on $100 invested on May 27, 2018; stock price appreciation plus reinvested dividends.



5 Year TSR

Total Return Index — General Mills, S&P 500, S&P Packaged Food
(May 18 – May 23)

General Mills Board of Directors

As of August 14, 2023

R. Kerry Clark
Retired Chairman and Chief Executive Officer, Cardinal Health, Inc. (healthcare products and services)

C. Kim Goodwin
Private Investor (financial services)

Jeffrey L. Harmening
Chairman and Chief Executive Officer, General Mills, Inc.

Maria G. Henry
Retired Chief Financial Officer, Kimberly-Clark Corporation (consumer products)

Jo Ann Jenkins
Chief Executive Officer, AARP, Inc. (nonprofit services)

Elizabeth C. Lempres
Retired Senior Partner, McKinsey & Company (management consulting)

Diane L. Neal
Retired Chief Executive Officer, Sur la Table, Inc. (consumer-facing retail company)

Steve Odland
President and Chief Executive Officer, The Conference Board and Former Chairman and Chief Executive Officer, Office Depot, Inc. (office products retailer) and AutoZone, Inc. (consumer-facing retail company)

Maria A. Sastre
Retired President and Chief Operating Officer, Signature Flight Support Corporation (aviation)

Eric D. Sprunk
Retired Chief Operating Officer, NIKE, Inc. (athletic footwear and apparel)

Jorge A. Uribe
Retired Global Productivity and Organization Transformation Officer, The Procter & Gamble Company (consumer products)

